FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

For the month of May 2003

VERNALIS GROUP PLC

(Translation of registrant’s name into English)

Oakdene Court

613 Reading Road

Winnersh

Wokingham, Berkshire RG41 5UA

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosures:

1.	Press release dated May 1, 2003 announcing the Company’s proposed Placing and Open Offer to raise £16 million.

2.	Prospectus dated May 1, 2003 in relation to the Company’s proposed Placing and Open Offer.

The materials furnished under cover of this Form 6-K do not constitute an offer to sell the securities in the United States or the solicitation of offers to buy the securities from persons located in the United States. The securities may not be offered or sold in the United States absent registration under the Securities Act of 1933 or an exemption from such registration. Any public offering of the securities in the United States will be made by means of a prospectus that may be obtained from the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vernalis Group plc

Date: May 9, 2003	By:	/s/ Peter Worrall
Peter Worrall Finance Director and Company Secretary

1 May 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN PART OR IN WHOLE IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Vernalis Group Plc

Proposed Placing and Open Offer to raise £16 million

Vernalis Group plc (“Vernalis” or the “Company”) today announces its intention to raise approximately £14.1 million (after expenses) by way of a Placing and Open Offer of 44,444,445 new Ordinary Shares (representing approximately 103 per cent. of Vernalis’s existing issued share capital).

Highlights

•	Placing and Open Offer of 44,444,445 New Ordinary Shares at 36 pence per share to raise £16 million (£14.1 million net of expenses);

•	14,346,359 New Ordinary Shares placed firm and 30,098,086 New Ordinary Shares placed subject to clawback to satisfy valid applications under the Open Offer;

•	Open Offer to Qualifying Shareholders on the basis of 7 New Ordinary Shares for every 10 existing Ordinary Shares; and

•	Undertakings obtained from Invesco in respect of 27.88 per cent. of the existing Ordinary Shares to vote in favour of the special resolution, to take up 8,392,300 shares under the Open Offer and to subscribe for 4,000,220 shares under the Firm Placing.

George Kennedy, Chairman of Vernalis, commented:

“I am very pleased that investors have supported the Company through this equity offering which places Vernalis in a sound financial position. We will continue to work to maximise the value from our portfolio of programmes and will pursue all strategic options for the benefit of the Company and its shareholders.”

Your attention is drawn to the full text of the announcement in particular, the section entitled “Introduction”.

For further information, please contact:

Vernalis	Tel: 0118 977 3133

George Kennedy, Chairman
Peter Worrall, Finance Director

Cazenove & Co. Ltd	Tel: 020 7588 2828

Julian Cazalet
Greg Bennett

HCC De Facto Group	Tel: 020 7496 3300

David Dible
Mark Swallow

Cazenove & Co. Ltd which is regulated in the United Kingdom by the Financial Services Authority (“FSA”), is acting exclusively as financial adviser (as defined in the Rules of the FSA) for Vernalis and no one else in connection with the Placing and Open Offer and will not be responsible to anyone other than Vernalis for providing the protections afforded to customers of Cazenove & Co. Ltd or for giving advice in relation to the Placing and Open Offer. For the purposes of the Placing and Open Offer, all persons other than Vernalis shall be “corporate finance contacts” under the rules of the FSA and Cazenove & Co. Ltd will not act for nor will it be responsible for providing protections afforded to customers of Cazenove & Co. Ltd or for giving advice to such persons.

The information contained in this announcement is not for publication or distribution to persons in the United States, Australia, Canada or Japan. Neither the existing Ordinary Shares nor the New Ordinary Shares have been or will be registered under the Securities Act of 1933 (as amended), or under the laws of the United States or of any province state or territory of Australia, Canada or Japan. Subject to certain exceptions, the New Ordinary Shares may not, directly or indirectly, be offered, sold, taken up or delivered in, into or from the United States, Australia, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful.

As a result of today’s announcement, the Company has entered into an offer period for the purposes of the City Code on Takeovers and Mergers (the “City Code”). Accordingly, certain disclosure requirements arise as set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include Vernalis’ ordinary shares, securities carrying conversion or subscription rights into, options in respect of, and derivatives referenced to, such ordinary shares.

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Vernalis Group Plc

Proposed Placing and Open Offer to raise £16 million

Introduction

Vernalis today announces its intention to raise £16 million (before expenses) by way of a Placing and Open Offer of 44,444,445 new Ordinary Shares (representing approximately 103 per cent. of Vernalis’s existing issued share capital).

The net proceeds of the Placing and Open Offer, amounting to approximately £14.1 million, will be used to develop the business of Vernalis.

In its preliminary results announcement on 21 March 2003 Vernalis stated that its target continued to be the achievement of positive operating cash flow and sustainable profitability by the end of 2004, but that in the interim period the Company anticipated a shortfall in working capital prior to the receipt of a $15 million US sales-related milestone from Elan. The key factor in the timing of receipt of the milestone payment from Elan will be the rate of growth of frovatriptan sales, the trigger point for the payment being the end of the first twelve-month period in which net sales of frovatriptan in the North American market exceed $100 million.

Peter Worrall has assumed overall responsibility for day-to-day operational matters since the resignation of Robert Mansfield announced with the Vernalis’ preliminary results on 21 March 2003.

Following announcement of the preliminary results the Directors continued to discuss funding options, including an equity offering, with the Company’s leading shareholders. The Company also took steps to defer certain further research and development spend and conserve cash and, as explained further in the following paragraph, the Directors continue to explore other strategic options.

As announced on 21 March 2003, the Board has, in parallel with securing the equity funding represented by the Placing and Open Offer, been pursuing other strategic options. The Directors have had discussions with a number of parties in respect of various options including in connection with a possible offer for the Company. Some of these discussions have involved parties indicating an interest in making an offer, as a share-for-share exchange, for the Company at a substantial premium to the market value of the Ordinary Shares at the close of business on 30 April 2003. However, at this point in time those parties that had indicated their interest in making an offer have withdrawn their indicative offers. The Company remains in talks with several parties on which they are being advised by UBS Warburg. As at the date of this announcement no firm intention to make an offer for the Company had been notified to the Board.

The Directors believe that securing additional equity funding through the Placing and Open Offer will enhance the Company’s position in any discussions. Accordingly the Directors have concluded that it is in the best interests of Shareholders to proceed with the Placing and Open Offer notwithstanding the possibility of an offer for the Company.

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Whether or not the Placing and Open Offer become unconditional, there can be no guarantee that any formal offer will be made for the Company whether as a result of the discussions to date or otherwise.

The Placing and Open Offer are conditional, inter alia, upon shareholder approval at the Extraordinary General Meeting to be held at 10.30 a.m. on 28 May 2003 at Allen & Overy, One New Change, London, EC4M 9QQ. As required by the Listing Rules, Invesco, a subsidiary undertaking of Amvescap, (and a substantial shareholder in Vernalis, which, as at 30 April 2003, had confirmed an interest in 11,989,000 Ordinary Shares representing 27.88 per cent. of the issued share capital of the Company) which it is proposed should participate as a placee in the Firm Placing, will abstain, and has undertaken to take all reasonable steps to ensure that its associates will abstain, from voting on the Ordinary Resolution at the EGM.

The business, strategy and progress over the last two years

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs for the treatment of diseases related to the central nervous system. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in a large number of common neurological and psychiatric disorders. Its most advanced product, frovatriptan, has received regulatory approvals in the United States and Europe for the acute treatment of migraine. Frovatriptan was launched in the US market during June 2002 and in the German market during November 2002. Frovatriptan was launched recently on the Irish and UK markets and launches in further European markets are expected to follow during 2003. Vernalis received its first royalty revenues on frovatriptan sales in August 2002, based on second quarter sales in the United States, and will receive a quarterly income stream from its US and European licensees’ sales of frovatriptan going forward.

Following the launch of frovatriptan, initial feedback from the US and German markets has been encouraging. In the United States, sales of frovatriptan, sold under the brand name Frova TM, had achieved a greater than 2 per cent. share of the market for the triptan class of drugs by March, 2003, nine months following its launch, according to prescription data generated by the market research organisation IMS Health. In Germany, after 20 weeks on the market, frovatriptan’s market share of triptan units sold had increased to 5.2 per cent., also according to IMS Health data.

In the third quarter of 2002, Vernalis announced positive headline results from a multi-centre US clinical trial exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The full results of this Phase IIIb study were presented at a major neurology conference in the United States at the beginning of April 2003, and will subsequently be published in key scientific and clinical journals. The Company intends to carry out additional studies required to enable its partners to apply for US and European regulatory approvals for the use of frovatriptan in this new indication.

According to Dr Anne MacGregor, the author of “Migraine in Women”, more than 50 per cent. of female migraineurs report menstruation as one of the triggers for their migraine attacks. No other drugs in the triptan class are currently approved for prophylactic use in menstrually-associated migraine. The Directors believe that if the positive outcome of the initial study can be reproduced in further studies and a label extension successfully obtained, it would give frovatriptan a competitive advantage that could enable the Company’s licensees to increase significantly frovatriptan’s market share and, potentially, to expand the overall size of the market for migraine therapies.

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The Company’s strategy is to build a broad and diverse portfolio of products to address major market opportunities in the CNS and related areas. It aims to do this through a combination of progressing its own in-house research programmes into development and through selective merger and acquisition activity with other companies with complementary expertise and technology. The Company has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe. The Company seeks to manage the inherent risks in pharmaceutical research and development by working with global pharmaceutical companies in collaborative alliances on some of its research and development programmes.

Over the last eighteen months Vernalis has made a number of important strategic and operational advances. These include:

•	completing the full development and regulatory approval of a completely new chemical entity, frovatriptan, in the US and Europe, an accomplishment matched by only a small number of biotechnology companies in the world;

•	the US and first European launches of frovatriptan by the Company’s licensees in June and November 2002 respectively;

•	re-negotiating the commercial terms of the licence agreement with the Company’s North American licensee for frovatriptan, Elan Corporation, in the first quarter of 2002. This included the waiver of a $10 million loan (plus accrued interest) due to Elan in return for reduced royalty payments by Elan in the early years following US launch and additional development work relating to frovatriptan to be undertaken by the Company, so as to facilitate the appointment by Elan of UCB Pharma, Inc. to co-promote frovatriptan in the US market. The Directors considered the appointment of a co-promotion partner essential to maximise the promotional effort behind frovatriptan during the critical launch phase;

•	advancing a compound into pre-clinical development from the Company’s research in Parkinson’s disease;

•	completing Phase I studies and commencing Phase II clinical studies with VML 670, a potential new treatment for sexual dysfunction in patients taking medication for depression, in a collaboration with Lilly Corporation;

•	extending its collaboration with Roche on obesity in February 2002, and entering into a major new strategic collaboration in the field of depression in May 2002, also with Roche. These new agreements significantly increase the potential revenues to the Company in the form of research funding, milestone payments and royalties, and have also brought in £7 million of additional capital by way of a convertible loan from Roche;

•	rationalising the Company’s operations and research and development portfolio in October 2002, including a reduction in headcount by 35, representing approximately 25 per cent. of the workforce. Together with other steps taken by the Company to reduce expenditure in 2002, the Directors expect to achieve annualised cost savings of at least £3 million from 2003; and

•	positive results from a Phase IIIb study in the prophylaxis of menstrually associated migraine;

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Use of proceeds

Vernalis is now seeking further funds to enable it to build on the substantial progress of the last eighteen months and to progress its research and development portfolio focussing on additional frovatriptan studies and the sexual dysfunction and obesity programmes. Vernalis currently intends to spend an average of approximately £17 million per annum on R&D over the next two years. The proceeds of the Placing and Open Offer will raise approximately £14.1 million (after expenses), which will be used as follows:

•	to carry out the additional studies required to enable the Company’s partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine;

•	to conduct a Phase IIIb study with frovatriptan in the treatment of adolescent migraine;

•	to complete Phase II clinical studies on its VML 670 programme targeting SSRI-induced sexual dysfunction in patients suffering from depression;

•	to progress the Company’s 5-HT2c agonist research programme, targeting obesity;

•	to fund the payment of $5 million that will become payable to GlaxoSmithKline in September 2003; and

•	general corporate and other working capital purposes.

The Company intends to continue its development programme for the potential treatment of Parkinson’s disease and its late stage research programme targeting depression whilst the Directors pursue strategic options for the Company. However, unless additional funding for these programmes becomes available either through strategic collaborations or the implementation of another strategic option the Company will then cease expenditure on its depression research programme and, once pre-clinical development is completed, its Parkinson’s development programme.

Current trading and prospects

Following the US and German launches of frovatriptan in June and November 2002 respectively, the Company has now started to receive a regular quarterly income from royalties on US and European sales, and, in the case of Europe, sales revenues from the supply of finished frovatriptan product to Menarini. Menarini also launched in Ireland and the United Kingdom in March 2003 and April 2003 respectively, and launches in further European markets are expected to follow during 2003.

During 2003, increasing revenues from frovatriptan, together with the benefit to operating expenses from the £3 million of annualised cost savings implemented in 2002, should result in a progressive reduction in the Company’s net cash outflows. The Company’s target continues to be to achieve positive operating cashflow and sustainable profitability by the end of 2004.

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Funds from the Placing and Open Offer are intended to bridge the anticipated shortfall in working capital prior to receipt of an expected $15 million milestone payment from Elan, and in particular to enable the Company to proceed with the additional clinical studies that will be required before an application can be submitted for approval of frovatriptan as a prophylactic treatment for menstrually associated migraine. The key factor in the timing of receipt of the milestone payment from Elan will be the rate of growth of frovatriptan sales, the trigger point for the payment being the end of the first twelve-month rolling period in which net sales of frovatriptan in the North American market exceed $100 million.

Whilst the issue of the New Ordinary Shares under the Placing and Open Offer (save for the Committed Open Offer Shares) has been fully underwritten shareholders should be aware that it is conditional, inter alia, on shareholder approval of the Resolutions to be proposed at the EGM. If it does not proceed the Company would need to take immediate action to curtail expenditure on its research and development activities until further funds are available. In these circumstances, the Company would continue to seek alternative sources of funding to ensure the continuation of its business. This could include securing alternative sources of funding from, for example, further collaborations with partners, renegotiation of existing contractual arrangements and the sale of part of the Company’s future royalties from frovatriptan, although the terms under which such funds might be secured are likely to be disadvantageous. There can be no certainty that any alternative sources of funding would be available to the Company if the Placing and Open Offer did not proceed.

Details of the Placing and Open Offer

Vernalis proposes to issue 44,444,445 New Ordinary Shares (representing approximately 103 per cent. of Vernalis’s existing issued share capital) at a price of 36 pence per share by way of the Placing and Open Offer.

Arrangements have been made with Cazenove as agent for the Company, to invite Qualifying Shareholders to apply to subscribe for 30,098,086 New Ordinary Shares at the Offer Price of 36 pence per New Ordinary Share, on the basis of:

7 New Ordinary Shares for every 10 existing Ordinary Shares

registered in their name at the close of business on the Record Date and so in proportion for any other number of existing Ordinary Shares then held rounded down to the nearest whole number of New Ordinary Shares. Fractions of New Ordinary Shares will be aggregated and placed for the benefit of the Company.

Cazenove is seeking to place up to 21,705,786 New Ordinary Shares (being all the New Ordinary Shares under the Open Offer less the Committed Open Offer Shares) conditionally with institutional and other investors, subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer.

In addition to the Committed Firm Placing Shares, Cazenove is also seeking to place up to 10,346,139 New Ordinary Shares firm on a non-pre-emptive basis with institutional and other investors pursuant to the Firm Placing. Accordingly, the New Ordinary Shares placed under the Firm Placing will not be subject to recall to satisfy applications by Qualifying Shareholders under the Open Offer. Shareholders’ pre-emptive rights over those New Ordinary Shares will be disapplied by the Special Resolution to be voted on at the EGM.

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The issue of the New Ordinary Shares under the Placing and Open Offer (excluding the Committed Open Offer Shares) has been fully underwritten by Cazenove, subject to certain conditions as set out in the Placing and Open Offer Agreement.

Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement calculated on the basis set out above. No application in excess of the maximum entitlement will be met under the Open Offer and any Qualifying Shareholder so applying will be deemed to have applied only for his maximum entitlement provided that the application is complete in all other respects. Holdings in certificated form and uncertificated form will be treated as separate holdings for the purposes of calculating entitlements under the Open Offer.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects and carry the same voting rights as the existing Ordinary Shares.

The Placing and Open Offer are conditional on:

1.	the passing of the Resolutions at the Extraordinary General Meeting;

2.	the Placing and Open Offer Agreement becoming unconditional in all respects and not having been terminated or rescinded in accordance with its terms; and

3.	Admission becoming effective by no later than 8.00 a.m. on 30 May 2003 (or such later time and/or date not later than 6 June 2003 as the Company and Cazenove may agree).

However, the Placing and Open Offer are not conditional on the absence of an offer for the Company and there will be no adjustment to the proposed timetable for the Placing and Open Offer as a result of any offer which may subsequently be made.

The Firm Placing, the Conditional Placing and the Open Offer are all inter-conditional, and accordingly one cannot proceed without the others.

It is expected that all these conditions will be satisfied by, that Admission will become effective on, and that dealings in the New Ordinary Shares will commence on, 30 May 2003. Definitive certificates in respect of New Ordinary Shares will be prepared and are expected to be delivered or posted to those allottees who have validly elected to hold their shares in certificated form by 4 June 2003. In respect of those allottees who have validly elected to hold their shares in uncertificated form, the New Ordinary Shares are expected to be credited to their accounts maintained in the CREST system by 30 May 2003.

If the Placing and Open Offer do not become unconditional, no New Ordinary Shares will be issued, and all monies received by the Registrars in connection with the Open Offer will be returned to applicants without interest as soon as practicable.

The Open Offer is not being made to certain Shareholders, including certain shareholders resident in the United States, Australia, Canada or Japan.

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Related Party Transaction

It is proposed that Invesco, a subsidiary undertaking of Amvescap (which as at 30 April 2003 has confirmed to the Company that it was interested in 27.88 per cent. of the Company’s issued share capital), should participate as a placee in the Firm Placing. Invesco has given an undertaking under which it has agreed inter alia to subscribe at the Offer Price under the Firm Placing for 4,000,220 New Ordinary Shares, representing 9.0 per cent. of the New Ordinary Shares the subject of the Placing and Open Offer, conditional, inter alia, upon the passing of the Resolutions.

Invesco has also given an undertaking to participate in the Open Offer to the full extent of its interest in shares under its management at the time of receipt of the Prospectus and an Application Form (being as at 30 April 2003, shares representing 27.88 per cent. of the Company’s issued share capital). The effect of Invesco’s participation in the Placing and Open Offer is expected to be to maintain Invesco’s current interest in the Company of 27.88 per cent. of the issued share capital as enlarged by the Placing and Open Offer.

As a consequence of Invesco’s interest in the Company, its proposed participation in the Firm Placing is a related party transaction for the purposes of the Listing Rules and therefore requires the approval of Vernalis shareholders other than Invesco. Invesco will abstain, and has undertaken to take all reasonable steps to ensure that its associates will abstain, from voting on the Ordinary Resolution.

Prospectus

A prospectus prepared in accordance with Part VI of the Financial Services and Markets Act 2000 containing further details of the Placing and Open Offer and convening the Extraordinary General Meeting is expected to be sent to Shareholders today.

As a result of today’s announcement, the Company has entered into an offer period for the purposes of the City Code on Takeovers and Mergers (the “City Code”). Accordingly, certain disclosure requirements arise as set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeror or offeree company. Relevant securities include Vernalis’ ordinary shares, securities carrying conversion or subscription rights into, options in respect of, and derivatives referenced to, such ordinary shares.

Notes:

This press release contains forward-looking statements, including statements regarding Vernalis’ strategy and prospects. Statements that are not historical facts are based on Vernalis’ current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis’ actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis’ future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis’ product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis’ product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled “Risk Factors” in Part IV of the prospectus which is expected be sent to Shareholders today.

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Any analysis of data provided by IMS Health and referred to in this announcement has been independently arrived at by the Company on the basis of the data provided by IMS Health and other information. IMS Health is not responsible for any reliance by recipients on the data or any analysis thereof.

This press release is not an offer for sale of securities of Vernalis Group plc (the “Company”), in the United States. The securities are not being registered under the Securities Act, and may not be offered or sold in the United States or to US persons except pursuant to an applicable exemption from such registration. Any offering of the securities will be made only by means of a prospectus containing detailed information regarding the Company and its management, including financial statements. Such prospectus will be made available through the Company.

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority (“FSA”), is acting exclusively as financial adviser (as defined in the Rules of the FSA) for Vernalis and no one else in connection with the Placing and Open Offer and will not be responsible to anyone other than Vernalis for providing the protections afforded to customers of Cazenove & Co. Ltd or for giving advice in relation to the Placing and Open Offer. For the purposes of the Placing and Open Offer, all persons other than Vernalis shall be “corporate finance contacts” under the rules of the FSA and Cazenove & Co. Ltd will not act for nor will it be responsible for providing protections afforded to customers of Cazenove & Co. Ltd or for giving advice to such persons.

The information contained in this announcement is not for publication or distribution to persons in the United States, Australia, Canada or Japan. Neither the existing Ordinary Shares nor the New Ordinary Shares have been or will be registered under the Securities Act, or under the laws of the United States or of any province state or territory of Australia, Canada or Japan. Subject to certain exceptions, the New Ordinary Shares may not, directly or indirectly, be offered, sold, taken up or delivered in, into or from the United States, Australia, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful.

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Expected timetable of principal events

2003
Record Date for entitlement under the Open Offer	Tuesday 29 April

Prospectus, Application Forms and Form of Proxy posted to Qualifying Shareholders	Thursday 1 May

Latest time and date for splitting Application Forms (to satisfy bona fide market claims only)	3.00 p.m. on Wednesday 21 May

Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer	3.00 p.m. on Friday 23 May

Latest time and date for receipt of completed Forms of Proxy	10.30 a.m. on Monday 26 May

Extraordinary General Meeting	10.30 a.m. on Wednesday 28 May

Admission and commencement of dealings in New Ordinary Shares	8.00 a.m. on Friday 30 May

Expected date on which New Ordinary Shares will be credited to CREST accounts	Friday 30 May

Expected date of despatch of definitive certificates for New Ordinary Shares and refund cheques (where appropriate)	Wednesday 4 June

Each of the times and dates in the above timetable is subject to change.

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Definitions:

The following definitions apply throughout this document unless the context requires otherwise:

“Act”	Companies Act 1985, as amended;

“Admission”

the admission of the New Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and “Admission becoming effective” means its becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the admission and disclosure standards published by the London Stock Exchange;

“Application Form”	the application form accompanying this document on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer;

“Amvescap”	Amvescap plc of 30 Finsbury Square, London EC2A 1AG;

“Articles”	the articles of association of the Company;

“Cazenove”	Cazenove & Co. Ltd;

“Committed Firm Placing Shares”	4,000,220 of the New Ordinary Shares which are the subject of the undertaking from Invesco;

“Committed Open Offer Shares”	the New Ordinary Shares other than the Committed Firm Placing Shares which are the subject of the undertaking from Invesco;

“Company” or “Vernalis”	Vernalis Group plc;

“Conditional Placing”	the conditional placing of up to 44,444,445 New Ordinary Shares, pursuant to the Placing and Open Offer Agreement;

“CREST”

the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of a written instrument;

“CRESTCo”	CRESTCo Limited;

“Directors” or “Board”	the Executive and Non-Executive Directors of the Company;

“Elan”	Elan Corporation and/or all or any of its affiliates;

“Executive Directors”	the executive Directors of the Company;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held at 10.30a.m. on 28 May 2003 at the offices of Allen & Overy, One New Change, London EC4M 9QQ (or an adjournment thereof);

“FDA”	the US Food and Drug Administration;

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“Financial Services and Markets Act”	the Financial Services and Markets Act 2000;

“Firm Placing”

the firm placing of up to 14,346,359 New Ordinary Shares on behalf of the Company, pursuant to the Placing and Open Offer Agreement (including, for the avoidance of doubt, the Committed Firm Placing Shares);

“Form of Proxy”	the form of proxy accompanying this document for use in connection with the EGM;

“GlaxoSmithKline”	GlaxoSmithKline plc of 980 Great West Road, Brentford, Middlesex, TW8 9GS;

“Invesco”	Invesco Asset Management Limited of 30 Finsbury Square, London EC2A 1AG;

“Lilly”	Eli Lilly & Company and/or its affiliates;

“Listing Rules”	the listing rules of the UK Listing Authority;

“Manager”	Cazenove;

“MCA”	Medicines Control Agency;

“Menarini”	Menarini International S.A. and/or all or any of its affiliates;

“New Ordinary Shares”	the New Ordinary Shares to be issued by the Company in whole or in part under the Placing and Open Offer having the rights set out in the Articles;

“Non-Executive Directors”	the non-executive Directors of the Company;

“Offer Price”	36 pence per New Ordinary Share;

“Official List”	the Official List of the UK Listing Authority;

“Open Offer”

the conditional invitation by Cazenove on behalf of the Company, to Qualifying Shareholders to apply for up to 30,098,086 New Ordinary Shares on a pre-emptive basis on the terms and conditions set out in the Prospectus and in the Application Form;

“Ordinary Resolution”	the ordinary resolution to be proposed at the EGM;

“Ordinary Shares”	ordinary shares of 10p each in the Company;

“Placing”	the Firm Placing and the Conditional Placing;

“Placing and Open Offer Agreement”	the agreement dated 1 May 2003 between the Company and Cazenove relating to the Placing and Open Offer;

“Qualified Institutional Buyer” or “QIB”	Qualified Institutional Buyer as defined in Rule 144A under the Securities Act;

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“Qualifying Shareholders”

holders of Ordinary Shares on the register of members of the Company as at the close of business on the Record Date with a registered address outside the United States (other than certain Qualified Institutional Buyers and Accredited Investors identified by the Company), Australia or Canada and Japan;

“Record Date”	29 April 2003, being the record date for the Open Offer;

“Registrars”	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA;

“Regulations”	The Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272), as amended;

“Resolutions”	the Special Resolution and the Ordinary Resolution;

“Roche”	F. Hoffman – La Roche Limited and/or its affiliates;

“Securities Act”	the United States Securities Act of 1933, as amended;

“Shareholders”	holders of Ordinary Shares;

“Special Resolution”	the special resolution to be proposed a the EGM;

“UBS Warburg”	UBS Limited, a wholly owned subsidiary of UBS AG;

“UCB”	UCB Pharma SA and/or its subsidiaries and affiliates including UCB Pharma Inc;

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“USD” or “$”	United States dollars.

14

Glossary of scientific terms:

“CNS”	the central nervous system;

“Efficacy”	the therapeutic effect of a drug;

“Frovatriptan”	Frovatriptan.succinate;

“IMS”	IMS Health Inc.;

“Indication”	a term used to define the disease for which the drug is approved;

“Metabolism”	the effect of the body on an administered compound which results in its transformation into other compounds prior to excretion;

“Pharmacokinetics”	the absorption, distribution, metabolism and excretion of a drug by the body, studied over a period of time;

“Phase I”	studies in usually healthy subjects to determine biological properties including, pharmacological activity, pharmacokinetics and tolerability of a new drug;

“Phase II”	early stage clinical trials in patients designed to obtain preliminary evidence of safety and efficacy and to explore a range of doses;

“Phase IIIb”	clinical trials performed to support marketing conducted after a product licence has been applied for but prior to approval;

“Receptor”	a protein located in a body tissue with which a hormone, chemical messenger substance or drug interacts to produce or prevent a biological reaction;

“Serotonin”	5 hydroxytryptamine, a chemical messenger substance found in the body, especially in the nervous system; and

“SSRI”	selective serotonin reuptake inhibitors.

15

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000.

A copy of this document, which comprises a prospectus relating to Vernalis Group plc as required by the listing rules of the UK Listing Authority made under section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that act. Any person (including, without limitation, custodians, nominees and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document and the accompanying documents to any jurisdiction outside the UK should seek appropriate advice before taking any action.

If you have sold or otherwise transferred all your Ordinary Shares prior to the date of this document, please forward this document, the accompanying Form of Proxy and the Application Form (and reply-paid envelope) as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. Subject to certain exceptions, such documents should not be distributed, forwarded or transmitted in or into the United States, Australia, Canada or Japan. If you have sold only part of your holding, you should refer to the instructions regarding split applications set out in Part II of this document and the accompanying Application Form.

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that admission to listing and trading of the New Ordinary Shares will become effective, and that unconditional dealings in the New Ordinary Shares will commence, on 30 May 2003.

Placing and Open Offer by Cazenove on behalf of

VERNALIS GROUP PLC of 44,444,445 New Ordinary Shares at 36 pence per New Ordinary Share

Cazenove is acting for the Company and no-one else in connection with the Placing and Open Offer and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for giving advice in relation to the Placing and Open Offer.

Applications by Qualifying Shareholders for New Ordinary Shares to be issued under the Open Offer may only be made on the accompanying Application Form which is personal to the Shareholder(s) named thereon and may not be sold, assigned, transferred or split, except to satisfy bona fide market claims.

The Open Offer closes at 3.00 p.m. on 23 May 2003 and payment is required in full by this time. If you are a Qualifying Shareholder and wish to apply or subscribe for New Ordinary Shares under the Open Offer, you should complete the accompanying Application Form and return it with your remittance in accordance with the instructions set out in paragraph 3 of Part II of this document and in the Application Form.

A notice convening an Extraordinary General Meeting to be held at 10.30 a.m. on 28 May 2003 at Allen & Overy, One New Change, London EC4M 9QQ is set out on pages 125 and 126 of this document. Shareholders will find enclosed a form of proxy for use at the Extraordinary General Meeting. Shareholders are requested to complete and return the Form of Proxy as soon as possible and in any event by not later than 10.30 a.m. on 26 May 2003.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. Neither the delivery of this document nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as of any subsequent time.

The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined within “Definitions” or “Glossary of Scientific Terms” in Part VIII.

EXCEPT AS OTHERWISE SET FORTH HEREIN THE OPEN OFFER DESCRIBED IN THIS DOCUMENT IS NOT BEING MADE TO SHAREHOLDERS IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN. The New Ordinary Shares offered by this document have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold in the United States, Australia, Canada or Japan or to or for the benefit of US Persons (as defined in Regulation S under the Securities Act) and any national, resident or citizen of Australia, Canada or Japan. Ordinary Shareholders with registered addresses in the United States, Australia, Canada or Japan are referred to the paragraph headed “Overseas Shareholders” in Part II of this document. Subject to the exceptions set out in this document, this document is being furnished to such persons solely for the purpose of giving notice of the Extraordinary General Meeting and providing certain information in connection with voting at the Extraordinary General Meeting.

This document does not constitute an offer of, or the solicitation of any offer to subscribe for or buy, any of the New Ordinary Shares to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New Ordinary Shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act. The Manager may arrange for the offer and sale of New Ordinary Shares in the United States only to persons reasonably believed to be Qualified Institutional Buyers in transactions not involving a “public offering” under Section 4(2) of the Securities Act. Each such subscriber will, by virtue of and in connection with its subscription of New Ordinary Shares in the Placing and Open Offer, be deemed to have made the representations and covenants or substantially similar representations and covenants as set forth under “United States” in the paragraph headed “Overseas Shareholders” in Part II of this document. The New Ordinary Shares are not transferable except in accordance with, and the distribution of this document is subject to, the restrictions set out in that paragraph.

The New Ordinary Shares offered by this document have not been approved or disapproved by the US Securities and Exchange Commission or any US state securities commission or regulatory authority, nor have such authorities confirmed or determined the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire Revised Statutes (“RSA 421-B”) with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of the State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of the State of New Hampshire has passed judgment in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make or cause to be made to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

Available information

For so long as any of the New Ordinary Shares remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) of that Act, make available to any holder or beneficial owner of a New Ordinary Share, or to any prospective purchaser of a New Ordinary Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Forward-looking statements

This document contains forward-looking statements. The forward-looking statements are principally contained in Part I (Letter from the Chairman), Part III (“Information on Vernalis”), Part V (“Operating and Financial Review”) and Part VII (“Additional Information”). Forward-looking statements include, but are not limited to, statements about:

1.	technological advances and the progress of the Company’s product development programmes;

2.	anticipated results of clinical trials and regulatory approval processes;

3.	the Company’s expectations for the various products the Company is developing, including the Company’s ability to commercialise and manufacture those products;

4.	the potential markets for the Company’s products;

5.	the Company’s estimates of the Company’s capital requirements and the Company’s need for additional financing;

6.	the anticipated impact of governmental regulations;

7.	the Company’s ability to obtain and enforce effective patents;

8.	the Company’s ability to obtain rights to technology and to establish advantageous commercial relationships with strategic partners;

9.	the Company’s working capital requirements; and

10.	potential bids or other strategic options for the Company.

Forward-looking statements can generally be identified by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “potential” and similar expressions.

These statements reflect the Company’s current views with respect to future events and are based on the Company’s estimates and assumptions as of the date of this document only. The Company may not update these forward-looking statements, even though the Company’s situation may change in the future, unless required by English law or the Listing Rules. These statements involve known and unknown risks, uncertainties and other important factors, including the factors described in Part IV (“Risk Factors”), which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should carefully read this entire document, particularly Part IV (“Risk Factors”), before you make an investment decision.

Enforcement of judgments

The Company is a public limited company incorporated under the laws of England and Wales. With the exception of Marvin Jaffe, the Directors are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and all of the assets of the Group are located outside the US. As a result, it may not be possible for investors to effect service of process within the United States on the Company or such persons or to enforce against them judgments of US courts predicated on the civil liability provisions of the US federal securities laws. The Company has been advised by its English solicitors that there is doubt as to the enforceability in England in original actions or in actions for enforcement of judgments of US courts predicated on the civil liability provisions of the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

DIRECTORS, SECRETARY AND ADVISERS

Directors

George M. Kennedy CBE Chairman*

Colin T. Dourish PhD, DSc Senior Vice President—Research

John B. Hutchison PhD, FRCP, FFPM Senior Vice President—Development

Peter B. Worrall MA, ACA Chief Financial Officer Carol C. Ferguson MA, CA* Marvin E. Jaffe BS, MD* Peter R. Read CBE, FRCP, FFPM*

*	Non-executive Directors

Company Secretary

Peter B. Worrall MA, ACA

Registered Office

Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA

Advisers

Sponsor, Manager and Financial Adviser

Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA

Advisers to the Company on English and US law

Allen & Overy One New Change London EC4M 9QQ

Advisers to the Sponsor and Manager on English and US law

Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS

Registered Auditors and Reporting Accountants	Registrars	Receiving Agents

PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	Lloyds TSB Registrars Antholin House 71 Queen Street London EC4N 1SL

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2003

Record Date for entitlements under the Open Offer	Tuesday 29 April

Prospectus, Application Forms and Forms of Proxy posted to Qualifying Shareholders	Thursday 1 May

Latest time and date for splitting Application Forms (to satisfy bona fide market claims only)	3.00 p.m. on Wednesday 21 May

Latest time and date for receipt of completed Application Forms and payment in full under the Open Offer	3.00 p.m. on Friday 23 May

Latest time and date for receipt of completed Forms of Proxy	10.30 a.m. on Monday 26 May

Extraordinary General Meeting	10.30 a.m. on Wednesday 28 May

Admission and commencement of dealings in New Ordinary Shares. .	8.00 a.m. on Friday 30 May

Expected date on which New Ordinary Shares will be credited to CREST accounts	Friday 30 May

Expected date of despatch of definitive certificates for New Ordinary Shares and refund cheques (where appropriate)	Wednesday 4 June

Each of the times and dates in the above timetable is subject to change.

If you have any queries concerning the procedure for acceptance and payment under the Open Offer, you should contact Lloyds TSB Registrars by post at Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL or by telephone on 0870 600 0673. This helpline will not provide any financial or tax advice.

PART I

LETTER FROM THE CHAIRMAN

1 May 2003

To Qualifying Shareholders and, for information only, to holders of options under the Employee Share Schemes

Dear Shareholder,

Placing and Open Offer of 44,444,445 New Ordinary Shares at 36 pence per New Ordinary Share

1. Introduction

Vernalis Group plc today announced that it intends to raise £16.0 million (before expenses) by way of a Placing and Open Offer of 44,444,445 New Ordinary Shares (representing approximately 103 per cent. of Vernalis’ existing issued share capital).

The net proceeds of the Placing and Open Offer, amounting to approximately £14.1 million, will be used to develop the business of Vernalis. Further details of the business of Vernalis and the Company’s proposed use of the proceeds of the Placing and Open Offer are set out on pages 8 to 10 of this document.

In its preliminary results announcement on 21 March 2003 Vernalis stated that its target continued to be the achievement of positive operating cash flow and sustainable profitability by the end of 2004, but that in the interim period the Company anticipated a shortfall in working capital prior to the receipt of a $15 million US sales-related milestone from Elan. The key factor in the timing of receipt of the milestone payment from Elan will be the rate of growth of frovatriptan sales, the trigger point for the payment being the end of the first twelvemonth period in which net sales of frovatriptan in the North American market exceed $100 million.

Peter Worrall has assumed overall responsibility for day-to-day operational matters since the resignation of Robert Mansfield announced with the Vernalis Group’s preliminary results on 21 March 2003.

Following announcement of the preliminary results the Directors continued to discuss funding options, including an equity offering, with the Company’s leading shareholders. The Company also took steps to defer certain further research and development spend and conserve cash and, as explained further in the following paragraph, the Directors continue to explore other strategic options.

As announced on 21 March 2003, the Board has, in parallel with securing the equity funding represented by the Placing and Open Offer, been pursuing other strategic options. The Directors have had discussions with a number of parties in respect of various options including in connection with a possible offer for the Company. Some of these discussions have involved parties indicating an interest in making an offer, as a share-for-share exchange, for the Company at a substantial premium to the market value of the Ordinary Shares at the close of business on 30 April 2003. However, at this point in time those parties that had indicated their interest in making an offer have withdrawn their indicative offers. The Company remains in talks with several parties on which they are being advised by UBS Warburg. As at the date of this letter no firm intention to make an offer for the Company had been notified to the Board.

The Directors believe that securing additional equity funding through the Placing and Open Offer will enhance the Company’s position in any discussions. Accordingly the Directors have concluded that it is in the best interests of Shareholders to proceed with the Placing and Open Offer notwithstanding the possibility of an offer for the Company.

Whether or not the Placing and Open Offer become unconditional, there can be no guarantee that any formal offer will be made for the Company whether as a result of the discussions to date or otherwise.

This letter explains why the Directors consider the Placing and Open Offer to be in the best interests of the Company and of its Shareholders as a whole and includes their recommendation to Shareholders to vote in favour

(Vernalis Group plc. Registered Office Oakdene Court, 613 Reading Road, Winnersh, Wokingham, Berkshire RG41 5UA.

Incorporated in England and Wales under the Companies Act 1985 with Registered No. 03137449)

of the Resolutions to be proposed at the EGM. A notice convening the EGM is set out at the end of this document. Further details about the Placing and Open Offer and how Qualifying Shareholders can apply for New Ordinary Shares in the Open Offer are set out in this letter, in the letter from Cazenove in Part II of this document and in the Application Form.

The Directors are mindful of the Competition Commission’s recommendations with regard to the competitive tendering of sub-underwriting commissions and the Guidance on Share Issuing Good Practice for Listed Companies issued by the Bank of England (October 1999 edition). However, the Directors believe that the competitive tendering process would be unlikely to result in any significant additional benefit to the Company and that the commissions being offered to placees under the Placing and Open Offer are competitive and, as such, the sub-underwriting has not been offered for tender as to commissions payable.

The Placing and Open Offer are conditional, inter alia, upon shareholder approval at the Extraordinary General Meeting to be held at 10.30 a.m. on 28 May 2003 at Allen & Overy, One New Change, London, EC4M 9QQ. As required by the Listing Rules and as detailed further below, Invesco, a subsidiary undertaking of Amvescap and a substantial shareholder in Vernalis which, as at 30 April 2003, had confirmed an interest in 11,989,000 Ordinary Shares representing 27.88 per cent. of the issued share capital of the Company and which it is proposed should participate as a placee in the Firm Placing, will abstain, and has undertaken to take all reasonable steps to ensure that its associates will abstain, from voting on the Ordinary Resolution at the EGM.

2. The business, strategy and progress over the last two years

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs for the treatment of diseases related to the central nervous system. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in a large number of common neurological and psychiatric disorders. Its most advanced product, frovatriptan, has received regulatory approvals in the United States and Europe for the acute treatment of migraine. Frovatriptan was launched in the US market during June 2002 and in the German market during November 2002. Frovatriptan was launched recently on the Irish and UK markets and launches in further European markets are expected to follow during 2003. Vernalis received its first royalty revenues on frovatriptan sales in August 2002, based on second quarter sales in the United States, and will receive a quarterly income stream from its US and European licensees’ sales of frovatriptan going forward.

Following the launch of frovatriptan, initial feedback from the US and German markets has been encouraging. In the United States, sales of frovatriptan, sold under the brand name Frova™, had achieved a greater than 2 per cent. share of the market for the triptan class of drugs by March 2003, nine months following its launch, according to prescription data generated by the market research organisation IMS Health. In Germany, after 20 weeks on the market, frovatriptan’s market share of triptan units sold had increased to 5.2 per cent., also according to IMS Health data.

In the third quarter of 2002, Vernalis announced positive headline results from a multi-centre US clinical trial exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually-associated migraine. The full results of this Phase IIIb study were presented at a major neurology conference in the United States at the beginning of April 2003 and will subsequently be published in key scientific and clinical journals. The Company intends to carry out additional studies required to enable its partners to apply for US and European regulatory approvals for the use of frovatriptan in this new indication.

According to Dr Anne MacGregor, the author of “Migraine in Women”, more than 50 per cent. of female migraineurs report menstruation as one of the triggers for their migraine attacks. No other drugs in the triptan class are currently approved for prophylactic use in menstrually-associated migraine. The Directors believe that if the positive outcome of the initial study can be reproduced in further studies and a label extension successfully obtained, it would give frovatriptan a competitive advantage that could enable the Company’s licensees to increase significantly frovatriptan’s market share and, potentially, to expand the overall size of the market for migraine therapies.

The Company’s strategy is to build a broad and diverse portfolio of products to address major market opportunities in the CNS and related areas. It aims to do this through a combination of progressing its own in-house research programmes into development and through selective merger and acquisition activity with other companies with complementary expertise and technology. The Company has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe. The Company seeks to manage the inherent risks in pharmaceutical research and development by working with global pharmaceutical companies in collaborative alliances on some of its research and development programmes.

Over the last eighteen months Vernalis has made a number of important strategic and operational advances. These include:

•	completing the full development and regulatory approval of a completely new chemical entity, frovatriptan, in the US and Europe, an accomplishment matched by only a small number of biotechnology companies in the world;

•	the US and first European launches of frovatriptan by the Company’s licensees in June and November 2002 respectively;

•	re-negotiating the commercial terms of the licence agreement with the Company’s North American licensee for frovatriptan, Elan Corporation, in the first quarter of 2002. This included the waiver of a $10 million loan (plus accrued interest) due to Elan in return for reduced royalty payments by Elan in the early years following US launch and additional development work relating to frovatriptan to be undertaken by the Company, so as to facilitate the appointment by Elan of UCB Pharma, Inc. to co-promote frovatriptan in the US market. The Directors considered the appointment of a co-promotion partner essential to maximise the promotional effort behind frovatriptan during the critical launch phase;

•	advancing a compound into pre-clinical development from the Company’s research in Parkinson’s disease;

•	completing Phase I studies and commencing Phase II clinical studies with VML 670, a potential new treatment for sexual dysfunction in patients taking medication for depression, in a collaboration with Lilly Corporation;

•	extending its collaboration with Roche on obesity in February 2002, and entering into a major new strategic collaboration in the field of depression in May 2002, also with Roche. These new agreements significantly increase the potential revenues to the Company in the form of research funding, milestone payments and royalties, and have also brought in £7 million of additional capital by way of a convertible loan from Roche;

•	rationalising the Company’s operations and research and development portfolio in October 2002, including a reduction in headcount by 35, representing approximately 25 per cent. of the workforce. Together with other steps taken by the Company to reduce expenditure in 2002, the Directors expect to achieve annualised cost savings of at least £3 million from 2003; and

•	positive results from a Phase IIIb study in the prophylaxis of menstrually associated migraine.

3. Use of proceeds

Vernalis is now seeking further funds to enable it to build on the substantial progress of the last eighteen months and to progress its research and development portfolio focussing on additional frovatriptan studies and the sexual dysfunction and obesity programmes. Vernalis currently intends to spend an average of approximately £17 million per annum on R&D over the next two years. The proceeds of the Placing and Open Offer will raise approximately £14.1 million (after expenses), which will be used as follows:

•	to carry out the additional studies required to enable the Company’s partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine;

•	to conduct a Phase IIIb study with frovatriptan in the treatment of adolescent migraine;

•	to complete Phase II clinical studies on its VML 670 programme targeting SSRI-induced sexual dysfunction in patients suffering from depression;

•	to progress the Company’s 5–HT2c agonist research programme targeting obesity;

•	to fund the payment of $5 million that will become payable to GlaxoSmithKline in September 2003; and

•	general corporate and other working capital purposes.

The Company intends to continue its development programme for the potential treatment of Parkinson’s disease and its late stage research programme targeting depression whilst the Directors pursue strategic options for the Company. However, unless additional funding for these programmes becomes available either through strategic collaborations or the implementation of another strategic option the Company will then cease expenditure on its depression research programme and, once pre-clinical development is completed, its Parkinson’s development programme.

4. Current trading and prospects

Following the US and German launches of frovatriptan in June and November 2002 respectively, the Company has now started to receive a regular quarterly income from royalties on US and European sales, and, in the case of Europe, sales revenues from the supply of finished frovatriptan product to Menarini. Menarini also launched in Ireland and the United Kingdom in March 2003 and April 2003 respectively, and launches in further European markets are expected to follow during 2003.

During 2003, increasing revenues from frovatriptan, together with the benefit to operating expenses from the £3 million of annualised cost savings implemented in 2002, should result in a progressive reduction in the Company’s net cash outflows. The Company’s target continues to be to achieve positive operating cashflow and sustainable profitability by the end of 2004.

Part VI of this document contains a report of PricewaterhouseCoopers LLP on the financial information of the Company for the three years ended 31 December 2000, 2001 and 2002.

Funds from the Placing and Open Offer are intended to bridge the anticipated shortfall in working capital prior to receipt of an expected $15m milestone payment from Elan, and to enable the Company to proceed with the additional clinical studies that will be required before an application can be submitted for approval of frovatriptan as a prophylactic treatment for menstrually associated migraine. The key factor in the timing of receipt of the milestone payment from Elan will be the rate of growth of frovatriptan sales, the trigger point for the payment being the end of the first twelve-month rolling period in which net sales of frovatriptan in the North American market exceed $100 million.

Whilst the issue of the New Ordinary Shares under the Placing and Open Offer (save for the Committed Open Offer Shares) has been fully underwritten, shareholders should be aware that it is conditional, inter alia, on shareholder approval of the Resolutions to be proposed at the EGM. If it does not proceed the Company would need to take immediate action to curtail expenditure on its research and development activities until further funds are available. In these circumstances, the Company would continue to seek alternative sources of funding to ensure the continuation of its business. This could include securing alternative sources of funding from, for example, further collaborations with partners, renegotiation of existing contractual arrangements and the sale of part of the Company’s future royalties from frovatriptan, although the terms under which such funds might be secured are likely to be disadvantageous. There can be no certainty that any alternative sources of funding would be available to the Company if the Placing and Open Offer did not proceed.

5. Details of the Placing and Open Offer

Arrangements have been made with Cazenove, as agent for the Company, to invite Qualifying Shareholders to apply to subscribe for 30,098,086 New Ordinary Shares at the Offer Price of 36 pence per New Ordinary Share, on the basis of 7 New Ordinary Shares for every 10 existing Ordinary Shares registered in their name as at the close of business on the Record Date. Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum allocation set out in the Application Form.

The Offer Price represents a discount of 10 per cent. to the middle market price of the Ordinary Shares at the close of market on 30 April 2003, which is consistent with Listing Rules requirements, and accordingly the Directors consider it to be appropriate.

Cazenove is seeking to place up to 21,705,786 New Ordinary Shares (being all the New Ordinary Shares subject to the Open Offer less the Committed Open Offer Shares) conditionally with institutional and other investors, subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer.

In addition to the 4,000,220 New Ordinary Shares which are the subject of Invesco’s undertaking in respect of the Firm Placing referred to in paragraph 6 below, Cazenove is also seeking to place up to 10,346,139 New Ordinary Shares firm on a non-pre-emptive basis with institutional and other investors pursuant to the Firm Placing. Accordingly, New Ordinary Shares placed under the Firm Placing will not be subject to recall to satisfy applications by Qualifying Shareholders under the Open Offer. Shareholders’ pre-emptive rights over those new Ordinary Shares will be disapplied by the Special Resolution as described in paragraph 7 below.

The issue of the New Ordinary Shares under the Placing and Open Offer (excluding the Committed Open Offer Shares) has been fully underwritten by Cazenove, subject to certain conditions set out in the Placing and Open Offer Agreement, further details of which are set out in paragraph 12 of Part VII of this document.

For applications under the Open Offer to be valid, completed Application Forms and payment in full must be received by 3.00 p.m. on 23 May 2003. The Placing and Open Offer are conditional upon, inter alia, the passing of the Resolutions at the Extraordinary General Meeting and Admission becoming effective. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence at 8.00 a.m. on

30 May 2003. The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with, and carry the same voting rights as, the existing Ordinary Shares.

The Placing and Open Offer are subject to a number of other conditions, which are referred to in Part II and paragraph 12 of Part VII of this document. However the Placing and Open Offer are not conditional on the absence of an offer for the Company and there will be no adjustment to the proposed timetable for the Placing and Open Offer as a result of any offer which may subsequently be made.

The Firm Placing, the Conditional Placing and the Open Offer are all inter-conditional, and accordingly one cannot proceed without the others.

Further details of the Placing and Open Offer are set out in the letter from Cazenove in Part II of this document and in the accompanying Application Form.

6. Related Party Transaction

It is proposed that Invesco, a subsidiary undertaking of Amvescap (which as at 30 April 2003 had confirmed to the Company that it was interested in 27.88 per cent. of the Company’s issued share capital) should participate as a placee in the Firm Placing. Invesco has given an undertaking under which it has agreed inter alia to subscribe at the Offer Price under the Firm Placing for 4,000,220 New Ordinary Shares, representing 9.0 per cent. of the New Ordinary Shares the subject of the Placing and Open Offer, conditional, inter alia, upon the passing of the Resolutions.

Invesco has also given an undertaking to participate in the Open Offer to the full extent of its interest in shares under its management at the time of receipt of this document and an Application Form (being as at 30 April 2003, shares representing 27.88 per cent. of the Company’s issued share capital). The effect of Invesco’s participation in the Placing and Open Offer is expected to be to maintain Invesco’s current interest in the Company of 27.88 per cent. of the issued share capital as enlarged by the Placing and Open Offer.

As a consequence of Invesco’s interest in the Company, its proposed participation in the Firm Placing is a related party transaction for the purposes of the Listing Rules and therefore requires the approval of Vernalis shareholders other than Invesco. Invesco will abstain, and has undertaken to take all reasonable steps to ensure that its associates will abstain, from voting on the Ordinary Resolution.

7. Extraordinary General Meeting

You will find set out at the end of this document a notice convening the Extraordinary General Meeting of the Company to be held at 10.30 a.m. on 28 May 2003 at Allen & Overy, One New Change, London, EC4M 9QQ. In order to enable the Directors to issue the New Ordinary Shares pursuant to the Placing and Open Offer, a special resolution and an ordinary resolution will be proposed at the EGM.

If passed, upon becoming unconditional the Special Resolution will:

1.	increase the authorised share capital of the Company by 66.7 per cent. from £7.5 million to £12.5 million, by the creation of 50 million new Ordinary Shares;

2.	authorise the Directors (pursuant to section 80 of the Act) to allot relevant securities up to a maximum nominal amount of £4.5 million for the purposes of the Placing and Open Offer, representing 104.6 per cent. of the issued share capital of the Company as at the date of this document;

3.	authorise the Directors to allot equity securities for cash, without the application of statutory pre-emption rights, pursuant to the Conditional Placing and Open Offer, up to a maximum aggregate nominal amount of £3.05 million, representing 70.9 per cent. of the issued share capital of the Company as at the date of this document; and

4.	authorise the Directors to allot equity securities for cash, without the application of statutory pre-emption rights, pursuant to the Firm Placing, up to a maximum aggregate nominal amount of £1.45 million, representing 33.7 per cent. of the issued share capital of the Company as at the date of this document.

As a result of the Special Resolution, the Directors will be entitled to allot New Ordinary Shares pursuant to the Firm Placing without them first being offered to existing Shareholders.

The Directors will exercise the authorities granted to them by the Special Resolution solely for the purposes of issuing New Ordinary Shares pursuant to the Placing and Open Offer and these authorities will lapse, in any event, at the conclusion of the next annual general meeting of the Company. The New Ordinary Shares will be issued upon Admission, which is expected to take place on 30 May 2003.

In addition, in order for Invesco to be a placee of New Ordinary Shares under the Firm Placing, as explained under the section headed “Related Party Transaction” above, the Ordinary Resolution, from which Invesco will abstain, and will take all reasonable steps to ensure that its associates will abstain, will be proposed at the EGM. If passed, the Ordinary Resolution will enable Invesco to participate in the Firm Placing, as described above, and will enable the Placing and Open Offer to proceed.

8. Risk factors

Qualifying Shareholders and other prospective investors in Vernalis should be aware that an investment in Vernalis involves a high degree of risk. You should, in conjunction with all other information contained in this document, read and consider the Risk Factors set out in Part IV of this document.

9. Overseas Shareholders

Overseas Shareholders should read the section headed “Overseas Shareholders” in Part II of this document.

10. Taxation

Information on UK and US taxation with regard to the Placing and Open Offer is set out in paragraphs 10 and 11 of Part VII of this document respectively. This information is intended as a general guide only. The taxation consequences for Qualifying Shareholders depend on their own circumstances. Although the Directors have been advised that the statements expressed in paragraphs 10 and 11 of Part VII, insofar as such statements summarise matters of English or US law, fairly summarise those matters, they may not be applicable to certain Qualifying Shareholders, including non-UK and non-US residents, insurance companies, pension funds and dealers in securities. If you are in any doubt as to your tax position in relation to the Placing and Open Offer, you should consult an independent financial adviser without delay.

11. Further information

Further information on the Company, an operating and financial review of the Company and financial information on the Company can be found in Parts III, V, VI and VII of this document. Further information on the Placing and Open Offer, including the procedures for application and payment under the Open Offer, is set out in the letter from Cazenove in Part II of this document and in the accompanying Application Form.

12. Action to be taken

Extraordinary General Meeting

Shareholders will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the Form of Proxy in accordance with the instructions printed on it so as to be received by the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not later than 10.30 a.m. on 26 May 2003. The completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

Open Offer

If you wish to participate in the Open Offer, you should complete, sign and return the enclosed Application Form, together with a pounds sterling cheque or banker’s draft for the full amount payable on application. The cheque or banker’s draft must be drawn on a United Kingdom branch of a qualifying bank or building society, as further described in Part II of this document under the heading “Procedure for application and payment”. The Application Form should be completed, signed and returned to the offices of the Company’s registrars, Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL (by hand only during normal business hours) in accordance with the instructions printed on it so as to arrive no later than 3.00 p.m. on 23 May 2003. Application Forms received after that time will not be valid. A reply-paid envelope is enclosed for your convenience.

Shareholders should be aware that the Open Offer is not a rights issue. Entitlements to New Ordinary Shares will neither be tradeable nor sold in the market for the benefit of Qualifying Shareholders who do not apply for them in the Open Offer. Instead, any New Ordinary Shares subject to the Conditional Placing which are not taken up by Qualifying Shareholders will be issued at the Offer Price to placees (to the extent procured)

or, failing which, to Cazenove in accordance with its obligations under the Placing and Open Offer Agreement, with the proceeds retained for the benefit of the Company. Although most Shareholders will experience significant dilution in their shareholdings following the Firm Placing, Shareholders who do not participate in the Open Offer will experience further significant dilution in their shareholdings.

Before making any decision to acquire Ordinary Shares, you are asked to read and carefully consider all the information contained in this document, including in particular the important information set out in paragraph 1 of this letter and the Risk Factors set out in Part IV of this document.

13. Recommendation

The Directors, who have been so advised by Cazenove, consider the arrangements with Invesco to be fair and reasonable so far as the shareholders of the Company are concerned. Having received financial advice from Cazenove, the Directors also consider the Placing and Open Offer to be in the best interests of the Company and its Shareholders as a whole. In providing its financial advice, Cazenove has taken into account the Directors’ assessment of the Company’s commercial prospects and funding requirements.

Accordingly, the Directors unanimously recommend you to vote in favour of the Resolutions to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings, amounting in aggregate to 215,848 Ordinary Shares, representing approximately 0.5 per cent. of the Company’s current issued share capital. As required by the Listing Rules, Invesco will abstain, and has undertaken to take all reasonable steps to ensure that its associates will abstain, from voting on the Ordinary Resolution at the EGM.

Yours faithfully,

/s/ GEORGE KENNEDY, CBE
George Kennedy, CBE Chairman

PART II

LETTER FROM THE MANAGER

[Cavenove logo appears here]

1 May, 2003

To Qualifying Shareholders and, for information only, to holders of options under the Employee Share Schemes

Dear Shareholder,

Placing and Open Offer of 44,444,445 New Ordinary Shares at 36 pence per New Ordinary Share

1. Introduction

As explained in the letter from your Chairman set out in Part I of this document, Vernalis is proposing to raise approximately £14.1 million (after expenses) by way of an issue of 44,444,45 New Ordinary Shares at 36 pence per share, subject to the conditions described in paragraph 2 below. This represents an issue premium over nominal value per New Ordinary Share of 26 pence.

Cazenove has agreed, as agent for the Company, to make the Open Offer in relation to 30,098,086 New Ordinary Shares to Qualifying Shareholders on behalf of the Company.

Cazenove is seeking to place up to 21,705,786 New Ordinary Shares (being all the New Ordinary Shares under the Open Offer less the Committed Open Offer Shares) conditionally with institutional and other investors, subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer.

In addition to the Committed Firm Placing Shares, Cazenove is also seeking to place up to 10,346,139 New Ordinary Shares firm on a non-pre-emptive basis with institutional and other investors pursuant to the Firm Placing.

The issue of the New Ordinary Shares under the Placing and Open Offer (excluding the Committed Open Offer Shares) has been fully underwritten by Cazenove, subject to certain conditions as set out in the Placing and Open Offer Agreement, further details of which are set out in paragraph 12 of Part VII of this document.

Qualifying Shareholders are being invited to participate in the Open Offer by completing and returning the enclosed Application Form. Instructions as to how to complete the Application Form are set out below and in the Application Form itself.

If you do not wish to apply for any New Ordinary Shares, you should not complete or return the Application Form.

This letter and the accompanying Application Form contain the formal terms and conditions of the Open Offer.

2. The Placing and Open Offer

Subject to the terms and conditions set out below and in the accompanying Application Form and pursuant to the Placing and Open Offer Agreement between the Company and Cazenove, Cazenove, on behalf of, and as agent for, the Company, hereby invites Qualifying Shareholders to apply to subscribe for New Ordinary Shares at a price of 36 pence per share, payable in full in cash on application, on the basis of:

7 New Ordinary Shares for every 10 existing Ordinary Shares

registered in their name at the close of business on the Record Date and so in proportion for any other number of existing Ordinary Shares then held rounded down to the nearest whole number of New Ordinary Shares. Fractions of New Ordinary Shares will be aggregated and placed for the benefit of the Company.

Qualifying Shareholders may apply for any whole number of New Ordinary Shares up to their maximum entitlement calculated on the basis set out above. No application in excess of the maximum entitlement will be met under the Open Offer and any Qualifying Shareholder so applying will be deemed to have applied only for his maximum entitlement provided that the application is complete in all other respects. Holdings in certificated form and uncertificated form will be treated as separate holdings for the purposes of calculating entitlements under the Open Offer. Further details of the Placing and Open Offer Agreement are set out in paragraph 12 of Part VII of this document.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects and carry the same voting rights as the existing Ordinary Shares.

(Cazenove & Co. Ltd. Registered Office 20 Moorgate, London EC2R 6DA.

Incorporated in England & Wales under the Companies Act 1985 with Registered No. 03137449)

Shareholders should be aware that the Open Offer is not a rights issue. Entitlements to New Ordinary Shares will neither be tradeable nor sold in the market for the benefit of Qualifying Shareholders who do not apply for them in the Open Offer. Instead, any New Ordinary Shares not taken up by Qualifying Shareholders will be issued at the Offer Price to placees (to the extent procured) or, failing which, to Cazenove in accordance with its obligations under the Placing and Open Offer Agreement, with the proceeds retained for the benefit of the Company. Although most Shareholders will experience significant dilution in their shareholdings following the Firm Placing, Shareholders who do not participate in the Open Offer will experience further significant dilution in their shareholdings.

Before making any decision to acquire Ordinary Shares, you are asked to read and carefully consider all the information in this document, including in particular the important information set out in paragraph 1 of Part I and the Risk Factors set out in Part IV of this document.

The Placing and Open Offer are conditional on:

1.	the passing of the Resolutions at the Extraordinary General Meeting;

2.	the Placing and Open Offer Agreement becoming unconditional in all respects and not having been terminated or rescinded in accordance with its terms; and

3.	Admission becoming effective by no later than 8.00 a.m. on 30 May 2003 (or such later time and/or date not later than 6 June 2003 as the Company and Cazenove may agree).

It is expected that all these conditions will be satisfied by, that Admission will become effective on, and that dealings in the New Ordinary Shares will commence on 30 May 2003. Definitive certificates in respect of New Ordinary Shares will be prepared and are expected to be delivered or posted to those allottees who have validly elected to hold their shares in certificated form by 4 June 2003. In respect of those allottees who have validly elected to hold their shares in uncertificated form, the New Ordinary Shares are expected to be credited to their accounts maintained in the CREST system by 30 May 2003.

If the Placing and Open Offer does not become unconditional, no New Ordinary Shares will be issued, and all monies received by the Registrars in connection with the Open Offer will be returned to applicants without interest as soon as practicable.

3. Procedure for application and payment

The Application Form has been sent only to Qualifying Shareholders. Subject to certain exceptions, it has not been sent to Ordinary Shareholders with registered addresses in the United States, Australia, Canada or Japan and brokers/dealers and other parties may not submit Application Forms on behalf of Ordinary Shareholders with registered addresses in any of these countries.

Applications for New Ordinary Shares may only be made on the Application Form, which is personal to the Qualifying Shareholder(s) named on it and is not capable of being split, assigned or transferred except in the circumstances described below. The Application Form represents a right personal to the Qualifying Shareholder to apply to subscribe for New Ordinary Shares; it is not a document of title and it cannot be traded. It is assignable or transferable only to satisfy bona fide market claims in relation to purchases in the market pursuant to the rules and regulations of the London Stock Exchange. Application Forms may be split up to 3.00 p.m. on

21 May 2003 but only to satisfy such bona fide market claims. Qualifying Shareholders who have before

29 April 2003 sold or transferred all or part of their shareholdings are advised to consult their stockbroker, bank or agent through whom the sale or transfer was effected or another professional adviser authorised under the Financial Services and Markets Act as soon as possible, since the invitation to apply for New Ordinary Shares may represent a benefit which can be claimed from them by the purchaser(s) or transferee(s) under the rules of the London Stock Exchange.

Your Application Form shows the number of Ordinary Shares registered in your name at the close of business on the Record Date and the maximum number of New Ordinary Shares (rounded down to the nearest whole number) for which you may apply under the Open Offer. Fractions (if any) of New Ordinary Shares will be aggregated and placed for the benefit of the Company. You may apply for fewer New Ordinary Shares than your maximum entitlement should you so wish. The instructions and other terms which are set out in the Application Form constitute part of the terms of the Open Offer.

Qualifying Shareholders who submit a valid application using the Application Form and accompanying payment will (subject to the terms and conditions set out in this letter and in the Application Form) be allocated the New Ordinary Shares applied for in full at the Offer Price.

Applications will be irrevocable and, once submitted, may not be withdrawn and their receipt will not be acknowledged. The Company and Cazenove reserve the right to treat any application not strictly complying with the terms and conditions of application as nevertheless valid.

If you are a Qualifying Shareholder and wish to apply for all or any of the New Ordinary Shares to which you are entitled you should complete and sign the Application Form in accordance with the instructions printed on it and return it, either by post or by hand (during normal business hours only), together with a pounds sterling cheque or banker’s draft to the value of the New Ordinary Shares applied for on the Application Form, to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL as soon as practicable and, in any event, so as to be received not later than 3.00 p.m. on 23 May 2003, after which time Application Forms will not be accepted. The cheque or banker’s draft must be drawn on a United Kingdom branch of a qualifying bank or building society, as further described below. Your Application Form will not be valid unless you sign it. If you post your Application Form by first class post in the UK, or in the reply-paid envelope provided, you are advised to allow at least four business days for delivery.

The Company and Cazenove reserve the right (but shall not be obliged) to accept applications in respect of which remittances are received prior to 3.00 p.m. on 23 May 2003 from an authorised person (as defined in the Financial Services and Markets Act) specifying the New Ordinary Shares concerned and undertaking to lodge the relevant Application Form in due course.

Your cheque or banker’s draft should be crossed “account payee” and made payable to “Lloyds TSB Bank Plc—A/C Vernalis Group plc”. Payments must be made by cheque or banker’s draft in pounds sterling drawn on an account at a branch (which must be in the United Kingdom, the Channel Islands or the Isle of Man) of a bank or building society which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker’s drafts to be cleared through facilities provided by either of these companies and must bear the appropriate sorting code in the top right-hand corner. Any application or purported application may be rejected unless these requirements are fulfilled.

Cheques and banker’s drafts will be presented for payment on receipt and it is a term of the Open Offer that cheques and banker’s drafts will be honoured on first presentation. Cazenove, on behalf of the Company, may elect to treat as valid or invalid any applications made by Qualifying Shareholders in respect of which cheques are not so honoured. If cheques or banker’s drafts are presented for payment before the conditions of the Placing and Open Offer are fulfilled, the application monies will be kept in a separate non-interest bearing bank account. In the event that the Placing and Open Offer do not become unconditional, all monies will be returned (without payment of interest) to applicants as soon as practicable. If you post your Application Form by first class post in the UK, or in the reply-paid envelope provided, you are recommended to allow at least four business days for delivery.

By completing and delivering an Application Form, you (as the applicant(s)):

1.	agree that your application, the acceptance of your application and the contract resulting therefrom under the Open Offer shall be governed by, and construed in accordance with, English law;

2.	confirm that in making the application you are not relying on any information or representation other than such as may be contained in this document and you, accordingly, agree that no person responsible solely or jointly for this document or any part of it shall have any liability for any information or representation not contained in this document and that you will be deemed to have notice of all the information concerning the Vernalis Group contained within the Prospectus;

3.	represent and warrant that you are either (A) not a US person and are located outside the United States or (B) a Qualified Institutional Buyer, buying for your own account or the account of another Qualified Institutional Buyer; represent and warrant that you are not applying on behalf of, or with a view to the re-offer, re-sale or delivery of the New Ordinary Shares directly or indirectly in, into or within the United States, to a person located in the United States or to a US person; and represent and warrant that you are not resident(s) of Australia, Canada or Japan and are not applying on behalf of, or with a view to the re-offer, re-sale or delivery of the New Ordinary Shares directly or indirectly in, into or within Australia, Canada or Japan, or to a resident of Australia, Canada or Japan or to any person you believe is purchasing or subscribing for the purpose of such re-offer, re-sale or delivery;

4.	represent and warrant that you are not otherwise prevented by legal or regulatory restrictions from applying for New Ordinary Shares or acting on behalf of such person(s) on a non-discretionary basis.

Further representations and warranties are contained in the Application Form.

You should note that applications will be irrevocable. Cazenove, on behalf of the Company, reserves the right (but shall not be obliged) to treat any application not strictly complying with the terms and conditions of application as nevertheless valid. If you do not wish to apply for New Ordinary Shares under the Open Offer you should not complete or return the Application Form.

If you have any doubt as to the procedure for acceptance and payment, you should contact Lloyds TSB Registrars on telephone number 0870 600 0673. This helpline will not provide any financial or tax advice or advice concerning the merits of the Open Offer or whether or not you should make an application under the Open Offer.

4. Money Laundering Regulations 1993

The Money Laundering Regulations 1993 (the “Regulations”) may require the Registrars to verify the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the “verification of identity requirements”). If the Application Form is submitted by a UK regulated broker or intermediary acting as agent and which is itself subject to the Regulations, any verification of identity requirements are the responsibility of such broker or intermediary and not of the Registrars. In such case, the lodging agent’s stamp should be inserted on the Application Form.

The person (the “acceptor”) who, by lodging an Application Form with payment and in accordance with the other terms as described above, accepts the Open Offer in respect of the New Ordinary Shares (the “relevant New Ordinary Shares”) comprised in such Application Form shall thereby be deemed to agree to provide the Registrars with such information and other evidence as the Registrars may require to satisfy the verification of identity requirements.

If the Registrars determine that the verification of identity requirements apply to any acceptor or acceptance, the relevant New Ordinary Shares (notwithstanding any other term of the Open Offer) will not be issued to the relevant acceptor unless and until the verification of identity requirements have been satisfied in respect of that acceptance. The Registrars are entitled, in their absolute discretion, to determine whether the verification of identity requirements apply to any acceptor or acceptance and whether such requirements have been satisfied, and neither the Registrars, the Company nor Cazenove will be liable to any person for any loss or damage suffered or incurred (or alleged), directly or indirectly as a result of the exercise of such discretion.

If the verification of identity requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in delays in the despatch of share certificates or in crediting CREST accounts. If, within a reasonable period of time and in any event by not later than 23 May 2003, following a request for verification of identity, the Registrars have not received evidence satisfactory to it as aforesaid, the Company may, in its absolute discretion, terminate the contract of allotment in which event the monies payable on acceptance of the Open Offer will be returned without interest to the account of the bank from which such monies were originally debited (without prejudice to the right of the Company to take proceedings to recover the amount by which the net proceeds of sale of the relevant New Ordinary Shares fall short of the amount payable thereon).

The verification of identity requirements will not usually apply if:

(a)	the acceptor is a regulated UK broker or intermediary acting as agent and itself subject to the Regulations; or

(b)	the acceptor is an organisation required to comply with the Money Laundering Directive (the Council Directive on prevention of the use of the financial system for the purpose of money laundering) (91/308/EEC); or

(c)	the acceptor (not being an acceptor who delivers his acceptance in person) makes payment by way of a cheque drawn on an account in the name of such acceptor; or

(d)	the aggregate subscription price for the relevant New Ordinary Shares is less than £9,400.

In other cases the verification of identity requirements may apply. Satisfaction of these requirements may be facilitated in the following ways:

(i)	if payment is made by building society cheque (not being a cheque drawn on an account of the acceptor) or banker’s draft, by the building society or bank endorsing on the cheque or draft the acceptor’s name and the number of an account held in the acceptor’s name at such building society or bank, such endorsement being validated by a stamp and authorised signature; or

(ii)	if payment is not made by cheque drawn on an account in the name of the acceptor and (i) above does not apply, by the acceptor enclosing with his Application Form evidence of his/her name and address from an appropriate third party (for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the acceptor’s name and address. Originals of such documents (not copies) are required; such documents will be returned in due course); or

(iii)	if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Australia, Canada, Hong Kong, Iceland, Japan, New Zealand, Norway, Singapore, Switzerland, Turkey and the US) the agent should provide written confirmation that it has that status with the Application Form(s) and written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to the Receiving Bank or the relevant authority.

In order to confirm the acceptability of any written assurance referred to in (iii) above or in any other case, the acceptor should contact Lloyds TSB Registrars (tel: 0870 600 0673).

If (an) Application Form(s) is/are in respect of shares with an aggregate subscription price of £9,400 or more and is/are lodged by hand by the acceptor in person, he/she should ensure that he/she has with him/her evidence of identity bearing his/her photograph (for example, his/her passport) and evidence of his/her address.

All enquiries in connection with the Application Form should be addressed to Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL or by telephone on 0870 600 0673.

5. No public offering outside the United Kingdom

Neither the Company nor Cazenove has taken or will take any action in any jurisdiction that would permit a public offering of New Ordinary Shares in any jurisdiction where action for the purpose is required, other than in the United Kingdom.

6. Overseas Shareholders

The distribution of this document and the offer of New Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions.

General

The making of the Open Offer to Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any applicable legal requirements to enable them to take up the New Ordinary Shares to which they are entitled under the Open Offer. It is the responsibility of all Overseas Shareholders receiving this document and/or an Application Form and wishing to accept the Open Offer to satisfy themselves as to full observance of the laws of the relevant territory, including obtaining all necessary governmental or other consents which may be required, and observing all other formalities needing to be observed and paying any issue, transfer or other taxes due in such territory. A Shareholder who is in doubt of his position should consult his professional adviser.

No person receiving a copy of this document and/or an Application Form in any territory other than the UK may either treat the same as constituting an offer or invitation to him or use an Application Form, unless in the relevant territory such an offer or invitation could lawfully be made to him, or the Application Form could lawfully be used without contravention of any unfulfilled registration or other legal requirements. In such circumstances, this document is being sent for information only. The Company reserves the right to reject an application under the Open Offer if it believes acceptance of such application may violate applicable legal or regulatory requirements or if the appropriate warranty as to Overseas Shareholders set out in the Application Form is not included.

Persons (including, without limitation, nominees and trustees) receiving this document or an Application Form should not, in connection with the Open Offer, distribute or send it in or into the United States (except as otherwise set forth in this document), Canada, Japan or Australia or any other jurisdiction where to do so would or might contravene local securities laws or regulations. If this document, or an Application Form, is received by any person in any such territory or by the agent or nominee of such a person, he must not seek to apply for New Ordinary Shares or assign or transfer the Application Form except pursuant to an express agreement with the Company. Any person who does forward this document or an Application Form into any such territory, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this paragraph. The Company reserves the right to reject a purported application for New Ordinary Shares under the Open Offer from Shareholders in any such territory or persons who are acquiring New Ordinary Shares for resale in any such territory.

Australia

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been, and will not be, qualified for sale under the securities laws of Australia. Subject to certain exceptions, New Ordinary Shares may not be offered or sold in Australia and the Placing and Open Offer is not available to persons in Australia.

The Application Form is not being sent to any Shareholder with a registered address in Australia, unless otherwise determined by the Company or Cazenove at their sole discretion.

Canada

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be qualified for sale under the securities laws of any province or territory of Canada. Subject to certain exceptions, New Ordinary Shares may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada, other than in accordance with applicable securities laws.

The Application Form is not being sent to any Shareholder with a registered address in Canada, unless otherwise determined by the Company or Cazenove at their sole discretion.

Japan

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the “SEL”). Accordingly, the New Ordinary Shares have not been and will not be offered or sold directly or indirectly in Japan or to, or for the benefit of, any resident of Japan (including any Japanese corporation), or to others for reoffer or resale directly or indirectly in Japan or to, or for the benefit of, any resident of Japan (including any Japanese corporation), except pursuant to an exemption from the registration requirements under the SEL, and otherwise in compliance with such law and other relevant laws and regulations.

The Application Form is not being sent to any Shareholder with a registered address in Japan, unless otherwise determined by the Company or Cazenove at their sole discretion.

United States

The New Ordinary Shares to be issued pursuant to the Placing and Open Offer have not been and will not be registered under the Securities Act, or under the securities laws of any state in the United States, and may not be offered or sold within the United States or to or for the benefit of US persons (as defined in Regulation S under the Securities Act) except in certain transactions exempt from the registration requirements of the Securities Act and subject to the following conditions. Accordingly the Placing and Open Offer are not being made to any Shareholder in the United States except (and in the case of the Open Offer at the discretion of the Company) to a limited number of Qualified Institutional Buyers in transactions exempt from the registration requirements of the Securities Act.

Each subscriber of the New Ordinary Shares in the Open Offer that is located in the United States or that is a US person will, by virtue of and in connection with its subscription for New Ordinary Shares in the Open Offer, be deemed to have represented and agreed as follows:

(i)	the subscriber is a Qualified Institutional Buyer and is acquiring such New Ordinary Shares for its own account or for the account of another Qualified Institutional Buyer and not with a view to or for sale in connection with any distribution thereof other than in compliance with the Securities Act and applicable state securities laws;

(ii)	the subscriber understands, and each beneficial owner of such New Ordinary Shares has been advised, that the New Ordinary Shares have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (a) pursuant to an effective registration statement under the Securities Act and such laws, (b) in accordance with Rule 144A under the Securities Act to a person that it and any person acting on its behalf reasonably believes is a Qualified Institutional Buyer purchasing for its own account or for the account of another Qualified Institutional Buyer, (c) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (d) pursuant to another exemption from registration under the Securities Act and applicable state securities laws (if available);

(iii)	it acknowledges that the New Ordinary Shares are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of such New Ordinary Shares;

(iv)	it acknowledges that the New Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of Ordinary Shares established or maintained by a depositary bank;

(v)	if in the future such subscriber decides to offer, resell, pledge or otherwise transfer such New Ordinary Shares, it may offer, sell, pledge or otherwise transfer such New Ordinary Shares only in accordance with the following legend, which the New Ordinary Shares, if in certificated form, will bear unless otherwise determined by the Company in accordance with applicable law:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (2) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE ORDINARY SHARES REPRESENTED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITORY RECEIPT FACILITY IN RESPECT OF ORDINARY SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITORY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF THESE SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS;

(vi)	the Company shall have no obligation to recognise any offer, sale, pledge or other transfer made other than in compliance with the above-stated restrictions;

(vii)	the subscriber agrees that if, in the future, it offers, resells, pledges or otherwise transfers such New Ordinary Shares, it shall notify its transferee of the circumstances and restrictions set out in paragraphs (i) to (vi) above; and (viii) the Company, the Registrar, Cazenove and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the subscriber is acquiring any New Ordinary Shares for the account of one or more Qualified Institutional Buyers, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Each subscriber of the New Ordinary Shares in the Placing that is located in the United States or that is a US person will be required to give representations substantially similar to the representations set out in paragraphs (i) to (viii) above.

In addition, until 40 days after the commencement of the offering, an offer or sale of New Ordinary Shares within the United States by any dealer whether or not participating in the Placing may violate the registration requirements of the Securities Act.

Prospective purchasers in the United States are hereby notified that sales of the New Ordinary Shares may be made in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the provisions of section 5 of the Securities Act.

7. Taxation

Qualifying Shareholders are referred to paragraphs 10 and 11 of Part VII of this document for an explanation of some of the UK and US tax consequences of the Open Offer respectively.

The taxation consequences for Qualifying Shareholders depend on their own circumstances. Although the Directors have been advised that the statements expressed in paragraphs 10 and 11 of Part VII of this document are accurate, they may not apply to certain Qualifying Shareholders, including non-United Kingdom and non-United States residents, insurance companies, pension funds and dealers in securities. Qualifying Shareholders are strongly recommended to consult their own professional advisers if they are in any doubt about their taxation position.

8. Settlement and Dealings

Application has been made to the UK Listing Authority for admission of the New Ordinary Shares to the Official List and application has been made to the London Stock Exchange for trading of the New Ordinary Shares on its market for listed securities.

It is expected that the New Ordinary Shares will be admitted to the Official List and that dealings on the London Stock Exchange will commence at 8.00 a.m. on 30 May 2003. For those Qualifying Shareholders who do not hold their existing Ordinary Shares in CREST, certificates in respect of the New Ordinary Shares are expected to be despatched by 4 June 2003. No temporary documents of title will be issued and, pending despatch of share certificates, transfers will be certified against the register of members. All documents or remittances sent by or to an applicant, or as directed by the registered holder, shall be entirely at his or her own risk.

For those Qualifying Shareholders who hold their existing Ordinary Shares in CREST, the New Ordinary Shares are expected to be credited to their CREST accounts on or as soon as possible after 30 May 2003. Notwithstanding any other provision of this document, the Company reserves the right, but shall not be obliged, to issue any New Ordinary Shares the subject of the Open Offer in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Registrars in connection with CREST. This right may also be exercised if the correct details (such as participant ID and member ID details) are not provided as requested on the Application Form.

All documents or remittances sent by or to applicants, or as they may direct, will be sent through the post at the applicant’s own risk. Any instructions with regard to payments or notices received by the Company or the Registrar in respect of holdings of existing Ordinary Shares shall also apply to New Ordinary Shares.

Your attention is drawn to the letter from the Chairman of the Company set out in Part I and the further information set out in Parts III to VIII of this document and also to the terms, conditions and other information printed on the accompanying Application Form.

You should note that, in connection with the Placing and Open Offer, Cazenove is acting for the Company and for no-one else and will not be responsible to any person other than the Company for providing the protections afforded to the clients of Cazenove nor for giving advice in relation to the contents of this document or the Placing and Open Offer.

Yours faithfully

/s/ JULIAN CAZALET
Julian Cazalet Managing Director

for and on behalf of Cazenove & Co. Ltd

PART III

INFORMATION ON VERNALIS

SUMMARY

Vernalis is an integrated biopharmaceutical company focused on the discovery, development and commercialisation of new prescription medicines for the treatment of diseases and disorders related to the central nervous system (CNS). The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in a large number of common neurological and psychiatric disorders.

The Company’s most advanced product is frovatriptan. In November 2001, the Food and Drug Administration (FDA) granted marketing approval for frovatriptan in the United States for the acute treatment of migraine. In March 2002, the Company’s North American licensee, Elan, appointed UCB as its co-promotion partner for frovatriptan in the United States. Elan and UCB launched frovatriptan in the United States during June 2002 under the trademark Frova™. By March 2003, nine months following launch, frovatriptan had achieved a greater than 2 per cent. share of the market for the triptan class of drugs in the United States, according to prescription data generated by the market research organisation IMS Health.

Vernalis received $15 million in milestone payments from Elan in the fourth quarter of 2001 following FDA marketing approval for frovatriptan. Following Elan’s appointment of UCB as its co-promotion partner, the Company restructured its commercial arrangements with Elan. Under the revised terms, Elan forgave its loan to the Company of $10 million plus all accrued interest, and also accelerated the first sales milestone payment due under the licence agreement to 30 days following launch. In return Vernalis will receive royalties at a reduced rate on US sales of frovatriptan up to a pre-agreed level during the first three years after the US launch. Following this initial period, Elan has an option to extend the reduced royalty period by up to a further four years by making an additional lump sum payment to Vernalis. Under the terms of the Company’s licensing agreements, it expects to receive a further milestone payment of $15 million when net sales of frovatriptan by Elan and UCB in North America exceed $100 million in a 12 month period, in addition to royalties on its licensees’ sales of frovatriptan. The first sales milestone payment of over $5 million was received by the Company following the US launch of frovatriptan in June 2002 and it received its first royalty payment from Elan in August 2002. During 2002, the Company also received marketing approval for frovatriptan in 15 European countries. Its European licensee, Menarini, launched the drug in the first European market, Germany, in November 2002, where, according to IMS Health data, it has achieved a 5.2 per cent. share of units sold of the triptan class after 20 weeks. Menarini has also recently launched frovatriptan in the United Kingdom and Ireland, and launches in further European markets are expected during 2003.

Vernalis has products in development targeting two other disorders that are inadequately treated by available drugs and that have large patient populations: a potential treatment for the sexual dysfunction suffered by a significant proportion of patients taking medication for depression (being developed in partnership with Lilly) and a potential treatment for Parkinson’s disease.

In addition to its development programmes, Vernalis has late stage research programmes targeting obesity and depression, both of which are partnered with Roche.

The following tables summarise the Company’s key programmes.

Commercial Products

Indication	Status	Partner
Migraine (frovatriptan)	Launched in the US	Elan/UCB (US)

	Approved in 15 European countries	Menarini (Europe)

Launched in Germany, Ireland and the UK

Development Programmes

Indication	Stage of development	Partner
Sexual dysfunction in patients taking SSRI’s for depression (VML 670).	Phase II clinical trials	Lilly

Parkinson’s disease (VR 2006)	Pre-clinical development	—

Research Programmes

Indication	Mechanism of action	Partner
Obesity	Selective 5-HT2C receptor agonist	Roche
Depression	Selective A2A receptor antagonists	Roche

The Company will continue its development programme for the potential treatment of Parkinson’s disease and its late stage research programme targeting depression whilst the Directors pursue strategic options for the Company. However, unless additional funding for these programmes becomes available either through strategic collaborations or the implementation of another strategic option the Company will then cease expenditure on its depression research programme and, once pre-clinical development is completed, its Parkinson’s development programme.

History and Development of Vernalis

The Group began business in 1991 as Vanguard Medica Limited. Vanguard Medica Group plc was incorporated in 1995 and, in preparation for the Company’s initial public offering of shares, acquired all the shares of Vanguard Medica Limited in April 1996. Vanguard Medica Group plc changed its name to Vernalis Group plc in 2000. The Company was funded by venture capital investments until the Company’s initial public offering in May 1996, in which the Company raised £46.3 million net of expenses. In December 1997, the Company completed a follow-on offering raising a further £25.7 million net of expenses. The existing Ordinary Shares have been admitted to the Official List and are traded on the London Stock Exchange under the symbol “VER”.

Until 1999, the Company’s principal activity was developing new drug candidates discovered by other pharmaceutical companies or by academic research organisations. During this period the Company in-licensed a number of compounds targeted at a range of therapeutic areas. The Company’s licensors included Abbott Laboratories, Lilly, 3M Pharmaceuticals and Roche. The Company’s most important in-licensing agreement was for frovatriptan, which the Company licensed from SmithKline Beecham (now GlaxoSmithKline) in 1994. The Company has conducted and funded the complete development programme for this compound from a late pre-clinical stage through to marketing approval in the United States and the European Union. In 2000, the Company acquired exclusive worldwide rights to frovatriptan.

The Company has out-licensed North American marketing rights for frovatriptan to Elan and European marketing rights for frovatriptan to Menarini in return for royalties on future sales and also, in the case of Elan, an equity investment in, and a series of post-approval milestone payments to, the Company by Elan. In March 2002, Elan appointed UCB Pharma, Inc. as its co-promotion partner for frovatriptan in the United States.

During 1999, Vernalis made a strategic decision to focus its efforts more closely on CNS disorders and to establish the in-house research capability to generate its own intellectual property in order to provide a more reliable source of new candidate compounds for its development portfolio.

A key event in the implementation of this new strategy was the acquisition in December 1999 of Cerebrus Pharmaceuticals Limited, a privately owned, UK registered biopharmaceutical company with a portfolio of research and development projects focused exclusively on CNS disorders. Cerebrus was formed in 1995 by a group of neuroscientists and chemists led by Dr. Colin Dourish, who previously formed the core team of the European CNS research centre of Wyeth. This group has extensive experience in the discovery of new medicines for CNS disorders.

Vernalis completed the acquisition of Cerebrus on 2 December 1999 for an all-share consideration of 7,085,302 ordinary shares, representing approximately 17.6 per cent. of the enlarged issued share capital following the acquisition. It subsequently integrated the combined operations of the two companies in the Cerebrus facilities at Winnersh in Berkshire and closed down its site at Guildford in Surrey.

Business Overview

Background to the central nervous system and CNS disorders

The central nervous system

The central nervous system (CNS) is composed of the brain and the spinal cord, the role of which is to integrate and control a wide variety of functions within the body. These range from cellular responses such as contraction of muscle fibres to complex phenomena such as thoughts, emotions, and memory. The functional unit within the

CNS is the nerve cell or neuron. These specialised cells are capable of transmitting information, such as electrical impulses, over long distances very rapidly. Communication between individual neurons is an essential component of the integrative function of the CNS and is effected by the release of chemical messengers, called neurotransmitters. These neurotransmitters also effect the communication between neurons and cells of target organs.

The role of neurotransmitters and receptors

A neurotransmitter stimulates a neuron by binding to a specific protein, known as a receptor, on the surface of the neuron, thereby activating the receptor. Each neurotransmitter binds to a particular type of receptor, similar to the way in which a key will fit only a particular lock.

There are a large number of different types of receptors, most of which are further classified into subtypes. For example, seven main receptor families have been discovered for serotonin. Some of these main receptor families, known as 5-HT receptors, are further subdivided into distinct subtypes.

There are also many different types of neurotransmitters in the CNS. The Company’s research programmes are currently focused on some of the key neurotransmitters that control the signalling processes involved in many physiological and behavioural functions.

Most drugs for the treatment of CNS disorders work by modifying the interaction between neurotransmitters and receptors. Some drugs work by mimicking a neurotransmitter to activate a receptor. These are known as agonists. Other drugs work by binding to a receptor at the same site as the neurotransmitter to block its signal and prevent activation of the receptor. These are known as antagonists. Other pharmaceutical approaches to the treatment of CNS disorders include drugs that increase circulating levels of a neurotransmitter by breaking down into the neurotransmitter itself (precursors); drugs that prevent the breakdown of a neurotransmitter by enzymes (metabolic inhibitors); and drugs that prevent the removal of excess amounts of a neurotransmitter by the neuronal reuptake system (reuptake inhibitors).

Central nervous system disorders

CNS disorders fall into two principal categories. The first are psychiatric disorders, which include schizophrenia, depression and anxiety disorders. The second are neurological disorders, which include migraine, epilepsy, neuropathic pain and neurodegenerative disorders such as Parkinson’s disease, Alzheimer’s disease and stroke.

Because the CNS controls the activity of the whole body, there are also a number of disorders affecting the body generally that can be treated by medicines that act on the brain. Disorders falling into this category include obesity and sexual dysfunction.

Some disorders, such as depression and epilepsy, are thought to involve a malfunction of the receptors or neurotransmitters involved in the signalling process between neurons. Other disorders, such as Parkinson’s disease and stroke, are caused by the death of neurons in specific areas of the brain.

The commercial opportunity for new CNS medicines

The worldwide incidence of CNS-related disorders is growing rapidly, driven largely by demographic changes, in particular the ageing world population. Many CNS diseases (for example, Alzheimer’s disease, Parkinson’s disease and stroke) are much more prevalent in the elderly.

Measured by the value of sales, medicines to treat CNS diseases now represent the fastest growing segment of the pharmaceutical sector and the second largest segment after cardiovascular drugs. The global CNS market totaled $52 billion in 2001, a 11.9 per cent. increase on 2000 revenues of $46 billion. The commercial opportunity for drugs that address CNS disorders is therefore very large.

The potential markets addressed by the Company’s principal programmes are described below.

Migraine

Published data shows that approximately 16 to 18 per cent. of women and 6 per cent. of men in North America and Europe suffer from migraine. This equates to approximately 30 million migraine sufferers, also known as migraineurs, in the United States alone. Migraineurs suffer, on average, approximately 18 attacks per year.

Worldwide sales of prescription medicines to treat migraine grew to an estimated $2.87 billion in 2002, and are forecast to increase to $3.48 billion in 2005. This growth has been driven by the introduction of the triptan class of drugs, which have demonstrated greater efficacy than previously available migraine treatments and have allowed their manufacturers to increase the market price for migraine treatments. Sales of triptan products by value during 2002 accounted for more than 75 per cent. of total prescription sales of migraine treatments.

Despite the rapid growth in the market, it is estimated that only 10 per cent. of migraineurs in the United States and Europe regularly take triptan products. In many cases, sufferers do not consult their physician and self-medicate with analgesics and other treatments which are available over the counter. Considerable scope therefore exists for further expansion of the triptan market.

A common form of migraine suffered by women is menstrually associated migraine, which occurs at or around the time of menstruation. It is estimated that over 50 per cent. of female migraineurs, representing over 26 million women in the United States and Europe, report menstruation as one of the triggers for their migraine attacks. Evidence exists that menstrually associated migraines tend to last longer than other migraines, and are more debilitating, generally more resistant to treatment, and more likely to recur after an initial response to treatment.

In the third quarter of 2002, Vernalis announced positive headline results from a multi-centre US clinical trial exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually-associated migraine. The full results of this study were presented at a major neurology conference in the United States at the beginning of April 2003, and the Company intends to publish the results in key scientific and clinical journals. The Company intends to carry out additional studies required to enable its partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine.

No drugs of the triptan class are currently approved for prophylactic use in menstrually-associated migraine. The Company believes that if the positive outcome of the initial study is reproduced in further studies and an extension to the product licence successfully obtained, it would give frovatriptan a competitive advantage that could enable the Company’s marketing partners to significantly increase market share and, potentially, to expand the overall size of the market for migraine therapies.

Sexual dysfunction in depressed patients

Depression is one of the most common mental illnesses. In 1996, the World Health Organisation estimated that 340 million people were suffering from mood-disorders worldwide. Treatment for depression includes a class of drug known as selective serotonin reuptake inhibitors (SSRIs). These include fluoxetine and paroxetine. A significant proportion of patients taking SSRIs, both male and female, experience some form of sexual dysfunction as a side effect of the treatment. This may manifest itself in a number of ways, including loss of sexual desire, erectile dysfunction or an inability to achieve an orgasm.

Sexual dysfunction is encountered as a background symptom of depression in approximately 10 per cent. of patients, but its incidence increases markedly when SSRIs are used. In published studies in patients taking one of the most commonly prescribed SSRIs, the reported incidence of sexual dysfunction is generally in the range of 30 to 40 per cent. with some reports even higher.

SSRIs dominate the antidepressant market, which was estimated to be worth $13.4 billion in 2000. Based on the reported incidence of sexual dysfunction, a significant proportion of patients could potentially benefit from a drug that successfully reverses the sexual dysfunction caused by SSRIs. No drugs have currently received regulatory approval for the treatment of SSRI-induced sexual dysfunction although at least two companies, GlaxoSmithkline and Lundbeck, are developing second generation SSRIs that have been designed to try to reduce the incidence of sexual dysfunction.

Parkinson’s disease

Parkinson’s disease affects approximately 1,500,000 individuals in the United States, with a further 50,000 new cases diagnosed annually. Although the disease has an incidence in the general population of about one in 1,000, the frequency of new cases is expected to rise as the population ages, because the disease affects one in 100 individuals over the age of 65. Annual worldwide sales of drugs to treat Parkinson’s disease were predicted to reach $1.5 billion in 2002.

Obesity

Over the last 10 years there has been a dramatic rise in the prevalence of obesity, particularly in first world countries. Obesity in the United States has reached epidemic proportions, with approximately 100 million people, over one-third of the total population, now considered by the National Institutes of Health to be overweight or obese. This figure is projected to exceed 50 per cent. within the next 25 years. In European countries the corresponding figure is lower, approximately 20 per cent., but the rate of increase in prevalence is showing a similar trend to that of the United States. The consequences of obesity represent an increasing financial burden on healthcare systems around the world.

Numerous non-pharmaceutical anti-obesity agents are available over the counter or through retail stores. Only two prescription treatments for obesity are currently marketed in the US and Europe: Xenical® (orlistat) and Meridia®/Reductil® (sibutramine).

Depression

Depression is the leading cause of disability. In the United States, the world’s largest market for pharmaceutical products, it is estimated that depressive disorders affect approximately 17 million people, and nearly twice as many women (12 per cent.) as men (7 per cent.) are affected by a depressive disorder each year. Antidepressants are widely used and are effective treatments for depression. For the 12 months ended February 2001, the antidepressant Prozac® (fluoxetine) was the world’s sixth biggest selling prescription drug with sales of $2.3 billion. The world market for antidepressants was approximately $13.4 billion in 2000 (up approximately 18 per cent. from 1999) making it the world’s third largest therapeutic class in that year.

The Company’s business strategy

The Company’s strategy is to build a broad and diverse portfolio of products to address major market opportunities in the CNS and related areas. The Company has an experienced internal discovery team and a development group that has undertaken international drug development successfully and achieved regulatory approvals in the United States and Europe. The Company aims to maximise the commercial opportunities and manage the risks in its portfolio by working with global pharmaceutical companies in collaborative alliances on some of its programmes. At the appropriate time, the Company may consider direct sales and marketing of its products to increase its commercial returns.

The Company’s commercial partnerships

The following section describes Vernalis’ existing commercial partners and the commercial agreements with respect to Vernalis’ principal research and development programmes and marketed products. The scientific features and potential therapeutic benefits of each programme are described in the sections entitled “The Company’s Product Portfolio”, “The Company’s Development Portfolio” and “The Company’s Research Programmes” below.

Frovatriptan

Frovatriptan is the Company’s most advanced programme and its only currently marketed product. The Company originally licensed frovatriptan from SmithKline Beecham in 1994. In 1998, SmithKline Beecham waived its option to commercialise the compound and worldwide marketing rights passed to Vernalis in return for a residual royalty payable to SmithKline Beecham on future worldwide sales of frovatriptan. During 2000, in connection with SmithKline Beecham’s merger with Glaxo Wellcome plc, the Company made two important amendments to the 1994 agreement:

1.	in July 2000, SmithKline Beecham assigned to the Company all of its patents covering frovatriptan (with no substantive changes in the royalty arrangements); and

2.	in December 2000, SmithKline Beecham waived all of its rights to royalties on sales of frovatriptan in return for a series of five $5 million cash payments by the Company. The first instalment of $5 million was paid on 16 September 2002. Subsequent instalments are due on each anniversary of the initial payment. The final payment is subject to cumulative worldwide sales of frovatriptan from launch exceeding $300 million.

The Company signed a licence agreement with Elan in 1998 granting Elan exclusive marketing rights for frovatriptan in the United States, Canada and Mexico. On signing, Elan paid the Company a fee of $7.5 million and made a $10 million investment in the Company’s ordinary shares at a negotiated price of £6.25 per share. Elan subsequently paid the Company a further $7.5 million in 1999 when the FDA formally accepted the Company’s frovatriptan New Drug Application (NDA) for review, and a further $15 million in the fourth quarter of 2001 following FDA marketing approval. Under the terms of the 1998 licence agreement, the Company could have potentially received three additional milestone payments exceeding $30 million in total on achievement by Elan of agreed sales targets for frovatriptan. In addition, Elan would pay the Company a royalty based on its net sales of frovatriptan. In December 2000, Vernalis entered into a new financing agreement with Elan under which Elan made a $10 million loan to the Company and a further equity investment of £4.96 million. Following that investment, Elan held 2,943,396 Ordinary Shares, representing approximately 6.7 per cent. of the Company’s issued share capital, which was subsequently sold in July 2002. Elan no longer has any shareholding in Vernalis.

In the first quarter of 2002 Elan appointed UCB Pharma, Inc. as its co-promotion partner for frovatriptan in the US market. The co-promotion agreement is between Elan and UCB and Vernalis has no contractual relationship directly with UCB. In conjunction with the appointment of UCB, the Company agreed revised commercial arrangements with Elan. Under the new terms, Elan forgave the full amount of its loan to the Company, including accrued interest, and brought forward a $5.4 million sales milestone payment due under the restated 1998 licence agreement to 30 days following the US launch. In return, Vernalis will receive royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of frovatriptan. At the end of an initial three-year period following the US launch of frovatriptan, Elan will have an option to extend the reduced royalty period by up to four years by making an additional lump sum payment to Vernalis. This payment replaces the second sales milestone payment due under the 1998 licence agreement. Thereafter, or if Elan elects not to the make the lump sum payment, the royalty rate due to the Company will revert to the previous levels. The third sales milestone payment is not affected by the new agreement. This is a payment of $15 million from Elan to the Company which is triggered when the net sales of frovatriptan by Elan and UCB in North America exceed $100 million in any 12 month period. Elan made its first royalty payment to Vernalis in August 2002 and payments have subsequently been received on a quarterly basis.

In addition, Vernalis is committed to funding and conducting a number of additional clinical studies with frovatriptan, known as Phase IIIb support studies, up to a predetermined total cost. These include the ongoing studies in the prophylaxis of menstrually associated migraine and a new study in the treatment of paediatric and adolescent migraine, which the Company expects to commence in the second half of 2003.

Vernalis has also signed a licence agreement with Menarini granting Menarini exclusive marketing rights for frovatriptan in the European Union, Eastern Europe and specified countries in Central America. Under this agreement the Company will supply Menarini with the finished packed product ready for sale.

The Company is exploring opportunities to generate further revenues by selecting marketing partners for frovatriptan in other geographic areas not covered by the Company’s existing marketing agreements with Elan and Menarini. The Company also has agreements in place with Diosynth Limited with respect to the manufacture and supply of the bulk active pharmaceutical ingredient in frovatriptan, and Galen Pharmaceuticals plc with respect to the tableting and packaging of frovatriptan.

VML 670

In 1998, Vernalis signed an agreement with Lilly for the Company to develop an early development stage drug discovered by Lilly, which the Company calls VML 670, in one or more indications, including as a treatment for sexual dysfunction experienced by people taking a class of drug for depression called SSRIs. Vernalis is funding and conducting all aspects of the development of VML 670 in this indication to the end of Phase II clinical trials, which commenced in May 2002. Lilly may then assume responsibility for completing and funding all further development work and for subsequent commercialisation of the compound. If Lilly exercises its option, the Company will receive a milestone payment and a royalty on Lilly’s future net sales of the compound, as well as reimbursement for the Company’s cumulative development expenditures on the compound to the date of exercise. If Lilly does not exercise its Phase II option, exclusive worldwide rights to the compound for this indication would pass to the Company in return for a royalty payable to Lilly on future licensing revenue or net sales, whichever is greater. The Company would then be free to complete the development of the compound itself and commercialise it or relicense it to a third party.

Obesity

In December 1999 the Company signed an agreement with Roche to collaborate on the Company’s research programme directed toward selective 5-HT2C agonists as potential anti-obesity agents. Under the terms of this agreement, the Company received funding for an initial two-year joint research programme with Roche. It also received a licence fee on signature of the agreement and three subsequent milestone payments from Roche: in November 2000 on the selection of VR 1065 as the first lead development compound; in June 2001 when this compound was confirmed as the first clinical development candidate; and in May 2002 when it entered Phase I studies.

In February 2002, following the success of the initial collaboration, the Company entered into a further two-year research collaboration to support the objective of bringing further product candidates into Phase I clinical trials. Under the terms of this new agreement, Vernalis will receive additional research funding for the period of the new research collaboration, and has the potential to receive significantly increased pre- and post-approval milestone payments that could total up to $60 million, as well as future royalties rising to as high as 15 per cent., on new compounds from the programme that progress into Phase II development and are subsequently commercialised.

Roche commenced Phase I clinical trials with VR 1065 in May 2002. Although there were no side effects, the pharmacokinetic data on VR 1065 did not meet Roche’s stringent criteria for progression to Phase II. Roche and Vernalis are now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5-HT2C library generated by the collaboration so far. The Company anticipates that a new lead development candidate will be selected in the second half of 2003.

Roche has exclusive worldwide rights to develop, manufacture and market all the product candidates coming out of the programme for the treatment of obesity and related eating disorders, and will also fund and conduct all aspects of the development programme for each compound it elects to take into development for this indication.

Depression

In May 2002, Vernalis entered a strategic collaboration with Roche to discover and develop new drugs for the treatment of depression. Under the terms of this agreement, Roche has an option to license worldwide rights to develop, manufacture and commercialise compounds arising from the Company’s adenosine A2A antagonist research programme in depression, which is exercisable up to the completion of Phase I studies. On each anniversary of the option grant Roche has to pay Vernalis an option renewal fee in order to extend its option for a further year. The Company also has the potential to receive additional sums on the achievement of key milestones during the option period. On exercise of the option, the companies will establish a joint research collaboration, under which Roche will provide research funding to Vernalis to identify and bring forward further product candidates for development. Roche will conduct all the future development of the first and any subsequent product candidates and will make a series of payments to the Company on the achievement of agreed pre- and post-approval milestones that could total up to US$80 million. Roche will have exclusive rights to commercialise all products arising from this agreement in the fields of depression and anxiety, and Vernalis will receive royalties on worldwide sales. If Roche does not exercise its option, Vernalis will retain all rights in the programme.

Also in May 2002, Roche made a loan to Vernalis of £7 million, convertible into Vernalis ordinary shares at a conversion price of 329 pence per share. If not converted the loan is repayable after five years. The terms of the loan include an anti-dilution provision that will be triggered by the issue of new Ordinary Shares in the Placing and Open Offer, the effect of which will be to reduce the conversion price. This would result in Roche receiving an additional 1,576,044 new Ordinary Shares on conversion of the full amount of the loan.

The Company’s research and development focus

Vernalis focuses its research and development activities on drugs that it believes have large commercial potential to treat diseases that are not well treated by currently available therapies. The Company is unusual for a biopharmaceutical company of the Company’s size in having expertise and a proven track record in both research and development. The Company’s research scientists have world-leading expertise in serotonin, having made seminal discoveries on the roles of two key serotonin receptors, the 5-HT1A and 5-HT2C receptors, in psychiatric and eating disorders, and having identified the first selective 5-HT1A receptor antagonists and 5-HT2C receptor agonists. The Company also has an experienced development team that has taken potential new medicines through all stages of the development process and has specific expertise in managing the development of medicines to treat central nervous system disorders.

The Company believes that its highly focused approach to research and development offers a number of important benefits relative to traditional pharmaceutical research and development, including:

1.	reduced time to achieve marketed product; and

2.	reduced overall cost of research and development programmes.

The Company’s approach to research

Vernalis focuses on membrane-bound proteins, in particular G-protein coupled receptors and ion channels, that it believes are involved in CNS disorders. In a number of its programmes, the Company targets mechanisms of action whose efficacy in treating a particular disorder has been validated by pre-clinical or clinical studies with other compounds with a similar mechanism of action, but which suffer from undesirable side effects that limit their use. The Company seeks to design compounds that have a wide therapeutic ratio and are highly selective for the target receptor, thus minimising the possibility of undesirable side effects.

The Company has particular expertise in a range of techniques that it employs to decrease the time to selection of a clinical development candidate. This also enables the Company to reject at an early stage those compounds that it believes are unlikely to be successful in development.

Computational chemistry and virtual library screening

The Company employs this technique to rapidly identify novel selective agonists or antagonists for specific CNS receptors. Using computer-modelling techniques the Company investigates the nature of the interactions between target receptors and individual neurotransmitters and constructs proprietary, virtual three-dimensional models of the molecular features needed to activate or block the target receptors. It then uses its computer models to screen its own and commercially available libraries of chemical compounds on a virtual basis. This approach enables the Company to predict the chemical structures of compounds that will be effective in treating the target disease without the need to physically make and biologically screen very large numbers of compounds. As a result, the Company can chemically optimise potentially useful compounds relatively quickly.

Medicinal and parallel chemistry

The Company synthesises individual, pure and fully characterised compounds in a time-efficient manner using combinatorial multi-parallel chemistry techniques. The Company reduces to a minimum the time spent in compound purification by careful investigation of reaction conditions before choosing the appropriate synthetic protocols, coupled with the use of specialised equipment. The Company can accelerate the rate of compound production by the use of the Company’s virtual screening process in the selection of well-designed libraries of compounds. Such “targeted libraries” are biased in their design by using information on the structural requirements for biological activity.

In vitro screening and drug metabolism and pharmacokinetics

The Company carries out extensive biological screening of compounds using recombinant human receptors to determine their receptor affinity, selectivity and agonist or antagonist actions. The Company also investigates the metabolic and pharmacokinetic profile of compounds at an early stage both in vitro and in vivo. Using these techniques, the Company is able to obtain an early indication of a compound’s potential activity at the target receptor and to select the appropriate species for toxicology studies. The Company can also identify and exclude compounds that are likely to suffer from metabolic problems in development, one of the most common causes of failure in clinical trials.

In vivo biological testing

The Company has established and validated a comprehensive array of predictive in vivo biological models of the Company’s target disorders, which the Company use to select potential compound candidates for development. The Company believes that these models are able to predict a new compound’s likely efficacy in humans and will reduce the risk of the compound failing in clinical trials. An example of this is in the Company’s obesity programme where the Company is determining the effects of compounds on food intake and body weight in normal and obese rodents (including both genetic and diet-induced obesity). A decrease in food intake in rodents and humans can be caused by both specific (decreased appetite, enhanced satiety) and non-specific (sickness, sedation) factors. In humans, this can be addressed using visual analogue ratings of hunger, sickness, sedation and other non-specific factors. In rodents, the Company has pioneered the use of ethological analysis of behaviour and models such as the behavioural satiety sequence to determine the specificity of a compound’s effects on food intake. The Company’s use of these models reduces the risk in the Company’s obesity programme of selecting a compound for development that reduces food intake in humans by causing sickness, sedation or another non-specific effect.

The Company’s approach to development

The Company has adopted a “virtual” approach to its development activities. The Company outsources the conduct of most of its development programmes to contract manufacturers and research organisations while retaining the intellectual input in terms of development strategy and individual study design. For each project, the Company establishes a development team with relevant experience covering all aspects of the development programme, which may include specialist consultants as well as the Company’s own personnel. This team is responsible for designing an integrated project plan, taking advice from external experts as necessary, and selecting contractors as required to conduct each aspect of the programme. The Company adopts a rigorous selection process designed to choose the optimal contractors for each task within the development plan. The Company then works closely with the contractor to monitor its performance throughout the course of the work programme.

The Company believes that its approach to drug development has a number of important benefits:

1.	Shorter development time-scales

As a small, highly focused and experienced development group, the Company is able to make decisions quickly at all stages of the development process and to save considerable time over the course of a full development programme, in particular the time between the end of one development phase and the start of the next. For example, the Company developed frovatriptan from a late pre-clinical stage to submission of the regulatory dossier in 49 months, compared with an industry average for CNS drugs of 102 months.

2.	Lower fixed overhead costs

By outsourcing most of the Company’s development activities to contract research organisations the Company is able to maintain the Company’s fixed in-house development costs at a lower level than many other companies that perform such functions in-house. Also, because the resource requirement for a project differs markedly at each phase of its development, by use of contract research organisations, the Company seeks to match the resource to the requirements of a project at any given stage in the development.

3.	Specialist knowledge of the disease area

The technical expertise and specialist knowledge of the development team not only enhances the chances of success in development, but also links well with the Company’s research effort and allows the Company to advise on early stage research and projects. In addition, by using specialist consultants and contract research organisations with relevant expertise in disease areas of interest, the Company can ensure that the Company’s development programmes are efficient, cost-effective and optimally designed to produce the desired outcome.

The Company’s product portfolio

The Company’s current product portfolio is as follows:

Indication	Status
Migraine (frovartriptan)	Launched in the United States Approved throughout the European Union Launched in Germany, Ireland and the UK

Migraine: frovatriptan

Frovatriptan is a selective 5-HT1B/1D receptor agonist that the Company has developed as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of drugs called triptans, a number of which are already approved for this indication. These drugs are currently available only by prescription. The Company is currently conducting further studies to develop the compound as a prophylactic oral treatment for menstrually associated migraine, a form of migraine suffered by over 50 per cent. of female migraineurs. None of the triptan class of drugs is currently approved for prophylactic use in migraine.

Scientific rationale for the use of triptans to treat migraine

Migraine is characterised by intermittent, severe and debilitating headaches, often also associated with visual, auditory and gastrointestinal disturbances. The duration of a migraine attack can vary between a few hours and up to three days. Although the precise mechanism of migraine is unknown, migraine attacks are characterised by a disturbance in the blood circulation in the brain resulting from a relaxation of blood vessels and inflammation of the tissues in the surrounding area. This in turn leads to activation of sensory nerve fibres and to the sensation of headache. Migraine headaches are often associated with, and sometimes preceded by, a variety of symptoms including nausea, visual disturbances and excessive sensitivity to light and sound.

Triptans act as agonists (activators) at a subtype of 5-HT1 receptors that are present on the surface of blood vessels. When activated, these receptors act to constrict blood vessels. It is believed that triptans work primarily by activating these so-called 5-HT1B/1D receptor subtypes to constrict the blood vessels in the brain that have become dilated during a migraine.

Unfortunately, 5 HT1 receptors are also present in other parts of the body, most notably the heart. Most triptans have a general, non-selective effect on 5-HT1 receptors. There is therefore a risk that they may also act to constrict blood vessels in the heart, thereby increasing the potential for cardiovascular side effects.

The distinctive features and potential benefits

Frovatriptan has demonstrated the following distinctive features in its development programme.

Longevity

Frovatriptan has been shown to last longer in the bloodstream than other triptans. Vernalis has performed a statistical analysis of published clinical trial data on triptan drugs that demonstrates a strong correlation between this longevity and low frequency of headache recurrence. The Company presented this analysis at the International Headache Society in New York in the summer of 2001. The potential clinical and commercial benefits include the following:

1.	patients taking frovatriptan may be less likely to need a second tablet to treat a headache recurrence, reducing the average cost per migraine attack;

2.	migraineurs who experience symptoms that give them advance warning of the onset of a migraine headache may be able to stop or reduce their headache by taking frovatriptan early;

3.	female migraineurs who suffer migraine attacks around the time of their menstrual period may be able to prevent attacks by taking frovatriptan prophylactically; and

4.	patients with long duration migraine headaches may particularly benefit from frovatriptan.

Selectivity for blood vessels in the brain

Pre-clinical studies on human arterial tissue conducted by SmithKline Beecham demonstrated that unlike Sumatriptan, which exhibited no selectivity, frovatriptan had a ten-fold margin of selectivity for vessels supplying the brain over those supplying the heart itself (coronary arteries). This may indicate the potential for a lower incidence of side effects with frovatriptan. The Company conducted a head-to-head clinical study comparing frovatriptan and sumatriptan, which showed a statistically significant lower overall incidence of side effects in patients taking frovatriptan compared to sumatriptan.

Low overall incidence of side effects at clinical dose

The Company’s clinical trials have produced side effects similar in nature to those reported by patients treated with placebo and no serious adverse events were attributed to frovatriptan in clinical trials. In a long-term open trial that the Company conducted, an extremely low percentage of patients, approximately 5 per cent., dropped out of treatment for reasons relating to side effects.

Wide therapeutic ratio

In the Company’s clinical trials, frovatriptan was effective at doses many times lower than those which gave rise to undesirable effects. In single dose studies, healthy volunteers received up to 40 times the proposed clinical dose of 2.5mg without undue consequences, and patients with migraine have been treated with doses 16 times higher than this dose. This wide therapeutic ratio has the potential benefit that the same daily dose can be administered to all patient groups without the need for adjustment in those cases where doctors prescribing other triptans might consider a reduced dose, for example the elderly or migraineurs with other diseases such as kidney or liver impairment.

Consistency of results in clinical trials

In the Company’s long-term trials, patients who achieved migraine relief in response to frovatriptan generally experienced the same benefit each time they took the drug, indicating a consistent response.

Lack of interactions with other drugs

The Company’s clinical trials show that, unlike some of the other triptans, frovatriptan does not appear to interact adversely with many of the other main classes of drugs commonly prescribed to migraineurs.

Project history and status

The Company licensed frovatriptan from SmithKline Beecham, the discoverer of the compound, in 1994, when SmithKline Beecham had completed most of the pre-clinical development work required to initiate human clinical trials. The Company completed the outstanding pre-clinical work and in January 1995 the Company began a series of Phase I clinical trials. In January 1996 the Company began a series of Phase II clinical trials in over 1,600 migraineurs.

In March 1997, the Company began a series of Phase III clinical trials in over 3,000 migraineurs in a total of 17 countries. During the course of the clinical development programme the Company also conducted further pre-clinical studies and carried out the necessary development work on the chemistry and manufacturing process for the compound. The Company filed a new drug application in the United States in January 1999 and a marketing authorisation application in Europe in February 1999.

In November 2001, the FDA granted marketing approval for frovatriptan in the US for the acute treatment of migraine. Elan and its co-promotion partner UCB launched frovatriptan in the United States during June 2002, under the trademark FrovaTM. FrovaTM is being co-promoted by a combined sales force from UCB and Elan. In the United States, migraineurs are treated primarily by neurologists and primary care physicians (PCPs), so the marketing programme for FrovaTM in the US will be directed mainly towards these two groups of prescribers. Both UCB and Elan have specialist neurology sales forces and FrovaTM will also be detailed to high prescribing PCPs.

In the period from launch to the end of 2002, Elan booked FrovaTM sales of $11.2 million, including initial stocking to trade ahead of the June launch, and had achieved an annualised sales run-rate at year-end of approximately $20-25 million. The Company received its first royalty payment from Elan in August 2002 and royalty payments are now being received on a quarterly basis. By March 2003, nine months following launch, FrovaTM had achieved a greater than two per cent. share of the US market for the triptan class of drugs, according to prescription data generated by the market research organisation IMS Health.

In December 2000, the French regulatory authorities, acting as the reference member state for the pan-European Union regulatory review, formally granted marketing approval for frovatriptan in France. Regulatory approval for frovatriptan in 14 additional European Countries was subsequently granted in January 2002, following completion of the European mutual recognition process, under which the French authorities submitted a summary of the full frovatriptan regulatory dossier, together with their recommendations, to the other European countries. The Company’s European licensee, Menarini launched frovatriptan in the first European market, Germany, during November 2002. According to IMS Health data, frovatriptan’s share of units sold of triptans in Germany had reached 5.2 per cent. 20 weeks following launch. Menarini also launched in Ireland and the United Kingdom in March 2003 and April 2003 respectively, and launches in further European markets are expected to follow during 2003.

Future development plans

In conjunction with its licensees, the Company is conducting additional clinical studies that, if successful, may enhance the commercial potential of the drug. During the first half of 2002, it successfully completed a study investigating the early use of frovatriptan during a migraine attack before the headache had become severe. The study demonstrated that frovatriptan showed improvements over placebo for a variety of measures following administration when headache symptoms were mild. Notably, frovatriptan improved two-hour pain-free responses, reduced functional impairment and produced more rapid resolution of headache compared to placebo in this trial. Furthermore, recurrence of headache was no more likely with early use of frovatriptan compared to the rates reported from other trials when drug administration was later.

In the third quarter of 2002 the Company announced positive preliminary results from another study exploring frovatriptan’s potential use in the prophylaxis (prevention) of menstrually associated migraine. The study, a double blind, placebo controlled cross-over design, was conducted at 36 clinics in the United States and involved more than 500 menstrual migraine sufferers. Patients were evaluated over three menstrual cycles over the course of which each patient received all three dose regimens – placebo, 2.5mg frovatriptan once daily (qd) and 2.5mg frovatriptan twice daily (bd). During each cycle they took the treatment for a total of six days commencing two days before the expected onset of their headache.

The headline results showed that both dose levels of frovatriptan were highly effective in reducing the incidence, severity and duration of menstrually-associated migraines compared to the placebo. By the intention to treat analysis 50 per cent. of patients were completely headache-free during the six-day period when they took 2.5mg frovatriptan twice daily (bd) and 39 per cent. were headache-free at a daily dose of 2.5mg, compared to only 26 per cent. when they took the placebo. Both dose regimens were statistically highly significant compared to the placebo (p<0.0001). The full results of the study were presented to the American Academy of Neurology in the United States at the beginning of April 2003, and will subsequently be published in key scientific and clinical journals.

Vernalis now intends to carry out additional studies required to enable its partners to apply for US and European regulatory approval for the use of frovatriptan in the prophylaxis of menstrually associated migraine. The Company believes that the requirements to submit applications to extend European licenses will be broadly similar to those in the United States.

The Company’s development portfolio

The Company’s current development programmes are as follows:

Indication	Stage of development
SSRI—induced sexual dysfunction (VML 670) Parkinson’s disease (VR 2006)	Phase II clinical trials Pre-clinical development

Sexual dysfunction: VML 670 (note: formerly known as LY228729 and CEB-1555)

VML 670 is a potent and selective 5-HT1A receptor agonist that the Company licensed from Lilly in 1998. The Company is conducting clinical trials to assess its potential as a treatment for sexual dysfunction experienced by people taking medication to treat depression.

Scientific rationale for the Company’s approach

Studies have shown that selective serotonin reuptake inhibitors (SSRIs) reduce the activity of 5-HT1A receptors and that 5-HT1A receptor agonists enhance sexual behaviour in pre-clinical models. Accordingly, the Company believes that SSRIs induce sexual dysfunction by their effect on 5-HT1A receptors, and that this effect may be reversed by treatment with a selective 5-HT1A receptor agonist, such as VML 670. This hypothesis is further supported by published reports from clinical trials of Bristol-Myers Squibb’s drug Buspar® (buspirone), which is a partial and non-selective 5-HT1A receptor agonist. Buspirone has also been used successfully off-label to treat sexual dysfunction in depressed patients taking SSRIs.

Project status

Vernalis licensed VML 670 from Lilly in October 1998, when Lilly had already completed an extensive pre-clinical programme and undertaken initial Phase I clinical trials. The Company has subsequently conducted further Phase I studies from which it has established the maximum tolerated single oral dose at which the compound can be given to humans. The Company has also conducted a Phase I clinical study that included single and multiple dose studies in healthy volunteers to establish that there are no adverse consequences of co-administration of VML 670 and a commonly prescribed SSRI anti-depressant. A Phase II double blind, placebo controlled clinical trial involving approximately 240 male and female patients taking either of the two most commonly prescribed SSRIs commenced in May 2002, preliminary results of which are expected during the second half of 2003.

Parkinson’s disease

Vernalis began a research programme in 1998 to assess the potential of selective adenosine A2A receptor antagonists in the chronic treatment of Parkinson’s disease.

Scientific Rationale for the Company’s approach

Parkinson’s disease is a debilitating and progressive movement disorder that affects approximately 1 per cent. of the population over the age of 65 years. Common symptoms include stiffening of the muscles and difficulty in initiating movement. Sufferers may develop a tremor or shaking. The primary cause of the problems of coordination and movement in Parkinsonian patients is nerve degeneration and cell death in the brain, leading to the loss of dopamine, a chemical produced in the brain that is involved in the control of voluntary movement.

Most conventional therapies for Parkinson’s disease are based on dopamine replacement. Although generally effective in the short-term, these treatments can have severe, or even disabling, side effects and their effectiveness tends to decrease over time.

Another brain chemical called adenosine also plays an important role in motor co-ordination and movement control. A subtype of adenosine receptor, the adenosine A2A receptor, is found in high density in the part of the brain responsible for motor function, where it appears to direct the activity of other neurotransmitter mechanisms, including dopamine mechanisms, that are dysfunctional in Parkinson’s disease. The Company believes that by using selective adenosine A2A receptor antagonists to restore the imbalance of the other neurotransmitters caused by the loss of dopamine, the Company may be able to provide a novel approach to treat the symptoms of Parkinson’s disease and to slow or stop the progression of the disease. This hypothesis is supported by pre-clinical research that the Company and other companies have carried out with this type of compound, which has shown that motor function in models of Parkinson’s disease can be restored without inducing dopaminergic-like side effects.

Project status

The Company has already demonstrated a number of the Company’s compounds to be effective in pre-clinical models of Parkinson’s disease. A lead development compound, VR 2006, was selected as a development candidate in April 2002 and is currently in pre-clinical development, which is required to establish the safety profile of the drug before the regulatory authorities will allow the Company to commence clinical trials. However, in light of its other funding priorities the Company does not intend to use the proceeds of the Placing and Open Offer to fund the continued development of this compound. Work on the pre-clinical development programme will continue whilst the Directors pursue strategic options for the Company, but unless additional funding becomes available either through a strategic collaboration or the implementation of another strategic option the Company will cease expenditure on VR2006 once pre-clinical development is completed.

The Company’s research programmes

The following table summarises the key programme in the Company’s research portfolio:

Indication	Mechanism of action
Obesity	Selective 5-HT2C receptor agonists
Depression	Selective adenosine A2A antagonists

Obesity

Vernalis is investigating the potential use of selective 5-HT2C receptor agonists to treat obesity and related disorders. In 1999 the Company partnered this programme with Roche, the world’s leading pharmaceutical company in sales of prescription treatments for obesity, and granted Roche exclusive worldwide rights to develop and commercialise compounds discovered in the programme.

Scientific rationale for the Company’s approach

This programme targets the satiety control mechanism in the brain in a way the Company believes will be more efficient than other drugs now on the market. The Company’s objective was to identify the receptor subtype that is responsible for the effect on satiety control and then design drugs that act selectively on this receptor subtype.

In 1997, the Company’s scientists, working with the drug dexfenfluramine, a clinically effective appetite suppressant previously marketed by American Home Products that was withdrawn due to adverse cardiovascular side effects, were the first to discover that the 5-HT2C receptor subtype is the key receptor for dexfenfluramine’s effects in controlling satiety. The evidence for this breakthrough came from the results of experiments the Company conducted in transgenic models and in pre-clinical models using selective 5-HT receptor antagonists. This was a significant finding since it is known that 5-HT2C receptors are present in high density in the brain (in particular in areas that control eating, such as the hypothalamus), but are not present in the cardiovascular system. Accordingly, the Company believes that the adverse effects seen with dexfenfluramine are due to its activity at another 5-HT receptor subtype and that a selective 5-HT2C receptor agonist will be an effective and safe treatment for obesity.

Project status

Following this finding, the Company’s research programme has been focused on discovering selective 5-HT2C receptor agonists. Over the last four years the Company has designed, synthesised and patented a large number of compounds that the Company has shown to be highly selective for the 5-HT2C receptor. In June 2001, the Company and Roche jointly selected the first clinical candidate from this programme, VR 1065. In February 2002, Vernalis signed a new research and development collaboration with Roche on obesity, to support the objective of bringing several project candidates into Phase I clinical trials. Roche commenced Phase I clinical trials with VR 1065 in May 2002. The Company and Roche subsequently took the decision in July 2002 to withdraw this compound from the Phase I trials when the early pharmacokinetic data revealed unexpectedly high levels of a metabolite of the drug in the bloodstream. Although there were no side effects, the early pharmacokinetic data on VR 1065 did not meet Roche’s and the Company’s stringent criteria for progression to Phase II. Roche and Vernalis are now focusing on follow-on compounds from different chemical series that have already been identified in the substantial 5-HT2C library generated by the collaboration so far. The Company anticipates that a new lead development candidate will be selected in the second half of 2003.

Depression

Depression is the leading cause of disability worldwide. In the United States (the world’s largest market for pharmaceutical products) it is estimated that depressive disorders affect approximately 17 million people, and nearly twice as many women (12 per cent.) as men (7 per cent.) are affected by a depressive disorder each year. Antidepressants are widely used, and are generally effective treatments for depression. Existing antidepressants influence the functioning of the neurotransmitters serotonin, noradrenaline and dopamine. Although some patients may notice an improvement in the first few weeks following initial dosing, in most cases antidepressants must be taken for 3-4 weeks (in some cases, 8 weeks) before the therapeutic effect occurs. As a result, patients frequently stop taking their medication too soon, and side effects may also appear before the antidepressant activity begins to take effect. The newer medications, including the SSRIs, tend to have fewer side effects than the older drugs, which include tricyclic antidepressants (TCAs) and monamine oxidase inhibitors (MAOIs).

Recent pre-clinical research by Vernalis, Roche and a number of other companies suggests that adenosine, and specifically the adenosine A2A receptor subtype, may be a novel target for the discovery of a new class of antidepressant drugs. Transgenic animals with the A2A receptor gene deleted have shown a pattern of activity in pre-clinical models of depression that appears to be predictive of antidepressant activity in humans. The Company has also synthesised selective adenosine A2A receptor antagonists that show activity in pre-clinical models of depression. It is currently working to optimise the selectivity and pharmacokinetic properties of the most promising compounds. However, the proceeds of the Placing and Open Offer are not intended to fund the continuation of this research. The Company will continue with this pre-clinical research whilst the Directors pursue strategic options for the Company, but unless additional funding becomes available either through a strategic collaboration or the implementation of another strategic option the Company will then cease expenditure on this research programme.

COMPETITION

The Company faces intense competition from pharmaceutical and biotechnology companies seeking to develop treatments for CNS disorders, including the disorders the Company is currently targeting. The Company’s principal competitors include some of the largest and most well-funded pharmaceutical companies in the world, such as GlaxoSmithKline, Merck, Pfizer, AstraZeneca, Novartis and Pharmacia. In some cases, the competition the Company faces arises from products already on the market or in more advanced clinical trials than any of the Company’s product candidates. For example, sumatriptan, marketed under the name Imitrex® and developed by GlaxoSmithKline, was the first triptan approved for the acute treatment of migraine, and remains the dominant product in the United States and worldwide, with annual sales in excess of $1 billion. Four other triptans are on the market, including Zomig® (zolmitriptan) from Astra-Zeneca, Maxalt® (rizatriptan) from Merck, Amerge®/Naramig® (naratriptan), a follow-up compound to Imitrex® from GlaxoSmithKline, and Axert® (almotriptan) from Pharmacia Corporation. Pfizer’s Relpax® eletriptan has received approval in Europe, Japan and, most recently, the United States. None of the triptans has currently been approved for prophylactic use in migraine.

There are also a number of new approaches to the treatment of migraine that are in research and development by other companies. For instance, Pozen Inc. has a combination therapy for the treatment of migraine in Phase III clinical trials. Pozen also has an injectable preparation of one compound in Phase II clinical trials and a 5-HT2B antagonist licensed from Roche in early development. Vernalis is not aware of any drugs currently approved for the treatment of SSRI-induced sexual dysfunction. GlaxoSmithKline, which markets one of the leading SSRIs, is believed to be developing a dual action SSRI and 5-HT1A agonist, which is currently in Phase II clinical trials In the Parkinson’s disease field, the majority of potential new therapies in research and development are based on modifications to existing approaches. These include reformulations of L-DOPA and decarboxylase inhibitors (Chiesi); dopamine agonists selective for specific dopamine receptor subtypes (Abbott, BMS, GSK, Pharmacia);

inhibitors of dopamine breakdown, such as monoamine oxidase-B (MAO-B) inhibitors (Pharmacia, Sanofi-Synthelabo) and catechol-O-methyl-transferase (COMT) inhibitors (Orion); dopamine uptake inhibitors (Abbott, Neurosearch); and modulators of nicotinic cholinergic function (Merck).

There are relatively few compounds in clinical development based on novel approaches. Of the potentially novel therapies, glutamate antagonists (AstraZeneca, Aventis, Lilly, Pfizer) and adenosine antagonists (see below), are the most advanced small molecule approaches. Cell therapy (Titan), stem cell transplantation (ReNeuron) and intracranial stimulation (Medtronic) are also being investigated but these are likely to be reserved for a small number of patients.

Direct competition comes from other adenosine A2A antagonists being developed for Parkinson’s disease. Kyowa Hakko Kogyo are believed to be planning Phase III trials with their xanthine-based A2A antagonist KW 6002 after encouraging results in a Phase II study. Other companies known to have active adenosine A2A receptor antagonist programmes include Biogen, Fujisawa, Lilly, Roche and Schering-Plough, with Schering-Plough thought to be the most advanced as their compound is in Phase I clinical trials.

In the obesity field, a number of approaches are being pursued by pharmaceutical companies targeting novel mechanisms of action. These include leptin analogues (Amgen), neuropeptide Y antagonists (Novartis, Neurogen, Novo-Nordisk), cholecystokinin agonists (GSK), melanocortin agonists (AstraZeneca, Millennium), ciliary neurotrophic factors (Regeneron), recombinant proteins (Genset) and ß3 adrenoceptor agonists (Merck, GSK). The Company is also aware that a number of companies have research and development programmes in obesity focused on 5-HT2C receptor agonists, including American Home Products, Biovitrum, Bristol-Myers Squibb, Lilly and Pfizer. The most advanced of these is believed to be Biovitrum, which has a compound in Phase II clinical trials.

There is intense competition in the research and development of new antidepressant drugs. Compounds in the clinical stages of development include mono-amine uptake inhibitors (Watson), neurokinin-1 antagonists (Merck, Pfizer, GSK, Roche), lipocortin antagonists (Akzo Nobel), SCT-11 receptor modulators (Synaptic), corticotrophin releasing factor antagonists (BMS, Cortex), dopamine and nor-adrenaline reuptake inhibitors (GSK, Lilly, Sepracor), new formulations of existing drugs (Wyeth, Biovail, Lilly) and compounds with undisclosed mechanisms of action (Genopia, Wyeth, Esteve, Laxdale).

The Company’s competitive success with respect to its technologies and product candidates is and will be dependent on, among other things:

•	the Company’s ability to create and maintain advanced technologies;

•	the speed with which the Company can identify and characterise effective compounds;

•	the ability of the Company’s partners to develop and commercialise products based upon the Company’s discoveries;

•	the Company’s ability to attract and retain qualified personnel;

•	the Company’s ability to obtain patent protection;

•	the Company’s ability to develop proprietary technology or processes; and

•	the Company’s ability to secure sufficient capital resources to fund the Company’s operations.

INTELLECTUAL PROPERTY

The Company’s ultimate commercial success depends in part on its ability to obtain and maintain defensible and relevant patent protections for the Company’s products and programmes. The Company seeks the strongest possible patent protection for its inventions in its key markets, including the United States, Europe, Japan and other countries that are signatories to the Patent Cooperation Treaty (PCT). The Company has implemented internal procedures for documenting, witnessing and storing key data relating to its inventions.

Patents covering new pharmaceutical drugs fall typically into three distinct categories. So-called “composition of matter” patents, which cover the chemical structure of a compound, offer the strongest degree of protection since they may prevent use by anyone else of the molecule for any application whatsoever. The other two categories provide a lower degree of protection. These are commonly referred to as “medical use” patents, which may generally prevent the use of a compound by another party in a specified application or disease indication, and “process” patents, which seek to protect a key step or steps in the manufacturing process for a compound.

The Company’s aim is to establish an extensive portfolio of intellectual property relating to its programmes. As of April, 2003, the Company has been granted twelve US patents and has been informed by the European Patent

Office of the allowance of six European patents, expiring between 2018 and 2020. It has filed a total of 35 individual families of patent applications that are at various pre-grant stages, principally covering composition of matter. In addition, the Company owns or has acquired or in-licensed the rights to fourteen issued patents in major territories.

The patent positions of biotechnology and pharmaceutical companies are often uncertain and involve complex legal and factual issues. The Company does not know if any patent issued to or licensed by it or its collaborators will provide protection that has commercial significance. The Company cannot ensure that:

•	the Company’s patents will afford protection against competitors with similar compounds or technologies;

•	the Company’s patent applications will be issued;

•	others will not obtain patents having claims similar to the claims in the Company’s patents or applications;

•	the patents of others will not have an adverse effect on the Company’s ability to do business; or

•	the patents issued to or licensed by the Company will not be infringed, challenged, opposed, narrowed, invalidated or circumvented.

Moreover, the Company believes that obtaining patents in some countries may, in some cases, be more difficult than in others because of differences in patent laws.

The time taken to research and develop medicinal products reduces the marketing time protected by a product patent or patents, and can therefore reduce the period available to the developer in which to recoup its investment through sales. In 1992, the European Union introduced Regulation 1768/92 creating a Supplementary Protection Certificate (“SPC”) for authorised products. While this does not constitute an extension to the patent from which a product derives, it does confer certain rights of a similar nature in respect of the product(s) derived from the patent after that patent has expired. The period during which the SPC is effective depends on calculations based upon the date of the application for the patent and the grant of the first marketing authorisation for a product derived from the patent, with an upper limit of five years. It may be possible for the Company to extend the patent expiry date of some or all of its issued patents by up to five years in European Community countries by applying for supplementary patent protection. There is a similar arrangement in the United States, where the term of extension is equal to the time that the FDA review extends beyond the patent issue date, provided that the extension does not exceed 14 years from the date of FDA approval.

In addition to patents, the Company relies on trade secrets and proprietary know-how to protect its technology and processes. The Company seeks this protection, in part, through confidentiality and proprietary information agreements with its employees, consultants, and collaborators. These agreements may not provide meaningful protection or adequate remedies for the Company’s technology in the event of unauthorised use or disclosure of confidentiality and proprietary information. The parties to these agreements may breach them, for which the Company may not have adequate remedies. Also, the Company’s trade secrets may otherwise become known to, or be independently developed by, its competitors. The Company has filed applications to register the trademark “Vernalis” in the United States and most developed countries of the world and has secured registration in many countries and regions, including Japan and Europe. The Company or its distribution partners may register specific brand names where appropriate.

Summarised below is the status of the outstanding patents and patent applications on the Company’s four most advanced research and development programmes.

Frovatriptan (Migraine)

Frovatriptan is the single enantiomer form of a racemic compound. The Company owns composition of matter patents covering the compound and the single enantiomer form. Patents covering the compound have been issued in the United States, Europe, Japan and a number of other countries with a priority date of 1991, and will expire in 2012. Patents covering the single enantiomer form have been issued in the United States, Europe and Japan with a priority date of 1992 and will expire in 2013. An application has been filed to extend the term of one of the issued US patents to 2015. The Company has applied in fourteen European Countries for Supplementary Protection Certificates (SPCs) on patents covering the compound and to date three SPCs have been granted.

A process patent covering the manufacturing process for the single enantiomer form of frovatriptan has been issued in the United States with a priority date of 1998 and expiry set for 2019. Applications are pending in Europe and Japan.

VML 670 (Sexual Dysfunction)

Lilly owns seven US patents, six European patents, one US application and one European application relating to VML 670, to which the Company has licensed exclusive worldwide rights in sexual dysfunction and other indications. The composition of matter patent has an expiry date of 2011.

Obesity

Since 1998 the Company has filed a total of sixteen patent applications covering the composition of matter of different series of novel 5-HT2C receptor agonists. Four US patents have been issued and will expire between 2019 and 2020. The Company has filed the nine most recent applications jointly with Roche. In addition to patent applications in countries that have signed the Patent Co-operation Treaty (PCT), the Company has also made additional filings in a number of non-PCT countries in respect of four key patent applications. If granted, these patents will expire between 2019 and 2020.

Parkinson’s disease / depression

Since 1997, the Company has filed a total of nine patent applications. The earliest of these covers the use of an enantiomer of mefloquine for the treatment of Parkinson’s disease, whilst the other applications cover the composition of matter of eight different series of novel adenosine A2A receptor antagonists. Two US patents have been issued, set to expire between 2018 and 2019.

REGULATORY ENVIRONMENT

The Company’s research and development, pre-clinical testing, clinical trials, facilities and product manufacturing and marketing are and will be extensively regulated by governmental authorities in the United States, the United Kingdom and other member states of the European Union and other countries. The European Medicines Evaluation Agency, the United States Food and Drug Administration (FDA) and comparable agencies in other countries impose substantial requirements on manufacturing and marketing new drugs. These requirements include rigorous pre-clinical and clinical testing and other pre-market approval procedures.

The United States, United Kingdom and other European countries have lengthy approval processes for pharmaceutical products. The time required to obtain marketing approval in particular countries varies, but in the United States and European countries it generally takes from six months to four years from the date of application.

The general structure of the regulatory approval process for the Company’s products is similar in most countries. Prior to marketing, a new pharmaceutical agent must undergo pre-clinical testing to assess its potential safety and efficacy. The results of these studies must be submitted to the national regulatory authorities for review and clearance as part of an investigational new drug application before clinical testing can begin.

In the United States, the first regulated step in the process of human clinical testing is the filing of an Investigational New Drug application with the US Food and Drug Administration. The FDA must formally approve the Investigational New Drug application for a drug before the drug can be tested in humans. The FDA can suspend or withdraw its approval at any time during the development process. In some countries, including the United Kingdom, it is not currently necessary to submit the documentation formally prior to early trials, but the same information must be held on file by the sponsor company.

Clinical trials are conducted in three phases covering the period from the first human exposure to the drug through to submission of a detailed regulatory dossier covering all aspects of the development programme.

Phase I clinical trials are normally conducted in a small number of healthy human subjects to determine the early safety profile and the pattern of drug distribution and metabolism. Phase I clinical trials typically take approximately nine to 12 months to complete, although this varies depending on the type of drug and the disease target under evaluation.

Phase II clinical trials are conducted with a selected group of closely monitored patients with the target disease to confirm the basic parameters of the drug. Once safety is established, additional Phase II clinical trials are conducted involving larger numbers of patients with the target disease to further test safety, to conduct preliminary tests of efficacy and to optimise dose amounts and dose schedules and, ultimately, to select the optimal dose or doses of the drug at which to conduct the Phase III clinical trials.

Phase III clinical trials are larger-scale, multi-centre, comparative clinical trials conducted in a wider population of patients with the target disease in order to provide enough data for a valid statistical test of efficacy and safety compared with other approved treatments.

Phase IIIb clinical trials are clinical trials performed to support marketing conducted after a product licence has been applied for but prior to approval.

Phase IV clinical trials are clinical trials performed to support marketing once a drug has been approved.

The clinical protocols, which detail the objectives of the study and the parameters to be used to monitor safety and efficacy, must be approved by the national regulatory authorities. Further, each clinical study must be conducted under the auspices of an independent institutional review board, also known in Europe as an ethics committee, at the institution where the study will be conducted. The institutional review board considers, among other things, the scientific appropriateness of the study, the safety of human subjects and the potential liability of the institution. The institutional review board is also responsible for monitoring the approved protocols in active trials. The institutional review board may require changes in a protocol and it may decide not to permit a study to be initiated or completed. This process can be conducted in parallel with the regulatory approval process, but may add considerable time and expense to the early regulatory review process.

After completion of clinical trials of a new drug, marketing approval must be obtained in each country in which the product will be sold. The data generated in each of the clinical trial phases, together with data from the pre-clinical studies and the development of the manufacturing process, forms the basis of the regulatory dossier that is submitted to the regulatory authorities for review and approval to market the drug. In the United States, this dossier is called the New Drug Application. In Europe it is called the Marketing Authorisation Application. This dossier will also be used to establish the text of the product label, which forms the basis of the marketing platform and often requires negotiation between the licensing authority and the sponsor company.

In addition, any manufacturing facility for the Company’s products will be subject to inspection by national regulatory authorities for adherence to good manufacturing procedures prior to marketing clearance and periodically after the Company receives marketing approval. This will require the Company to observe rigorous manufacturing specifications.

In the United States, the general system of regulatory review of a New Drug Application by the FDA has remained similar over a number of years, although the system of “user fees” and “review dates” introduced by the Prescription Drug User Fee Act of 1992, as amended, has helped to accelerate the process. The United States has also been at the forefront of introducing fast-track approaches for diseases of high, unmet need.

The regulatory approval process in the European Union has undergone considerable change in the last few years with the creation of a new pan-European Union regulatory authority known as the European Medicines Evaluation Agency. A new Marketing Authorisation Application review process, known as the Mutual Recognition Process, has also been introduced that has the potential to be more efficient than the previous approach under which each country carried out its own detailed review of the Marketing Authorisation Application dossier. Under the Mutual Recognition Process approach, a single European Union country, acting as the reference member state, conducts the detailed review of a company’s Marketing Authorisation Application. The reference member state then prepares and submits a summary of the Marketing Authorisation Application to the other member states with its recommendation. The other participating countries then have a short period in which to carry out their own review of the Marketing Authorisation Application and make their decision on whether to approve the drug in their home market.

In addition to the regulations described above, the Company is subject to various laws and regulations relating to the use of hazardous materials and the protection of the environment. The Company generates, uses and disposes of hazardous material and wastes, including various chemicals and radioactive compounds, in its research and development activities. It cannot eliminate the risk of environmental contamination or injury from these materials.

PART IV

RISK FACTORS

Prior to investing in New Ordinary Shares, Qualifying Shareholders and persons who are considering subscribing for New Ordinary Shares in the Placing should carefully consider, together with all other information contained in this document, the factors and risks described below. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also have a substantial adverse effect on the financial condition or business success of the Company.

For the foreseeable future, the Company will be highly dependent on the success of frovatriptan in the marketplace

Frovatriptan is the Company’s only approved product. As such, the Company’s future is highly dependent on the sales of the product. The discovery of adverse reactions, including those which might result in individual or class warnings or contraindications, or its temporary or permanent withdrawal from the market, could considerably undermine the financial state of the Company.

The Company is working towards obtaining approval for the use of frovatriptan for the prophylactic treatment of menstrually associated migraine anticipating that this will increase the overall sales of the product. A failure to obtain the change in the permitted use could reduce the ultimate sales potential of the product.

The sales and marketing of frovatriptan is controlled by the Company’s licensees, Elan Pharma International Limited (and its co-promotion partner, UCB) in the USA and Menarini International in Europe. If the licensees or co-promotion partner does not exercise sufficient efforts in marketing and sales of frovatriptan, or otherwise do not achieve the sales anticipated by the Company, this could reduce milestone payments and have a material adverse effect on the income (and any resulting profitability) of the Company.

Various situations might arise with respect to Elan Pharma International Limited or UCB or any of their respective affiliates which could have an adverse effect on the sales and marketing of frovatriptan. These could include the commencement of insolvency related proceedings in respect of any of those entities, a direct or indirect sale or proposed sale of Elan Pharma International Limited by Elan to a third party or an assignment or proposed assignment by Elan Pharma International Limited of its licence in frovatriptan to a third party.

The timing of payment by Elan of the next milestone payment for frovatriptan sales may be of great importance to the Company’s financial well-being

Under the terms of its licence arrangements with the Company, Elan is required to pay the Company a $15 million milestone payment when net sales by Elan and UCB in North America exceed $100 million in a 12 month period. The timing of receipt of this milestone payment and the consequent increase in the Company’s royalties from frovatriptan as a result of that sales level being achieved are uncertain and may be of great importance to the Company’s financial well-being. Furthermore, no assurance can be given as to the financial condition of Elan or that it will perform its obligations in full under the licence.

The Company’s research and development strategy and future growth will require the Company to expend substantial additional capital, which the Company may be unable to obtain

Researching new compounds and conducting pre-clinical and clinical trials is expensive. The Company’s need for capital at any given time depends on a number of factors, including:

•	the Company’s degree of success in commercialising frovatriptan;

•	the amount of milestone payments the Company receives from its collaborators;

•	the rate of progress and cost of the Company’s research activities;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights;

•	the emergence of competing products and other adverse market developments; and

•	changes in, or termination of, the Company’s existing collaboration and licensing arrangements.

The Company may be unable to obtain funds when it needs them on favourable terms, or at all. If it is unable to raise additional funds when it needs them, the Company may be required to delay, reduce or eliminate some or all of its programmes. The Company may also be forced to license compounds or technology to others that it would prefer to develop internally until a later and potentially more lucrative stage. If the Company raises additional funds through collaborations and other licensing arrangements, it may have to relinquish its rights to some of its compounds or technologies or grant licences on unfavourable terms.

The products the Company is developing may fail the rigorous clinical testing required before the Company may sell them

Demonstrating that a drug is safe and effective through clinical trials is lengthy, complex, expensive and uncertain. The Company relies on academic institutions and contract research organisations to conduct clinical trials on its behalf. As a result, the Company has less control over the timing and other aspects of its clinical trials than if the Company conducted its own trials. The organisations conducting the Company’s clinical trials may take longer than the Company predicts or may not conduct them correctly. The Company’s product candidates may not prove to be safe or effective. Any of these results could delay or prevent the Company from marketing these products.

Regulators may not approve the Company’s products for sale

Regulators in each country must approve each product before it may be sold there. This may take longer than the Company expects or its products may never receive approval. If an approval is delayed, the Company will incur additional costs and the revenues the Company expected to receive from sales of that product will be delayed.

Even if the Company’s products are approved, they may still face later regulatory difficulties

Even if the Company receives regulatory approval to sell any of its products, the MCA or comparable foreign regulatory agencies could require the Company to conduct post-marketing trials or could prevent the Company from using the labelling claims which the Company would like to use to promote its products. Regulators will undertake periodic reviews and inspections. If they discover previously unknown problems with a product or its manufacturing facility or if the Company fails to comply with regulatory requirements, regulators could:

•	impose fines against the Company;

•	impose restrictions on the product, its manufacturer, or the Company;

•	require the Company to recall or remove a product from the market;

•	suspend or withdraw its regulatory approvals;

•	require the Company to conduct additional clinical trials;

•	require the Company to change its product labelling; or

•	require the Company to submit additional marketing applications.

If any of these events occur, the Company’s ability to sell its products will be impaired and the Company may incur substantial additional expense to comply with the regulatory requirements.

In addition, in certain countries, even after regulatory approval, the Company is still required to obtain price reimbursement approval. This may delay the marketing of the Company’s products or, when approval cannot be obtained, mean that the product cannot be sold at all.

Even if the Company’s products are approved by a regulatory agency, they may not be accepted in the marketplace

The Company’s success depends on acceptance of the Company’s products by the market, including by physicians and third-party payors, and consequently the Company’s progress may be adversely affected if it is unable to achieve market acceptance of its products. Factors that may affect the rate and level of market acceptance of any of the Company’s products include:

•	the existence or entry onto the market of superior competing products or therapies; l the price of the Company’s products compared to competing products;

•	public perception regarding the safety, efficacy and benefits of the Company’s products compared to competing products or therapies;

•	the effectiveness of the Company’s sales and marketing efforts and those of the Company’s marketing partners;

•	regulatory developments related to manufacturing or use of the Company’s product;

•	the willingness of physicians to adopt a new treatment regimen; and

•	publicity concerning the product type in general.

The Company has a history of operating losses and negative cash flow and may never become sustainably profitable

The Company expects to incur substantial additional operating expenses over the next years as its research, development, pre-clinical testing and clinical trial activities increase. Currently, the Company depends largely on funding from investors and revenues from collaborators to finance its operating costs. Sales of the Company’s only approved product, frovatriptan, may not generate revenues at the levels anticipated. The Company may not develop any additional products. Any other products it may develop may not generate sufficient revenues, if any. If the Company is unable to generate sufficient revenues, it will never become profitable.

The Company may be exposed to potential product liability claims and its insurance against these claims may not be adequate

The Company may be exposed to product liability and other claims if its products or product candidates are alleged to have caused harm. These risks are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Although the Company maintains clinical trial insurance and has obtained product liability coverage, these may not provide sufficient coverage at an acceptable cost. Insurance costs have risen markedly in the past twelve months which compounds this problem. The Company could incur liability or costs in connection with a successful claim or product recall that exceed(s) the Company’s insurance coverage and its total assets.

Competition in the pharmaceutical industry is intense and the Company may fail if the Company is unable to compete successfully

Competition in the field of central nervous system research and development is intense. The Company’s competitors are developing products that could compete with the product candidates the Company is developing. For example, in some countries frovatriptan is entering the migraine treatment market as the seventh drug in its class. The Company and its collaborators will need to persuade patients and physicians to adopt its products over its competitors’ products. Many of the Company’s competitors have substantially greater research and development capabilities, manufacturing capabilities, marketing resources, financial resources and human resources than the Company does, and some of their central nervous system programmes are more advanced than the Company’s programmes. As a result, the Company’s competitors may:

•	develop safer, cheaper, or more effective therapeutic products;

•	obtain regulatory approval for their products more quickly than the Company does;

•	implement more effective approaches to sales or marketing; or

•	establish superior proprietary positions.

The Company anticipates that it will face increased competition in the future as new companies enter the Company’s target markets and as scientific developments surrounding central nervous system treatments continue to accelerate.

The Company’s research and development projects may not yield commercial results

In order to become profitable, the Company must research and develop compounds that will ultimately lead to viable commercial products. Numerous unforeseen events may prevent the Company from developing these compounds into commercial products, including the following:

•	the Company’s research and/or development projects may not be successful enough to proceed to pre-clinical and clinical trials; or

•	the Company may discover that it cannot reproduce a promising compound in sufficient quantities to conduct clinical trials or to manufacture the compound at commercially acceptable quantities and prices.

Research and, more particularly, development is expensive and time consuming. If a compound is not commercially viable, then the Company will be unable to recoup its costs or generate revenues from that compound.

The Company’s reliance on others to manufacture its compounds and market and sell its products could limit the Company’s ability to commercialise its products

The Company has no manufacturing capability and relies on contract manufacturers to produce its compounds for clinical trials as well as commercial quantities of any products it develops, including frovatriptan. The Company’s manufacturers may be unable or unwilling to meet its needs with respect to the timing, quantity or quality of the compounds they manufacture for the Company. The Company also has no experience in marketing or selling products and intends to rely on others with such experience to assist the Company in its efforts. If the Company is unable to obtain its compounds as and when it needs them or if the Company is unable to secure such contractors on a timely basis, the Company may be forced to delay its clinical trials or commercialisation of a product.

If the Company is unable to secure or retain collaborators necessary to research and develop product candidates successfully, the Company may never become profitable

The Company’s strategy for the research, development and commercialisation of some of its product candidates requires the Company to collaborate with others. The Company depends on the continued availability of qualified scientific collaborators to assist its research and product development efforts. The Company competes intensely for relationships with collaborators and the Company may be unable to obtain or maintain such relationships on acceptable terms.

If the Company’s collaborators do not apply adequate resources to the Company’s programmes and/or product candidates or otherwise do not perform satisfactorily, the Company’s research, development or commercialisation efforts may be delayed

The Company’s success depends upon its collaborators’ performance. Some collaborators may not perform their obligations as the Company expects, or the Company may not derive any revenue from these arrangements. If the Company’s current and future collaborators are unable to gain meaningful market share for frovatriptan or any future products the Company may develop, or if the Company fails to successfully conduct post-marketing clinical trials necessary to improve the marketability of the Company’s products, the Company will not receive the amount of revenues for which the Company hopes. If the Company’s collaborators independently develop or obtain rights to competing products, or if regulatory approval of the Company’s products is delayed, collaborators may withdraw research, development or marketing support from the Company. The Company may also have disputes over the ownership of rights to any technology the Company develops with a collaborator, which could limit the Company’s proprietary rights and delay the Company’s research and development efforts.

The Company is dependent on single sources of supply for some of its components

The Company currently depends on single sources of supply for components it needs to conduct its research activities and for some of the raw materials used to manufacture frovatriptan. These suppliers may be unwilling or unable to meet the Company’s future needs. Replacing one of these suppliers or finding additional suppliers could take a long time. For example, if circumstances required the Company to locate an alternative supplier for the raw materials used to manufacture frovatriptan or an alternative secondary manufacturer, manufacture and delivery to the marketplace of frovatriptan could be interrupted. Similarly, if the Company had to interrupt its research programmes in order to locate an alternative supplier of essential components, the Company could be forced to delay pre-clinical or clinical trials. Any of these events would adversely affect the Company’s programmes and projected revenues.

Adverse publicity may hurt the public perception of the Company, resulting in harm to its operations or commercial prospects

The pharmaceutical industry is perennially subject to adverse publicity on many topics, including corporate governance or accounting issues, product recalls and research and discovery methods, as well as to political controversy over the impact of novel techniques and therapies on humans, animals and the environment. Adverse publicity about the Company, its collaborators, its products, or any other part of the industry may hurt the Company’s public image, which could harm its operations, cause its Ordinary Share price to decrease or impair its ability to gain market acceptance for its products.

The Company’s patents and proprietary rights may not provide the Company with any benefit, and patents held by others may prevent the Company from commercialising its products

The Company’s success depends in part on its ability to obtain and maintain protection for its inventions and proprietary information, so that it can stop others from making, using or selling its inventions or proprietary rights. The Company owns a portfolio of patents and patent applications and is the authorised licensee of other patents. There is a significant delay between the time of filing of a patent application and the time its contents are made public, and others may have filed patent applications for subject matter covered by the Company’s pending patent applications without the Company being aware of those applications. The Company’s patent applications may not have priority over patent applications of others and its pending patent applications may not result in issued patents. Even if the Company obtains patents, they may not be valid or enforceable against others. Moreover, even if the Company receives patent protection for some or all of its products, those patents may not give the Company an advantage over competitors with similar products.

To develop and maintain its competitive position, the Company also relies on unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation, which it protects with security measures it considers to be reasonable, including confidentiality agreements with its collaborators, consultants and employees. The Company may not have adequate remedies if these agreements are breached and the Company’s competitors may independently develop any of this proprietary information.

Proceedings to obtain, enforce or defend patents and defend against charges of infringement consume time and resources and could limit the Company’s patent rights if decided adversely

If a third party sues the Company for infringing its patent rights or if the Company needs to resort to litigation to enforce a patent issued to the Company or to determine the scope and validity of third party proprietary rights, the cost to the Company could be substantial and the litigation would divert its management’s attention. Some of the Company’s competitors may be able to sustain the costs of complex patent litigation better than the Company can because they have substantially greater resources than the Company does. Uncertainties resulting from litigation could limit the Company’s ability to continue its programmes in that area. Moreover, if a third party initiates litigation against the Company regarding its patents and is successful, the Company’s patents could be revoked or their scope of coverage limited. If a third party successfully claims that the creation or use of any of the Company’s products infringes its proprietary rights, the Company could be required to stop the infringing activity or to obtain a licence from the prevailing party. If the prevailing party did not offer the Company a licence or offered it a licence on unfavourable terms, the Company’s ability to manufacture and sell the product or continue the programme would be harmed.

If the Company is unable to retain or attract key employees, it may be unable to conduct its business successfully

The Company is highly dependent on its management and scientific personnel and has endeavoured to ensure that the principal members of its management and scientific teams receive suitable incentives. However, despite the Company’s efforts, these employees may terminate their employment with the Company and the Company may be unable to recruit new employees with sufficient experience or expertise to replace them. The loss of the services provided by these employees and the Company’s inability to recruit new employees to replace them could adversely affect the Company’s ability to achieve its planned research and development and business objectives.

If the Company fails to maintain its computer hardware, software and related infrastructure, market acceptance would be delayed and revenues lost

The Company’s research and development programmes involve the analysis of large amounts of data. The Company depends on the continuous, effective, reliable and secure operation of its computer hardware, software and related infrastructure. If the Company’s hardware or software malfunctions, or if their operations are interrupted by forces beyond the Company’s control, the Company will experience reduced productivity.

The Company may experience difficulties managing its growth

The Company expects significant growth in all areas of its operations as it expands its business. Growth in the Company’s business has placed, and may continue to place, a significant strain on its management and operations. To compete effectively and manage its growth, the Company will need to continue to:

•	improve its managerial controls and procedures; l train, manage and motivate a growing employee base;

•	develop the necessary computer capacity and information systems to support its increasing computational needs and its discovery and development efforts;

•	secure suitable office and laboratory facilities to accommodate its growing needs;

•	accurately forecast demand for its research capability and products; and

•	expand existing operational, financial and management information systems.

Also, if appropriate opportunities become available, the Company may attempt to acquire businesses, technologies, services or products that it believes are a strategic fit with its business, which will further challenge its ability to manage its growth. If the Company does not effectively manage its growth, it may be unable to pursue business opportunities or expand its business.

The Company works with hazardous materials and must comply with environmental laws and regulations which can be expensive and can restrict how the Company does business

The Company’s research work involves the controlled use of biological waste, chemicals, and hazardous, infectious and radioactive materials. The Company is subject to UK and European environmental laws and regulations governing the use, storage, handling and disposal of these materials and other waste products. Despite its precautions for handling and disposing of these materials, the Company cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, the Company could be liable for damages, penalties or other forms of censure. If the Company fails to comply with any laws or regulations, or if an accident occurs, the Company may have to pay significant penalties and will be held liable for any damages that result. This liability could exceed the Company’s financial resources and could harm its reputation. The Company may also have to incur significant additional costs to comply with current or future environmental laws and regulations. The Company’s failure to comply with any government regulation applicable to its laboratory and the materials used in its laboratory may adversely affect its ability to develop, produce or market any products it may develop.

The Company’s share price has been volatile and your investment may be subject to sudden decreases in value

The market price of the Company’s shares has fluctuated widely and may continue to do so. For example, from the initial public offering of Ordinary Shares in May 1996 until April 2003, the trading price of our common shares on the London Stock Exchange ranged from a high of £7.05 per share to a low of £0.26 per share. Many factors could cause the market prices of the Company’s Ordinary Shares to rise and fall. Some of these factors include:

•	sales of substantial amounts of the Company’s shares by existing shareholders;

•	price and volume fluctuations in the stock market at large that do not relate to the Company’s operating performance;

•	changes in financial estimates by securities analysts, comments by securities analysts, or the Company’s failure to meet analysts’ expectations;

•	actual or anticipated variations in periodic operating results;

•	new products or services introduced or announced by the Company or its competitors;

•	announcements by the Company or its collaborators of discontinuation of existing research and development projects;

•	changes in the market valuations of other similar companies;

•	announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	additions or departures of key personnel.

Due to the volatility in the price of the Company’s Ordinary Shares, purchasers may be unable to sell the New Ordinary Shares at or above the price they paid for them and the value of their investment in the New Ordinary Shares may be subject to sudden and significant decreases.

The Company may allocate the net proceeds from this offering in ways that shareholders may not consider appropriate

The Company management will have considerable discretion in the application of the net proceeds of the Placing and Open Offer, and shareholders will not have the opportunity, as part of their investment decision, to assess whether the Company is using the proceeds appropriately. The Company may use the net proceeds for corporate purposes that do not increase the Company’s profitability or share price.

Possible unavailability of pre-emptive rights for United States holders of Ordinary Shares

In the case of an increase of the share capital of the Company, existing Shareholders are generally entitled to preemptive rights unless waived by a resolution of the Shareholders at a general meeting. To the extent that preemptive rights are available, US holders of the Ordinary Shares may not be able to exercise their rights to acquire Ordinary Shares unless the Company decides to comply with applicable local laws and regulations and unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from registration requirements thereunder is available. No assurance can be given that any registration statement will be filed or that any exemption from the registration requirements under the Securities Act will be available to enable the exercise of pre-emptive rights by US Shareholders.

Foreign exchange rate fluctuations may adversely affect the Company’s results of operations and financial condition

The Company records its transactions and prepares it financial statements in pounds sterling, but a substantial proportion of the Company’s income is received in US dollars or Euros. In addition, the Company has a large US dollar denominated liability to GlaxoSmithKline and also incurs a proportion of its expenditure in US dollars, relating primarily to the clinical trials that it conducts in the United States. To the extent that the Company’s foreign currency assets and liabilities are not matched, fluctuations in exchange rates between pounds sterling, the US dollar and the Euro may result in realised or unrealised exchange gains and losses on translation of the underlying currency into pounds sterling that may increase or decrease the Company’s results of operations and may adversely affect the Company’s financial condition each as stated in pounds sterling. The Company does not engage in hedging transactions to minimise translation rate exposure.

Restriction on resales by US shareholders

New Ordinary Shares issued to persons located in the United States or that are US persons (each as defined in Regulation S under the Securities Act) will be subject to certain restrictions on transfer imposed by US securities laws.

The Company is pursuing certain strategic options, the outcome of which is uncertain

As announced on 21 March 2003, the Board has, in parallel with securing the equity funding represented by the Placing and Open Offer, been pursuing other strategic options. The Directors have had discussions with a number of parties in respect of various options including in connection with a possible offer for the Company. Some of these discussions have involved parties indicating an interest in making an offer, as a share-for-share exchange, for the Company at a substantial premium to the market value of the Ordinary Shares at the close of business on 30 April 2003. However, as of the date of this document, those parties that had indicated their interest in making an offer have withdrawn their indicative offers. No firm intention to make an offer for the Company has been notified to the Board and there can be no guarantee that any formal offer will be made for the Company whether as a result of discussions to date or otherwise. Any offer, if made, would be subject to various conditions. If a share-for-share exchange offer were to be made for the Company and to succeed, the long-term value of the offeror’s shares issued to the Company’s shareholders would depend on the business and financial performance of the offeror, which would involve factors different from those applicable to the Company.

PART V

OPERATING AND FINANCIAL REVIEW

Organisational Structure and Overview

Vernalis has been engaged in pharmaceutical research and development since 1991. The Company has incurred significant losses since its inception, resulting principally from continuing expenditures on its research and development activities as well as administrative expenditures in support of those activities. As the Company’s revenues vary considerably in relation to its expenditures the Company’s financial results may vary significantly from year to year depending on the level of sales of frovatriptan, the progress of the Company’s existing and future research and development projects, the timing and amounts of any milestone payments and revenues to the Company in relation to existing collaborative agreements and any additional collaborative agreements into which it may enter.

Revenues

Prior to the US and first European launches of frovatriptan, in June and November 2002 respectively, the Company’s revenues following its incorporation consisted primarily of milestone payments from Elan, its US licensee for frovatriptan, and of milestone payments and research funding from Roche under the joint collaboration on the Company’s obesity programme. Following frovatriptan’s launch, the Company also now receives quarterly royalties from Elan and Menarini on US and European sales, as well as sales revenues from Menarini for the supply of finished frovatriptan product for European markets. The Company expects to receive further payments from Elan as well as increasing royalties from Elan and Menarini on sales of frovatriptan in the US and Europe assuming that frovatriptan’s market share increases and that it is launched in more European countries. The Company also expects to receive further option fees, research funding, development milestone payments and future royalties from Roche under the new collaborations that it signed with Roche in 2002.

Research and Development Expenses

The Company’s research and development costs consist primarily of:

Internal Costs (Direct and Indirect)

•	salaries and other related costs of the Company’s staff who are engaged directly in research and development activities;

•	the cost of consumables that the Company uses in its research laboratories; and

•	an appropriate allocation from the Company’s general and administrative expenses that are indirectly related to research and development.

External Costs

•	the cost of services provided by third-party research and manufacturing organisations that the Company employs to conduct pre-clinical and clinical development work on its behalf; and

•	amounts the Company pays to third parties under the terms of the collaboration agreements and joint ventures into which it enters.

The Company writes off research and development expenditures as they are incurred except where it acquires or constructs assets to provide facilities for research and development over a number of years. It capitalises these assets and depreciates them over their useful lives.

Administrative Expenditure

The Company’s administrative expenditure consists primarily of the salaries and other related costs of the personnel it employs in various support functions, including finance, legal, corporate communications, information technology, human resources, facilities and general management, together with the costs of the Company’s facilities, the fees of the Company’s professional advisers, depreciation and amortisation.

Results of Operations

The summary financial information presented and discussed in this section should be read in conjunction with the whole document, in particular the financial information and the notes explaining that information for the three years ended 31 December 2002 in Part VI (Accountants’ Report), which has been based upon the audited consolidated financial statements of the Group for the two years ended 31 December 2001 and the financial records of the Group for the year ended 31 December 2002, and Shareholders should not just rely on the summary information.

Summary Consolidated Profit and Loss Information

	Year ended or at 31 December
	2002 £’000	2001 £’000	2000 £’000
Turnover	5,882	13,828	2,928
Cost of Sales	(307)	—	—
Gross profit	5,575	13,828	2,928

Research and development expenses	(18,010)	(20,431)	(18,617)
Administrative expenses	(7,057)	(4,969)	(6,464)
Other operating (expenses)/income	(197)	164	(20)
Group operating loss	(19,689)	(11,408)	(22,173)
Share of operating loss in associate	—	—	(256)
Total operating loss: Group and share of associate	(19,689)	(11,408)	(22,429)
Profit on disposal of associate	—	—	737
Cost of fundamental restructuring	—	—	(2,609)
Loss on ordinary activities before interest and taxation	(19,689)	(11,408)	(24,301)
Net interest receivable	1,577	226	1,362
Loss on ordinary activities before taxation	(18,112)	(11,182)	(22,939)
Tax on loss on ordinary activities	2,029	1,291	1,719
Loss for the financial year	(16,083)	(9,891)	(21,220)

Basic and diluted loss per ordinary share	(38p )	(23p )	(53p )

Summary Balance Sheet Information
Intangible fixed assets and investments	19,775	22,482	7,236
Tangible fixed assets	1,743	2,435	2,332

Cash and short term investments	9,083	17,971	20,807

Other current assets	3,519	3,120	3,558
Total assets	34,120	46,008	33,933

Creditors: amounts falling due within one year	(11,326)	(16,256)	(5,275)
Net current assets	1,276	4,83	19,090
Total assets less current liabilities	22,794	29,752	28,658

Creditors: amounts falling due after more than one year	(23,119)	(14,135)	(3,569)
Net (liabilities)/assets and equity shareholders’ (deficits)/funds	(325)	15,617	25,089

Other financial information
Net cash outflow from operating activities	(14,006)	(8,395)	(22,658)

Year ended 31 December 2002 compared to Year ended 31 December 2001

Revenues

The Company recognised revenues of £5.9 million in 2002, compared to £13.8 million in 2001. Revenues recognised in 2002 included £2.6 million from Roche relating to the Company’s obesity programme, comprising research funding and a milestone payment on entry into Phase I, £0.3 million from Menarini for the supply of finished product for European markets and £3.0 million from Elan, made up of £2.3 million of milestone income and £0.7 million from royalties on US sales of frovatriptan. Revenues recognised in 2001 included milestone income of £10.3 million from Elan following FDA approval of frovatriptan in the United States. Research funding and milestone payments are, for the most part, inherently unpredictable.

Total amounts received from Elan during 2002 including loan obligations waived amounted to £11.9 million, comprising royalties of £0.7 million on sales of frovatriptan, a milestone payment of £3.7 million following the US launch of frovatriptan, and an amount of £7.5 million arising as a result of Elan’s waiver of the Company’s obligation to repay a $10 million loan plus accrued interest. The loan waiver was one element of a general restructuring of the Company’s licence agreement with Elan at the time of Elan’s appointment of UCB to co-promote frovatriptan in the United States, in which revised royalty rates and milestone payments were agreed, and the Company undertook to carry out additional Phase IV studies at its expense. In accordance with the Company’s accounting policy on revenue recognition that it adopted in 2001, and in keeping with best practice in the industry, £8.9 million of the total Elan revenues of £11.9 million has been deferred and will be recognised as the related expenditure is incurred.

Research and development expenditure

Research and development expenditure decreased by 12 per cent. to £18.0 million in 2002 from £20.4 million in 2001. Expenditure in the second half of 2002 amounted to £7.2 million, a decrease of 33 per cent. compared to the first half. Expenditure on development projects decreased by £1.4 million to £8.4 million in 2002 from £9.8 million in 2001. Expenditure on frovatriptan fell in 2002 due to the completion of the mutual recognition process in Europe in January 2002, and to the completion during the year of two Phase IIIb/Phase IV studies, the first in the use of frovatriptan as an acute treatment early in a migraine attack and the second in the prophylaxis of menstrually associated migraine. This reduction was partially offset by increased expenditure on VML670 primarily due to the commencement of the Phase II study in SSRI-induced sexual dysfunction, and on VR 2006, the lead development candidate in the Company’s Parkinson’s disease programme, due to the commencement of the manufacturing scale up and pre-clinical development programme.

Discovery research costs also decreased by 9 per cent. to £9.6 million in 2002 from £10.6 million in 2001 principally due to cost savings measures implemented during the year, including the rationalisation of the Company’s research and development portfolio and the consequent reduction in the research headcount from 86 to 61 in the fourth quarter.

Administrative expenditure

Administrative expenditure excluding goodwill amortisation increased to £4.4 million in 2002 from £3.2 million in 2001, due to a number of factors including: a significant increase in annual insurance premiums including an initial premium to purchase product liability insurance for frovatriptan in anticipation of its launch in the United States and Europe; an increase in property rental costs for the Company’s Winnersh premises following a five-year rent review in May 2002; redundancy costs relating to a reduction in staff levels as a result of the rationalisation programme in fourth quarter 2002 and an increase in professional fees.

Amortisation of intangible assets included amortisation of £1.8 million of goodwill in 2002, arising on the acquisition of Cerebrus. This is being amortised on a straight-line basis over a five-year period from the date of acquisition on 2 December 1999, with £1.8 million amortised in 2001. The remaining £0.8 million relates to amortisation of the capitalised payments of £17.18 million ($25 million) conditionally due to GlaxoSmithKline to buy out royalties due to GlaxoSmithKline on sales of frovatriptan. This is being amortised on a straight-line basis from the date of first launch of frovatriptan in June 2002 to the end of the patent life in 2014. No amortisation for these payments was included in 2001.

Net interest receivable

Interest receivable net of interest payable increased to £1.6 million in 2002 from £0.2 million in 2001. This was predominantly due to the inclusion of an unrealised exchange gain of £1.5 million on the retranslation of dollar denominated amounts due to GlaxoSmithKline relating to agreed future payments to buy out all royalties originally due to GlaxoSmithKline on sales of frovatriptan.

Tax on loss on ordinary activities

Tax credits for qualifying research and development expenditure in 2002 were estimated to be £2.0 million, compared to £1.3 million in 2001. Lower pre-tax losses in 2001 restricted the tax credits that could be claimed in that year.

Year ended 31 December 2001 compared to year ended 31 December 2000

Revenues

Revenues in 2001 were £13.8 million, compared to £2.9 million in 2000. 2001 revenues included total income of £10.9 million from Elan, made up of milestone payments of £10.3 million on approval of frovatriptan by the FDA and £0.6 million from the sale of existing stocks of the active pharmaceutical ingredient of frovatriptan for the manufacture of launch stocks. The 2001 revenues also included total income of £2.8 million from Roche relating to the collaboration on the Company’s obesity programme, made up of £2.1 million of research funding, and a £0.7 million milestone payment following selection of VR 1065 as a clinical development candidate. Research funding and milestone payments are, for the most part, inherently unpredictable. The 2000 revenues include total income of £2.6 million from Roche relating to the collaboration on the Company’s obesity programme, made up of £1.9 million of research funding, and a £0.7 million milestone payment following the selection of a pre-clinical development candidate.

Research and development expenditure

Research and development expenditure increased to £20.4 million in 2001 from £18.6 million in 2000. Expenditure on development projects increased by £0.4 million to £9.8 million in 2001 from £9.4 million in 2000. The increase in 2001 development expenditure as a result of the Company beginning two Phase IV marketing support studies with frovatriptan and a Phase I drug interaction study with VML670 was largely offset by a reduction in expenditure resulting from the discontinuation of a number of non-CNS projects in 2000.

Discovery research costs increased to £10.6 million from £9.2 million in 2000, reflecting an increase in the average headcount in this area in 2001 to 84, compared to 69 in 2000, and a higher level of activity as a number of projects progressed into later stage research, in particular the Company’s programmes targeting Parkinson’s disease and neuropathic pain. In addition, the Company initiated new projects in diabetes and depression.

Administrative expenditure

Administrative expenditure excluding goodwill amortisation decreased to £3.2 million in 2001 from £4.5 million in 2000. The decrease was due partly to lower depreciation and administration staff costs following the closure of the Company’s Guildford premises midway through 2000, and also to a decrease in amortisation of deferred stock-based compensation as more common stock under the Company’s long-term incentive plans became fully amortised.

Amortisation of the goodwill arising on the acquisition of Cerebrus amounted to £1.8 million in 2001 and 2000.

Net interest receivable

Interest receivable net of interest payable fell to £0.2 million in 2001 from £1.4 million in 2000. Interest receivable decreased to £0.8 million from £1.4 million in 2000, reflecting lower average cash and short-term investment balances during the year.

Interest payable increased to £0.6 million in 2001 from £0.04 million in 2000. The increase relates principally to accrued interest on the Company’s $10 million loan facility from Elan, which was drawn down in two $5 million tranches in December 2000 and March 2001. Elan had an option, which would have expired during 2002, to forgive the full amount of the loan including accrued interest and, in exchange for that forgiveness, to pay the Company a reduced royalty on frovatriptan sales. Subsequent to 31 December 2001, and in conjunction with Elan’s appointment of a co-promotion partner for frovatriptan, the Company and Elan agreed revised commercial terms. Under these revised terms the Company was no longer required to repay the principal and interest on the loan, and Elan accelerated a milestone payment payable to the Company under the licence agreement for frovatriptan. In return, the Company agreed to carry out additional Phase IV studies at its own expense and will receive royalties at a reduced rate on frovatriptan sales in the United States up to a predetermined level during the launch phase and early years of marketing of frovatriptan in the United States.

Tax on loss on ordinary activities

Tax credits for qualifying research and development expenditure in 2001 were estimated to be £1.3 million, compared to £1.7 million in 2000. The tax credit which could be claimed in 2001 was restricted, in accordance with applicable legislation, by the surrenderable tax loss in the period.

Liquidity and Capital Resources

Financing of operations

Historically, the Company has financed its operations primarily through a combination of private and public offerings of equity securities, licence fees, milestone payments and research funding from its collaboration partners, a term loan from Elan, a convertible loan from Roche and from interest income on its cash deposits and short-term investments.

Since its incorporation, the Company has raised approximately £104 million in equity capital.

The Company has also received to date a total of £1.0 million in equity capital arising from the exercise by the Company’s founders and current and former employees of options to purchase Ordinary Shares.

Between December 2000 and April 2001 the Company raised a further $10 million under the loan facility from Elan. Subsequent to 31 December 2001, Elan waived repayment of the loan and all accrued interest thereon under the revised commercial arrangements agreed by both parties.

In May 2002, the Company received £7 million under a new loan facility with Roche coincident with the strategic agreement that the Company entered into with Roche to discover and develop new drugs for the treatment of depression. This loan is convertible into Ordinary Shares at a conversion price of 329p per share, as adjusted pursuant to certain anti-dilution provisions which will be triggered by the Placing and Open Offer. If not converted, the loan is repayable after five years.

Following the US and first European launches of frovatriptan, in June and November 2002 respectively, the Company has started to receive quarterly royalty revenues from its US and European licensees, on sales of frovatriptan in those markets. It also receives sales revenues from Menarini, its European licensee, for supply of finished frovatriptan product for European markets.

The Company has today announced a placing and open offer to raise approximately £14.1 million net of expenses. The Directors believe that the Company’s current working capital together with the net proceeds of the Placing and Open Offer will be sufficient for its present requirements, that is the next 12 months from the date of this document.

Whilst the issue of the New Ordinary Shares under the Placing and Open Offer (save for the Committed Open Offer Shares) has been fully underwritten, it is subject to certain conditions (see paragraph 12 of Part VII of this document) and if it does not proceed the Company would need to take immediate action to curtail expenditure on its research and development activities until further funds became available. In these circumstances, the Company would continue to seek alternative sources of funding to ensure the continuation of its business. This could include seeking to secure alternative sources of funding from, for example, further collaborations with partners, renegotiation of existing contractual arrangements and the sale of part of the Company’s future royalties from frovatriptan, although the terms under which such funds might be secured are likely to be disadvantageous. There can be no certainty that any alternative sources of funding would be available to the Company if the Placing and Open Offer did not proceed.

Cash Outflows

The Company’s operating cash outflows consist principally of:

•	the Company’s payroll and related staff costs;

•	payments to contract research organisations and consultants working on the Company’s development projects;

•	payments to suppliers of consumables used in the Company’s research laboratories;

•	lease payments, property taxes and other costs relating to the Company’s facilities;

•	payments to the Company’s professional advisers; and

•	payments to third parties under the terms of the Company’s collaboration agreements.

The net cash outflow from the Company’s operating activities in 2002 was £14.0 million compared to £8.4 million in 2001. The 2001 net cash outflow was lower primarily due to the milestone income of £10.3 million received from Elan on the approval of frovatriptan by the FDA.

The Company’s other principal cash outflows relate to payments to GlaxoSmithKline for frovatriptan rights and the purchase of laboratory, computer and office equipment, fixtures and fittings and leasehold improvements. In 2002, the Company paid $5 million to GlaxoSmithKline for the first instalment of the payments for frovatriptan rights. The Company’s investment in leasehold improvements, fixtures and fittings, laboratory equipment and computer hardware and software was £0.4 million in 2002, compared to £1.1 million in 2001.

At 31 December 2002 the Company’s aggregate investment in leasehold improvements and equipment at cost amounted to £5.5 million. Of this amount, the Company has purchased £3.5 million outright, and has acquired the balance of £2 million under finance leases. The Company’s current policy is to acquire the majority of the Company’s fixed assets under finance leases. At 31 December 2002, the Company’s commitments under finance leases were £0.3 million within one year and £0.1 million between one and two years.

The Company leases its premises under operating leases. The Company also has a number of other operating lease agreements, primarily for office equipment such as photocopiers and fax machines.

Financial instruments

The Company’s financial instruments comprise cash, liquid resources, finance leases and loans. The Company does not enter into derivatives transactions and it has always been the Company’s policy not to trade in financial instruments except in accordance with strict and prudent investment criteria. The Company employs professional external fund managers to manage the Company’s short-term investments on the Company’s behalf.

At 31 December 2002, the Company’s net funds amounted to £1.7 million, compared to £10.0 million at 31 December 2001. These comprised:

Cash and short-term investments	£9.1 million
Less—amounts owed under finance leases	(£0.4 million)
Less—amounts owed to Roche under convertible loan arrangements	(£7.0 million)
Net funds	£1.7 million

Cash and short-term investments

At 31 December 2002, the Company’s cash and short-term investments amounted to £9.08 million, compared to £17.97 million at 31 December 2001. The short-term investments were all fixed rate investments, denominated in pounds sterling and realisable within three months. The Company received interest income on the Company’s investments amounting to £0.7 million in 2002 compared to £0.9 million received in 2001.

Financial liabilities

The maturity profile of amounts the Company owed under finance leases at 31 December 2002 was as follows: £0.3 million in one year or less and £0.1 million in more than one year but less than two years. All liabilities under finance leases are denominated in pounds sterling.

The Company’s loan agreement with Roche is denominated in pounds sterling. At 31 December 2002, the Company owed the principal of £7 million together with accrued interest of £0.1 million.

At 31 December 2002, the Company had a commitment to make a series of four further payments of $5 million each to GlaxoSmithKline, having paid the first instalment of $5 million in September 2002. The subsequent four payments are due on each anniversary of the first payment, with the next instalment due in September 2003. The final payment is payable only when cumulative sales of frovatriptan have reached $300 million. The full liability for $20 million (£12.4 million) has been recognised as management believe it is probable that cumulative global sales will exceed $300 million.

Financial commitments

At 31 December 2002, the Company had no material commitments for capital expenditures. The Company had annual commitments under operating leases on its premises as follows. Annual commitments expiring within the next two years amount to £0.3 million. Annual commitments expiring beyond five years amount to £0.7 million.

Operating lease commitments expiring in the next two years relate to facilities that the Company previously occupied in Guildford, Surrey. During 2002, the Company sublet these properties and it is now receiving rental payments that cover its lease commitments on these facilities.

Operating lease commitments expiring beyond five years relate to the Company’s laboratories and offices of approximately 44,000 square feet in Winnersh, Berkshire. The Company’s lease expires in 2017, but the Company may terminate it in 2012 if it wishes.

The Company has no plans to establish its own manufacturing capability in the foreseeable future. It subcontracts manufacturing of its clinical trial supplies and, in the case of frovatriptan, future commercial supplies, to third-party manufacturers who comply with nationally and internationally accepted quality standards.

The Company’s annual commitments at 31 December 2002 under other operating leases were not material.

In addition, the Company has committed to undertake certain additional clinical studies with frovatriptan. At 31 December 2002 the Company’s maximum commitment in relation to these trials was estimated to be £8.8 million, which the Company expects to incur over the next two to three years.

Foreign currency fluctuations

Although the Company maintains its accounting records in pounds sterling, a substantial proportion of its transactions by value, including receipts and payments, are in other currencies. The Company’s receipts under the majority of its commercial agreements, including those with Elan, Lilly and Roche, are denominated in US dollars. The Company carries out many of its clinical development programmes in the United States, using US-based contract research organisations. Its agreements with contract research organisations are therefore commonly denominated in US dollars. The Company’s receipts under the agreement with Menarini are denominated in Euros.

The Company’s current policy is not to hedge foreign currency receipts and payments because of the unpredictability of the amount and timing of such cashflows. Accordingly, the Company could be adversely affected by foreign exchange rate fluctuations. It reviews this policy from time to time. The Company’s current practice is to convert foreign currency receipts into sterling immediately on receipt, except to the extent that it has liabilities that are current and due in the currency received. The Company may consider selectively hedging against specific currency exposures where the dates of future payments or receipts in foreign currency are known.

Tax status

Under UK corporation tax rules, the Company had trading losses of approximately £115 million at 31 December 2002 that are available to be carried forward and offset against future taxable UK profits from the same trade. Of this total, £73 million relates to the trade carried on by Vernalis Limited, £41 million relates to the trade carried on by Vernalis Research Limited, and £1 million relates to Vernalis Group plc. Of these losses, approximately £105 million have been agreed with the Inland Revenue.

Critical accounting policies

The Company’s financial information has been prepared in accordance with applicable Accounting Standards in the United Kingdom. The Company’s significant accounting policies are described in Note 1—Accounting policies—to the consolidated financial information for the three years ended 31 December 2002, appearing in part VI of the prospectus.

The application of these accounting policies requires that management make estimates and judgements. Actual results may differ from these estimates due to actual market and other conditions, and assumptions made at the time of preparation of these estimates may not be realised. Such differences may be significant and may affect financial results. The Company regularly reviews and re-evaluates the assumptions used for these estimates and judgements for reasonableness.

The Company has highlighted certain accounting policies and significant estimates and judgements below that it considers to have the greatest impact on the preparation of its consolidated financial information.

Revenue recognition

The Company’s accounting policy on revenue recognition is that non-refundable access fees, option fees and milestone payments, received for participation by a third party in commercialisation of a compound, are recognised when they become contractually binding providing there are no related commitments of the Group and that recoverability is assured.

In 2002 Elan, the Company’s US marketing partner for frovatriptan waived a loan of $10 million plus accrued interest as part of a general restructuring of the Company’s licence agreement with Elan for the North American rights to frovatriptan. In the amended agreement, revised royalty rates and milestone payments were agreed, and the Company undertook to carry out additional Phase IV studies at its expense. Under the revenue recognition policy, the loan waiver income of £7.5 million, and a milestone payment of £3.7 million paid following the US launch of frovatriptan have been partially deferred and will be recognised over the next two to three years based on the level of completion of these additional Phase IV studies. The assumptions on the level of completion and the total cost of the studies may be revised as the studies progress. This may lead to revisions in the amount recognised which would be recorded as revenues in the period in which the facts that gave rise to the revision became known.

Research and development expenditure

The Company writes off expenditure arising on research and development as incurred except where assets are acquired or constructed in order to provide facilities for research and development over a number of years. It capitalises these assets and depreciates them over their useful lives. It accrues for expenditure relating to clinical trials on a percentage of completion basis with reference to fee estimates agreed with third parties. The assumptions on the level of completion and the fee estimates may be revised as the trial progresses. This may lead to revisions in the amount accrued which could be recorded as additional costs in the period in which the facts that gave rise to the revision became known.

Deferred Tax Assets

The Company recognises a deferred tax asset to the extent that is more likely than not to be realised. The likelihood of a material change in its expected realisation of these assets primarily depends on future taxable income and its ability to deduct tax loss carryforwards against future taxable income.

The Company has considered future taxable income and ongoing tax planning strategies and no deferred tax assets have been recognised. In the event it was to determine that it would be able to realise deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Recent Issued Accounting Standards and Pronouncements

There are no new accounting standards that have not yet been adopted by the Company.

In June 2002, the European Union approved a regulation making International Accounting Standards (“IAS”) mandatory for all UK listed companies for accounting periods beginning on or after after 1 January 2005. As a result Vernalis Group plc will be required to report its financial results for the year ended 31 December 2005, with comparatives for the year ended 31 December 2004, in compliance with IAS.

The International Accounting Standards Board (“IASB”) are currently undertaking a review of existing IAS as well as looking at areas of accounting not currently covered by existing IAS. As a result of this ongoing review, the IASB has released a number of exposure drafts. These are ED1—First time application of IFRS, ED2—Share-based payments (reflected in FRED 31), ED3—Business combinations, ED amendments to IAS 32 and IAS 39 (reflected in FRED 30), and ED amendments to IAS 36 and 38. In addition the IASB is also working with the US Financial Accounting Standards Board (“FASB”) to converge IAS and US accounting standards with the objective of establishing a global set of accounting standards.

The UK Accounting Standards Board (“ASB”) is adopting a phased transition to the conversion of existing UK GAAP to IAS and plans to issue around 40 new standards/revisions to existing standards over the next three years. The first 9 Exposure Drafts (“FREDS”) are FRED 23—Financial instruments: Hedge accounting, FRED 24—The effects of changes in foreign exchange rates and financial reporting in hyperinflationary economics, FRED 25—Related party disclosures, FRED 26—Earnings per share, FRED 27—Events after the balance sheet date, FRED 28—Inventories and construction contracts and transactions involving the rendering of services, FRED 29—Property, plant and equipment and borrowing costs, FRED 30—Financial instruments: Disclosure and presentation; Recognition and measurement and FRED 31 – Share-based payments. In addition the ASB has also issued an exposure draft to propose amendments to FRS 5—Reporting the substance of transactions: Revenue recognition.

The transition of UK GAAP to IAS will impact the Group’s financial statements over the next three years. However with the changes in IAS and proposed convergence with US GAAP, the full impact on the results and net assets of the Group cannot currently be assessed. None of these proposed changes will have an impact on the cash flows of the Group.

PART VI

ACCOUNTANTS’ REPORT ON VERNALIS FOR THE THREE YEARS ENDED

31 DECEMBER 2002

[Pricewaterhouse Coopers logo appears here]

PricewaterhouseCoopers LLP
1 Embankment Place
London
WC2N 6RH

The Directors

Vernalis Group plc

Oakdene Court

613 Reading Road

Winnersh

Berkshire, RG41 5UA

Cazenove & Co. Ltd

20 Moorgate

London, EC2R 6DA

1 May 2003

Dear Sirs

Vernalis Group plc

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the prospectus dated 1 May 2003 (the “Prospectus”) of Vernalis Group plc (the “Company”).

The Company and its subsidiaries are referred to as “the Group”.

Basis of preparation

The financial information set out below is based on the audited consolidated financial statements of the Group for the two years ended 31 December 2001, to which no adjustments were considered necessary, and the financial records of the Group for the year ended 31 December 2002.

Responsibility

The financial statements of the Group for the two years ended 31 December 2001 are the responsibility of the directors of the Company, who approved their issue. The financial records of the Group for the year ended 31 December 2002 are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the prospectus in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements and financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us and PricewaterhouseCoopers relating to the audit of the financial statements and financial records underlying the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements and financial records underlying the financial information and whether the accounting polices are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with Auditing Standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Group as at the dates stated and of its results and cash flows for the years then ended.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE THREE YEARS ENDED

31 DECEMBER 2002

		2002 £’000	2001 £’000	2000 £’000
	Notes
Turnover	2	5,882	13,828	2,928
Cost of sales		(307)	—	—
Gross profit		5,575	13,828	2,928
Research and development expenses		(18,010)	(20,431)	(18,617)
Administrative expenses
—Amortisation of goodwill and other intangible assets		(2,625)	(1,791)	(1,995)
—Other		(4,432)	(3,178)	(4,469)
—Total		(7,057)	(4,969)	(6,464)
Other operating (expenses)/income		(197)	164	(20)
Group operating loss	3	(19,689)	(11,408)	(22,173)
Share of operating loss in associate		—	—	(256)
Total operating loss: group and share of associate		(19,689)	(11,408)	(22,429)
Profit on disposal of associate	6	—	—	737
Costs of fundamental restructuring	7	—	—	(2,609)
Loss on ordinary activities before interest and taxation		(19,689)	(11,408)	(24,301)
Interest receivable and similar income	8	2,133	833	1,401
Interest payable and similar charges	9	(556)	(607)	(39)
Loss on ordinary activities before taxation		(18,112)	(11,182)	(22,939)
Tax on loss on ordinary activities	10	2,029	1,291	1,719
Loss for the financial year	24	(16,083)	(9,891)	(21,220)
Basic and diluted loss per ordinary share	11	(38p )	(23p )	(53p )

There is no difference between the loss on ordinary activities before taxation and the loss for the year stated above, and their historical cost equivalents.

All results arise from continuing activities except for the share of loss in associate (see note 6).

There are no recognised gains and losses other than the losses above and therefore no separate statement of recognised gains and losses has been presented.

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2000, 2001 AND 2002

		2000 £’000	2001 £’000	2000 £’000
	Notes
Fixed assets
Intangible fixed assets	12	19,775	22,400	7,014
Tangible fixed assets	13	1,743	2,435	2,332
Investments	14	—	82	222
		21,518	24,917	9,568
Current assets
Stock—finished goods		8	—	—
Debtors	15	3,511	3,120	3,558
Investments	16	9,071	17,921	20,800
Cash at bank and in hand		12	50	7
		12,602	21,091	24,365

Creditors: amounts falling due within one year	17	(11,326)	(16,256)	(5,275)
Net current assets		1,276	4,835	19,090
Total assets less current liabilities		22,794	29,752	28,658

Creditors: amounts falling due after one year
6 1/2% Convertible loan 2007	19	(7,000)	—	—
Other creditors	18	(16,119)	(14,135)	(3,569)
		(23,119)	(14,135)	(3,569)
Net (liabilities)/assets		(325)	15,617	25,089

Capital and reserves
Called up share capital	22	4,298	4,285	4,252
Share premium account	24	86,993	86,875	86,572
Other reserves	25	20,726	20,716	20,633
Profit and loss account deficit	24	(112,342)	(96,259)	(86,368)
Equity shareholders’ (deficit)/funds	26	(325)	15,617	25,089

CONSOLIDATED CASH FLOW STATEMENTS FOR THE THREE YEARS ENDED

31 DECEMBER 2002

		2002 £’000	2001 £’000	2000 £’000
	Notes
Net cash outflow from operating activities	29	(14,006)	(8,395)	(22,658)
Returns on investments and servicing of finance
Interest received		673	946	1,703
Interest paid on convertible loan		(228)	—	(11)
Interest element of finance lease rental payments		(81)	(115)	(28)
Net cash inflow from returns on investments and servicing of finance		364	831	1,664
Taxation		1,488	1,573	—
Capital expenditure and financial investment
Purchase of intangible fixed asset		(3,227)	—	—
Purchase of tangible fixed assets		(406)	(1,061)	(999)
Disposal of tangible fixed assets		16	9	38
Net cash outflow from capital expenditure and financial investment		(3,617)	(1,052)	(961)
Acquisitions and disposals
Cash at bank and in hand acquired with subsidiary	14	—	—	84
Sale of investment in associate	14	—	—	2,500
Investment in associate	14	—	—	(1,000)
Net cash inflow from acquisitions and disposals		—	—	1,584
Cash outflow before management of liquid resources and financing		(15,771)	(7,043)	(20,371)
Management of liquid resources	29	8,850	(2,879)	11,298
Net cash outflow before financing		(6,921)	(4,164)	(9,073)
Financing
Net proceeds of shares issued and options exercised		141	419	5,192
Repayment of capital element of finance leases		(258)	(277)	(341)
Proceeds from new finance leases secured on existing assets		—	548	282
New loans		7,000	3,517	3,405
Net cash inflow from financing		6,883	4,207	8,538
(Decrease)/increase in cash	29	(38)	43	(535)

NOTES TO THE FINANCIAL INFORMATION

1 Accounting policies

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies which have been applied consistently is set out below.

Basis of preparation—going concern

The financial information has been prepared, for the purpose of the Prospectus, on the going concern basis assuming the receipt of net proceeds of £14.1 million from the Placing and Open Offer. If the Placing and Open Offer does not proceed the Company would need to take immediate action to curtail expenditure on its research and development activities until further funds are available. In these circumstances the Company would also need to seek alternative sources of funding to ensure the continuation of its business. The Directors would therefore immediately pursue other strategic options, which could include securing alternative sources of funding from, for example further collaborations with partners and the sale of part of the Company’s future royalties from frovatriptan, although the terms under which such funds might be secured are likely to be disadvantageous.

Basis of consolidation

The consolidated profit and loss account and balance sheet include the accounts of the Company, and all its subsidiary companies and associated undertakings made up to the end of the financial period or the date of disposal. Intercompany transactions are eliminated on consolidation and the consolidated accounts reflect external transactions only.

Associates and joint ventures are included under the equity method of accounting.

The identifiable assets and liabilities of subsidiaries accounted for under acquisition accounting principles are included in the consolidated balance sheet at their fair values at the date of acquisition. The results and cash flows of such subsidiaries are brought into the Group accounts only from the date of acquisition.

The merger method of accounting is adopted by the Group in respect of applicable business combinations.

Goodwill

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the underlying net assets acquired.

The goodwill arising is capitalised as an intangible asset or, when arising in respect of an associate or joint venture, recorded as part of the related investment.

Goodwill is amortised on a straight-line basis from the time of acquisition over its estimated useful economic life. If an undertaking is subsequently divested, the appropriate unamortised goodwill is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on disposal.

Other intangible assets

Other intangible assets are amortised on a straight-line basis over their estimated useful economic lives. Provision is made for any impairment if events or changes in circumstances indicate that the carrying may not be recoverable.

Current assets investments

Current asset investments are valued at the lower of cost and net realisable value (being market value) at the balance sheet date.

Tangible fixed assets

Tangible fixed assets are stated at historic cost less depreciation. Historic cost comprises the purchase price together with any incidental costs of acquisition.

Depreciation is calculated to write off the cost, less estimated residual values, of tangible fixed assets on a straight-line basis over their expected useful economic lives. The annual depreciation rates applied are as follows:

Leasehold improvements	20%
Fixtures and fittings	20%
Computer equipment	33 1/3%
Laboratory equipment	20%

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Stocks

Stocks are carried at the lower of cost and net realisable value.

Deferred taxation

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events, that result in an obligation to pay more tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not, that they will be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Differences arising due to exchange rate fluctuations are taken to the profit and loss account in the year in which they arise.

Research and development

Expenditure arising on these activities is written off as incurred except where assets are acquired or constructed in order to provide facilities for research and development over a number of years. These assets are capitalised and depreciated over their useful lives. Expenditure relating to clinical trials is accrued on a percentage of completion basis with reference to the estimates agreed with third parties.

Finance and operating leases

Costs in respect of operating leases are charged to the profit and loss account on a straight-line basis over the terms of the leases. Leasing agreements, which transfer to the Company substantially all the benefits and risks of ownership of an asset, are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under finance leases. The lease rentals are treated as consisting of both a capital and an interest element. The capital element is applied to reduce the outstanding obligations under the leasing commitments and the interest element is charged against profit in proportion to the reducing capital element outstanding. Assets held under finance leases are depreciated over the shorter of the relevant lease term and the useful economic life of equivalent owned assets.

Employee share ownership plan (“ESOP”) shares and save as you earn (“SAYE”) schemes

Shares held for the continuing benefit of the Company’s business under ESOP arrangements are included in the financial information of the Group, in accordance with generally accepted accounting practices, and are classified as fixed assets and carried at cost less provisions for permanent diminution in value. Where the shares are conditionally gifted or put under option to employees at below their book value, the difference between book value and residual value (nil in the case of a gift, or the option price) is charged as an operating cost on a straight-line basis over a period ending on the date that the gift becomes unconditional or the option can be exercised. If the performance criteria are not met, then title of the share will not pass. The company takes advantage of the exemption under UITF 17 in respect of SAYE schemes.

Financial instruments

Currently, the Group does not enter into derivative financial instruments and has no financial liabilities other than finance leases, loans and trade creditors. Against this background financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal titles or obligations pass to or from the Group. Financial assets and liabilities are shown at the lower of cost to the Group and fair value, as determined by reference to the market value of the asset or liability.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Pensions

The Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in independently administered funds. Pension fund contributions are charged to the profit and loss account in the period in which payments are payable to the pension fund.

Turnover

Turnover, which excludes value added tax, represents the value of goods and services supplied. Non-refundable access fees, option fees and milestone payments received for participation by a third party in commercialisation of a compound are recognised when they become contractually binding provided there are no related commitments of the Group and that recoverability is assured. Where there are related commitments, revenue is recognised on a percentage of completion basis in line with the actual level of expenditure incurred in fulfilling these commitments. All other license, income and contract research fees are recognised over the accounting period to which the relevant services relate. Product sales are recognised on despatch to the customer.

Related party transactions

In accordance with FRS 8, “Related Party Disclosures”, the Company discloses details of material transactions between the reporting entity and related parties. However, transactions between the Company and other Group companies have not been disclosed in accordance with the exemption in FRS 8 paragraph 3(a).

2 Segmental analysis

The Group presently operates one primary business, being the research and development of pharmaceutical products for a range of medical disorders. Turnover, loss on ordinary activities before taxation and net assets are wholly attributable to this activity and originate exclusively in the United Kingdom. A geographical analysis of turnover by destination according to the country of registration of the fee paying parties is set out below.

	2002 £’000	2001 £’000	2000 £’000
United Kingdom	—	—	304
Rest of Europe	5,882	13,828	2,624
	5,882	13,828	2,928

The Group derives turnover from a variety of revenue streams including out licensing agreements and sales of product. A split of turnover by type is given below.

	2002 £’000	2001 £’000	2000 £’000
Product sales	329	727	304
Royalty	734	—	—
Licence fees and other similar research related income	4,819	13,101	2,624
	5,882	13,828	2,928

NOTES TO THE FINANCIAL INFORMATION—(Continued)

3 Group operating loss

Group operating loss is stated after charging/(crediting): Operating lease rentals: Plant and machinery

Other (including land and buildings) (net of sublease income of £0.3 million (2001: £0.2 million, 2000: £nil)) Loss/(profit) on disposal of fixed assets (in addition 2000: £170,000 included in note 7) . Depreciation charge for the year: Tangible owned fixed assets (in addition 2000: £363,000 included in note 7) Tangible fixed assets held under finance leases Amortisation charge and amounts written off for the year: Goodwill Other intangible assets Exceptional redundancy cost (see below) Auditors’ remuneration for: Audit Non-audit services Net exchange differences on foreign currency borrowings less deposits . . . . . . . . . . .

	2002 £’000	2001 £’000	2000 £’000
Group operating loss is stated after charging/(crediting):
Operating lease rentals:
Plant and machinery	46	53	188
Other (including land and buildings) (net of sublease income of £0.3 million (2001: £0.2 million, 2000: £nil))	730	608	990
Loss/(profit) on disposal of fixed assets (in addition 2000: £170,000 included in note 7)	1	(9)	6
Depreciation charge for the year:
Tangible owned fixed assets (in addition 2000: £363,000 included in note 7)	741	650	1,058
Tangible fixed assets held under finance leases	340	308	238
Amortisation charge and amounts written off for the year:
Goodwill	1,790	1,791	1,995
Other intangible assets	835	—	—
Exceptional redundancy cost (see below)	712	—	—
Auditors’ remuneration for:
Audit	90	70	79
Non-audit services	195	336	557
Net exchange differences on foreign currency borrowings less deposits	(14)	(3)	(46)

Non-audit services (provided by PricewaterhouseCoopers, who were the auditors prior to the appointment of PricewaterhouseCoopers LLP) were as follows:

	2002 £’000	2001 £’000	2000 £’000
SEC and UKLA regulatory work	123	247	370
Acquisition services	—	—	77
Taxation advice	72	53	98
Other	—	36	12
	195	336	557

The exceptional redundancy cost of £0.7 million relates to the cost of a redundancy programme which was undertaken by the Company during October to November 2002.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

4 Directors’ emoluments

	2002 £’000	2001 £’000	2000 £’000
Aggregate emoluments	1,241	1,015	1,451
Company pension contributions to money purchase schemes	47	42	98
Net value of assets received or receivable under long-term incentive plans	83	—	195
Compensation to past Directors for loss of office	—	—	449

The Company pension contributions are in respect of two Directors (2001: two, 2000: four).

The total gain on exercise of share options in the year by Directors was £Nil (2001: £35,789, 2000: £161,868).

The aggregate remuneration paid to Directors for the three years ended 31 December 2002, including remuneration paid through subsidiaries of the Company, was as follows:

Year ended 31 December 2002

	Base salary £’000	Supplementary allowance(4) £’000	Total salary £’000	Bonuses(1) £’000	Fees £’000	Benefits in kind(5) £’000		Total £’000	Company pension contributions £’000
Executive Directors
R G Mansfield(a)	285.0	71.3	356.3	68.4	—	3.7		428.4	—
P B Worrall	152.0	38.0	190.0	31.9	—	1.6		223.5	—
C T Dourish	170.0	12.1	182.1	35.7	—	6.6	(2)	224.4	25.4	(3)
J B Hutchison	150.0	15.7	165.7	31.5	—	1.6		198.8	21.8	(3)

Non-Executive Directors
G M Kennedy	—	—	—		55.0	—		55.0	—
Sir William Asscher(b)	—	—	—		24.8	—		24.8	—
P R Read	—	—	—		33.0	—		33.0	—
M E Jaffe	—	—	—		33.0	—		33.0	—
C C Ferguson(c)	—	—	—		19.7	—		19.7	—
	757.0	137.1	894.1	167.5	165.5	13.5		1,240.6	47.2

(a)	Robert Mansfield was the highest paid Director.
(b)	Sir William Asscher resigned from the board on 24 May 2002. His remuneration in 2002 is shown from 1 January 2002 until this date.
(c)	Carol Ferguson was appointed to the board on 24 May 2002. Her remuneration in 2002 is shown from the date of her appointment.

Notes

1)	Represents amounts accrued but not yet paid with respect to the year ended 31 December 2002. Payments have not yet been ratified by the remuneration committee.

2)	This figure includes the benefit in respect of a company car provided to Colin Dourish in his previous capacity as a director of VRL, which he retained during part of 2002.

3)	This amount relates to total contributions paid by Group companies to Colin Dourish’s and John Hutchison’s personal pension scheme.

4)	Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by the Company) and Company cars.

5)	Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Year ended 31 December 2001

	Base salary £’000	Supplementary allowance(4) £’000	Total salary £’000	Bonuses(1) £’000	Fees £’000	Benefits in kind(5) £’000		Total £’000	Company pension contributions £’000
Executive Directors
R G Mansfield(a)	271.5	72.0	343.5	—	—	3.8		347.3	—
P B Worrall	144.5	40.2	184.7	—	—	1.5		186.2	—
C T Dourish	154.0	5.3	159.3	—	—	13.2	(2)	172.5	21.6	(3)
J B Hutchison	144.0	14.8	158.8	—	—	1.5		160.3	20.5	(3)

Non-Executive Directors
G M Kennedy	—	—	—	—	55.0	—		55.0	—
Sir William Asscher	—	—	—	—	31.3	—		31.3	—
J L Curnock Cook(b)	—	—	—	—	2.1	—		2.1	—
P R Read	—	—	—	—	32.3	—		32.3	—
M E Jaffe	—	—	—	—	28.0	—		28.0	—
	714.0	132.3	846.3	—	148.7	20.0		1,015.0	42.1

(a)	Robert Mansfield was the highest paid Director.
(b)	Jeremy Curnock Cook resigned from the Board on 15 February 2001. His remuneration in 2001 is shown from 1 January 2001 until the date of his resignation.

Notes

1)	The Board has decided not to declare the payment of a bonus, despite the achievement of key corporate objectives during the period. In reaching its decision, the Board took into account the Company’s financial position and the adverse market conditions affecting the biotechnology sector generally.
2)	This figure includes the benefit in respect of a company car provided to Dr Dourish in his previous capacity as a director of VRL, which he retained during 2001.
3)	This amount relates to total contributions paid by Group companies to Dr Dourish’s and Dr Hutchison’s personal pension scheme.
4)	Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by the Company) and Company cars.
5)	Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Year ended 31 December 2000

	Base salary £’000	Supplementary allowance(4) £’000	Total salary £’000	Bonuses(1) £’000	Fees £’000	Compensation for loss of office £’000	Benefits in kind(6) £’000		Total £’000	Company pension contributions £’000
Executive Directors
R G Mansfield(a)	253.6	63.4	317.0	66.7	—	—	2.4		386.1	46.8	(5)
G Acton(c)	38.9	9.7	48.6	19.4	—	238.3	1.4		307.7	—
N J Heightman(d)	45.1	11.3	56.4	21.9	—	—	0.8		79.1	—
P B Worrall	133.9	33.5	167.4	23.0	—	—	1.4		191.8	39.4	(5)
S C Cartmell(e)	87.4	21.8	109.2	22.4	—	210.2	1.4		343.2	—
C T Dourish	137.6	17.0	154.6	49.0	—	—	11.0	(2)	214.6	6.6	(3)
J B Hutchison(f)	116.1	23.2	139.3	34.1	—	—	1.3		174.7	5.6	(3)

Non-Executive Directors
G M Kennedy(g)	—	—	—	—	34.0	—	—		34.0	—
Sir William Asscher	—	—	—	—	32.1	—	—		32.1	—
J L Curnock Cook(h)	—	—	—	—	17.6	—	—		17.6	—
P R Read	—	—	—	—	32.6	—	—		32.6	—
M E Jaffe	—	—	—	—	27.8	—	—		27.8	—
R W Brimblecombe(b)	—	—	—	—	43.9	—	—		43.9	—
	812.6	179.9	992.5	236.5	188.0	448.5	19.7		1,855.2	98.4

(a)	Robert Mansfield was the highest paid Director.
(b)	Roger Brimblecombe stepped down as Non-Executive Chairman and resigned from the Board on 19 May 2000.
(c)	Gary Acton resigned from the Board on 6 April 2000. His remuneration represents his salary and other benefits including compensation for loss of office from 1 January 2000 until the date of his resignation.
(d)	Nick Heightman resigned from the Board on 19 May 2000. His remuneration represents his salary and other benefits from 1 January 2000 until the date of his resignation.
(e)	Simon Cartmell resigned from the Board on 12 July 2000. His remuneration represents his salary and other benefits including compensation for loss of office from 1 January 2000 until the date of his resignation.
(f)	John Hutchison was appointed to the Board on 24 February 2000. His remuneration is shown from the date of his appointment.
(g)	George Kennedy was appointed to the Board as Non-Executive Chairman on 19 May 2000. His remuneration is shown from the date of his appointment.
(h)	Until 31 July 2000 Jeremy Curnock Cook’s fees of £14,200 were paid to Rothschild Asset Management Limited. Thereafter they were paid to Jeremy Curnock Cook directly.

Notes

1)	Until 31 March 2000, the Group’s bonus year ran from 1 April to 31 March. It has subsequently been moved onto a calendar year basis, in line with the Group’s fiscal year. Amounts shown in relation to fiscal 2000 also include aggregate bonuses of £104,997 in respect of the period April to December 1999, which had not been determined at the time of publication of the 1999 Annual Report.
2)	This figure includes the benefit in respect of a company car provided to Colin Dourish in his previous capacity as a director of VRL, which he retained during 2000.
3)	This amount relates to total contributions paid by Group companies to Colin Dourish’s and John Hutchison’s personal pension scheme.
4)	Supplementary allowances are paid to directors to contribute towards personal pension schemes (unless paid for directly by the Company) and Company cars.
5)	Robert Mansfield and Peter Worrall each waived their rights to part or all of their bonus entitlement, and the Group is making a contribution of an equivalent amount into a personal pension account of the Directors’ choice.
6)	Benefits in kind include the provision of medical insurance for all directors and, in addition, the provision of fuel for Robert Mansfield.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

The interests of Directors in options over ordinary shares during the year were as follows:

	At 1 January 2000	Granted /(exercised) in the year	Lapsed / cancelled in the year	At 31 December 2000	Granted /(exercised) in the year	Lapsed / cancelled in the year	At 31 December 2001	Granted /(exercised) in the year	Lapsed / cancelled in the year	At 31 December 2002	Option price	Earliest and latest exercise dates		Performance criteria
												Earliest	Latest

R G Mansfield(a)	101,964(3)	—	—	101,964(3)	—	—	101,964	—	—	101,964	59p	2 Dec 1997	1 Dec 2004	None
(b)	[101,964](3)	—	—	[101,964](3)	—	[(101,964)]	—	—	—	—	59p	2 Dec 1995	1 Dec 2001	None
(b)	254,910	—	—	254,910	—	—	254,910	—	(254,910)	—	118p	9 Oct 1996	8 Oct 2002	None
(b)	305,892	—	—	305,892	—	(305,892)	—	—	—	—	441p	1 May 1997	30 Apr 2003	None
(b)	81,571	—	—	81,571	—	—	81,571	—	—	81,571	462p	12 Sep 1999	11 Sep 2003	(ii)
(c)	1,984	—	(1,984)	—	—	—	—	—	—	—	491p	1 Jul 1999	31 Dec 1999	N/A as SAYE
(c)	6,545	—	—	6,545	—	—	6,545	—	(6,545)	—	148p	1 Jul 2002	31 Dec 2002	N/A as SAYE
(b)	—	124,000		124,000	—	—	124,000	—	—	124,000	216p	7 Jul 2003	6 Jul 2010	(iii)
(b)	—	—	—	—	145,000	—	145,000	—	—	145,000	221p	9 Jul 2004	8 July 2011	(iii)
(b)								150,000	—	150,000	145p	2 Apr 2005	1 Apr 2012	(iii)
	752,866	124,000	(1,984)	874,882	145,000	(305,892)	713,990	150,000	(261,455)	602,535

G Acton(4)(a)	101,964(3)	—	—	101,964(3)							118p	13 Jun 1998	12 Jun 2005	None
(b)	[101,964](3)	—	—	[101,964](3)							118p	13 Jun 1996	12 Jun 2002	None
(b)	101,964	—	—	101,964							441p	1 May 1997	30 Apr 2002	None
(b)	25,712	—	—	25,712							462p	12 Sep 1999	11 Sep 2003	(ii)
(c)	1,984	—	(1,984)	—							491p	1 Jul 1999	31 Dec 1999	N/A as SAYE
(b)	5,098	—	—	5,098							669p	7 Mar 2000	6 Mar 2004	(ii)
(c)	6,545	—	—	6,545							148p	6 Apr 2000	31 Dec 2002	N/A as SAYE
	243,267	—	(1,984)	241,283

R W Brimblecombe(4)(d)	20,393	(20,393)(1)	—	—							10p	5 Aug 1994	4 Aug 2000	None
(d)	30,589	(30,589)(2)	—	—							59p	5 Jan 1996	4 Jan 2002	None
(d)	50,982	(50,982)(2)	—	—							118p	3 Nov 1996	2 Nov 2002	None
(d)	25,491	(25,491)(2)	—	—							118p	19 Feb 1997	18 Feb 2003	None
(a)	6,494	—	—	6,494							462p	12 Sep 1999	11 Sep 2006	(i)
(b)	19,048	—	—	19,048							462p	12 Sep 1999	11 Sep 2003	(ii)
	152,997	(127,455)	—	25,542

N J Heightman(4)(b)	101,964	—	—	101,964							118p	1 May 1999	30 Apr 2003	None
(a)	6,494	—	—	6,494							462p	12 Sep 1999	11 Sep 2006	(i)
(b)	19,218	—	—	19,218							462p	12 Sep 1999	11 Sep 2003	(ii)
(c)	6,545		—	6,545							148p	29 Jun 2001	31 Dec 2002	N/A as SAYE
	134,221	—	—	134,221

P B Worrall(a)	50,982	—	—	50,982	—	—	50,982	—	—	50,982	59p	7 Apr 1997	6 Apr 2004	None
(a)	50,982	—	—	50,982	—	—	50,982	—	—	50,982	59p	2 Dec 1997	1 Dec 2004	None
(b)	50,982	—	—	50,982	—	—	50,982	—	(50,982)	—	118p	9 Oct 1996	8 Oct 2002	None
(b)	101,964	—	—	101,964	—	(101,964)	—	—	—	—	441p	1 May 1997	30 Apr 2003	None
(b)	25,712	—	—	25,712	—	—	25,712	—	—	25,712	462p	12 Sep 1999	11 Sep 2003	(ii)
(c)	1,984	—	(1,984)	—	—	—	—	—	—	—	491p	1 Jul 1999	31 Dec 1999	N/A as SAYE
(b)	5,098	—	—	5,098	—	—	5,098	—	—	5,098	669p	7 Mar 2000	6 Mar 2004	(ii)
(c)	6,545	—	—	6,545	—	—	6,545	—	(6,545)	—	148p	1 Jul 2002	31 Dec 2002	N/A as SAYE
(b)	—	53,500	—	53,500	—	—	53,500	—	—	53,500	216p	7 Jul 2003	6 July 2010	(iii)
(b)	—	—	—	—	62,000	—	62,000	—	—	62,000	221p	9 Jul 2004	8 July 2011	(iii)
(b)	—	—	—	—	—	—	—	75,000	—	75,000	145p	2 Apr 2005	1 Apr 2012	(iii)
	294,249	53,500	(1,984)	345,765	62,000	(101,964)	305,801	75,000	(57,527)	323,274

S C Cartmell(4)(c)	6,545	—	(6,545)	—							148p	12 Jul 2000	31 Dec 2002	N/A as SAYE

	6,545	—	(6,545)	—

Sir William Asscher(d)	30,589	—	—	30,589	(30,589)(5)	—	—	—	—	—	118p	19 Feb 1999	18 Feb 2003	None

	30,589	—	—	30,589	(30,589)	—	—	—	—	—

M E Jaffe(d)	10,196	—	—	10,196	—	—	10,196	—	—	10,196	118p	1 May 1999	30 April 2003	None

	10,196	—	—	10,196	—	—	10,196	—	—	10.196
C T Dourish(a)	—	11,881	—	11,881	—	—	11,881	—	—	11,881	252.5p	20 Mar 2003	19 Mar 2010	(ii)
(b)	—	38,119	—	38,119	—	—	38,119	—	—	38,119	252.5p	20 Mar 2003	19 Mar 2010	(ii)
(b)	—	53,500	—	53,500	—	—	53,500	—	—	53,500	216p	7 Jul 2003	6 Jul 2010	(iii)
(c)	—	8,353	—	8,353	—	(8,353)	—	—	—	—	202p	25 May 2003	24 Nov 2003	N/A as SAYE
(b)	—	—	—	—	62,000	—	62,000	—	—	62,000	221p	9 Jul 2004	8 Jul 2011	(iii)
(c)	—	—	—	—	3,443	—	3,443	—	—	3,443	98p	1 Dec 2006	31 May 2007	N/A as SAYE
(b)	—	—	—	—	—	—	—	75,000	—	75,000	145p	2 Apr 2005	1 Apr 2012	(iii)
	—	111,853	—	111,853	65,443	(8,353)	168,943	75,000	—	243,943
J B Hutchison(a)	—	11,881	—	11,881	—	—	11,881	—	—	11,881	252.5p	20 Mar 2003	19 Mar 2010	(ii)
(b)	—	38,119	—	38,119	—	—	38,119	—	—	38,119	252.5p	20 Mar 2003	19 Mar 2010	(ii)
(b)	—	53,500	—	53,500	—	—	53,500	—	—	53,500	216p	7 Jul 2003	6 Jul 2010	(iii)
(c)	—	4,795	—	4,795	—	—	4,795	—	—	4,795	202p	25 May 2003	24 Nov 2003	N/A as SAYE
(b)	—	—	—	—	62,000	—	62,000	—	—	62,000	221p	9 Jul 2004	8 Jul 2011	(iii)
(b)	—	—	—	—	—	—	—	50,000	—	50,000	145p	2 Apr 2005	1 Apr 2012	(iii)
	—	108,295	—	108,295	62,000	—	170,295	50,000	—	220,295

(a)	Granted under an Inland Revenue approved discretionary option scheme
(b)	Granted under an unapproved discretionary share option scheme
(c)	Granted under an Inland Revenue approved savings-related share option scheme
(d)	Granted under an individual option instrument

NOTES TO THE FINANCIAL INFORMATION—(Continued)

1.	The market price on the date of exercise was 132.50p. The date of award of these options is as follows: 20,393 share options awarded on 5 August 1993, 30,589 share options awarded on 5 January 1995 and 50,982 share options awarded on 3 November 1995.

2.	The market price on the date of exercise was 229p. These share options were awarded on 19 February 1996.

3.	Denotes parallel options granted under both an Inland revenue approved scheme and an unapproved scheme. Option holders may elect to exercise an option under either the approved or the unapproved scheme, at which time the parallel option under the alternative scheme lapses.

4.	A limited number of shares under option relating to employees who have left the Company as part of the rationalisation are exercisable from the date of departure from the Company. No disclosure is provided in respect of share options from that date.

5.	The market price on the date of exercise was 235p. These share options were awarded on 19 February 1996.

The year end market price of the ordinary shares on 31 December 2000 was 300 pence. The high and low market prices during the year were 344p and 130p respectively.

The year end market price of the ordinary shares on 31 December 2001 was 200 pence. The high and low market prices during the year were 300p and 87.5p respectively.

The year end market price of the ordinary shares on 31 December 2002 was 102.5 pence. The high and low market prices during the year were 227.5p and 28p respectively.

None of the terms and conditions of share options were varied during the year with the exception of share options awarded to Gary Acton, Roger Brimblecombe, Nick Heightman and Simon Cartmell where the earliest exercise date was accelerated to coincide with the dates of their resignation. All share options were granted in respect of qualifying services.

Performance criteria

The vesting of awards under the post flotation Executive share option schemes are subject to demanding performance conditions established by the Remuneration Committee at the time the award is made. Pre-flotation awards have no performance criteria attached to them.

Performance criteria i:

Post flotation, until August 1999 for approved options only, the performance criteria attached to awards was that on the third anniversary from date of grant, the percentage increase in the Company’s share price since the date of grant equals or exceeds the percentage increase in the FTSE Pharmaceutical Index over the same three year period from the date of grant. If the performance criteria was not satisfied, it could be re-tested at any time until expiry of the option, usually 10 years from the date of grant.

Performance criteria ii:

From flotation for unapproved options, and from September 1999 for approved options until March 2000, this comparator index was amended from the FTSE Pharmaceutical to the FTSE All Share Index.

Performance criteria iii:

For all subsequent awards after March 2000, the condition is that the Company’s Total Shareholder Return at the end of the performance period is such that it is placed at least at the median when ranked in descending order with certain constituents of the FTSE Pharmaceutical Index. If placed at the median, then 50 per cent. of the shares under option can be exercised. If between the upper quartile and median, the percentage exercisable is pro-rated between 100 per cent. and 50 per cent. on the basis of the Total Shareholder Return ranking position. If placed in the upper quartile, then 100 per cent. of the shares under option can be exercised.

The performance period is the period beginning on the 1 April immediately before the date of Grant, and ending on the third anniversary of that starting date. If the exercise condition has not been fully satisfied it can be recalculated at twelve monthly intervals on the fourth and fifth anniversaries of the date of grant, and the option will then lapse on the fifth anniversary to the extent it has not become exercisable.

No options were exercised during 2002.

Subsequent to the year end, on 3 January 2003, the following options over ordinary shares were granted to the Executive Directors under the discretionary Executive Share Option Scheme at an exercise price of 102.5p

R G Mansfield	150,000
P B Worrall	100,000
C T Dourish	80,000
J B Hutchison	100,000

In addition to the interests set out above, certain Executive Directors are discretionary beneficiaries under the terms of the Vernalis Group plc Employee Share Trust, the Restrictive Share Scheme, a discretionary trust established for the benefit of employees of the Group. At 31 December 2002 the Trust held 130,554 ordinary shares. Shareholder approval was obtained at the Annual General Meeting on 19 May 2000 to discontinue the use of the Restricted Share Scheme, hence no further awards will be made.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Long-term Incentive Plan

The participation of Directors and other senior management in the Restricted Share Scheme during the year was as follows:

	No. of shares awarded at 1 January 2000	Vested in the year		Interest in plan at 31 December 2000	Interest in plan at 31 December 2001	Vested in the year	Interest in plan at 31 December 2002	Share price at date of award	Charged to P & L during 2000 (£)	Charged to P & L during 2001 (£)	Charged to P & L during 2002 (£)	Earliest vesting date	Latest vesting date
R G Mansfield	22,432	—		22,432	22,432	—	22,432	467p	25,236	1,400	—	17 Oct 2000	16 Oct 2004
	18,000	—		18,000	18,000	—	18,000	232p	27,000	20,250	—	15 Oct 2001	14 Oct 2005
	25,000	—		25,000	25,000	—	25,000	185p	37,500	34,063	—	12 Mar 2002	11 Mar 2006
G Acton	7,137	(7,137	)(a)	—				467p	7,725	—	—	17 Oct 2000	16 Oct 2004
	9,000	(9,000	)(a)	—				232p	23,625	—	—	15 Oct 2001	14 Oct 2005
	30,000	(30,000	)(a)	—				185p	99,375	—	—	6 Apr 2000	11 Mar 2006
N J Heightman(b)	7,137	—		7,137				467p	8,029	447	—	17 Oct 2000	16 Oct 2004
	7,000	—		7,000				232p	10,500	7,875	—	15 Oct 2001	14 Oct 2005
	12,500	—		12,500				185p	18,750	22,656	—	12 Mar 2002	11 Mar 2006
P B Worrall	7,137	—		7,137	7,137	—	7,137	467p	8,029	447	—	17 Oct 2000	16 Oct 2004
	9,000	—		9,000	9,000	—	9,000	232p	13,500	10,125	—	15 Oct 2001	14 Oct 2005
	30,000	—		30,000	30,000	—	30,000	185p	45,000	40,875	—	12 Mar 2002	11 Mar 2006
S C Cartmell	30,000	(30,000	)(a)	—				203p	82,500	—	—	26 Oct 2001	25 Oct 2005
	12,500	(12,500	)(a)	—				185p	41,406	—	—	21 Jul 2000	11 Mar 2006

(a)	It was resolved to transfer title to these shares to the individuals concerned following their resignation as directors of Group Companies.
(b)	Nick Heightman resigned from the Board on 19 March 2000 and his participation in the Restricted Share Scheme is not disclosed thereafter.

Awards under the scheme are granted at the discretion of the Trustees of the scheme on the recommendation of the Remuneration Committee. Awards will normally vest at the discretion of the Trustees on the third anniversary on which the awards were granted subject to the performance targets described below.

These awards vest following a three-year period subject to the attainment of performance criteria related to stock prices. In order to vest, the percentage increase in the Company’s share price must equal or exceed the percentage increase in the FTSE Pharmaceuticals index. If this condition is not met, it can be re-tested on a daily basis for a further four years and the award will vest immediately once the performance condition is met. After seven years from the date of allocation, these share awards will lapse unless the performance condition is met.

None of the terms and conditions of share awards were varied during the year with the exception of shares allocated to Gary Acton and Simon Cartmell where the earliest exercise date was accelerated to coincide with the dates of their resignation. All share awards were granted in respect of qualifying services.

Shares vested on behalf of Gary Acton and Simon Cartmell following their resignation as directors of Group companies. Under these circumstances the performance criteria were eliminated and the vesting date accelerated to coincide with the directors’ date of resignation. In addition, Nick Heightman resigned from the Board on

19 May 2000. On 21 August 2001, 14,000 shares of his allocation were transferred with a gross benefit of £30,660. His remaining share allocation of 12,637 shares were transferred on 21 January 2002 with a gross benefit of £26,664.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Directors’ vesting of shares

	Number of shares vested	Date of award	Date of vesting	Market value at date of award pence	Market value at date of vesting pence	Gross benefit at date of vesting 2000 £’000
G Acton	7,137	17.10.97	06.04.00	480	224	16
G Acton	9,000	15.10.98	06.04.00	205	224	20
G Acton	30,000	12.03.99	06.04.00	187.5	224	67

S C Cartmell	30,000	26.10.98	12.07.00	212.5	215	65
S C Cartmell	12,500	12.03.99	12.07.00	187.5	215	27

Apart from the interests disclosed above or elsewhere in this document, no Directors were interested at any time during the three years ended 31 December 2002 in the share capital of the Company or of any other companies in the Group.

5 Employee information

	2002 £’000	2001 £’000	2000 £’000
The costs of employing staff, including Executive Directors, were:
Wages and salaries	6,472	6,229	8,690
Social security costs	714	639	838
Other pension costs	390	302	187
	7,576	7,170	9,715
The average weekly number of employees (including Executive Directors) during the period was:
Management	5	5	8
Technical	96	101	107
Administration	25	24	19
	126	130	134

6 Disposal of associate

On 6 December 2000 Vernalis Group plc sold its holding in the equity share capital of its associated undertaking, Cancer Research Ventures Limited (“CRV”). The profit arising on disposal of £0.737 million represents the difference between the book value of the investment at that date and the cash consideration received. Further details of this disposal are given in note 14 to the financial statements.

7 Costs of fundamental restructuring

The costs of restructuring of £2.609 million in the year ended 31 December 2000 relate to a fundamental reorganisation of the Group’s operations arising from the change in strategic focus to disorders of the central nervous system. They include administrative costs associated with the integration of the Company’s operations into the Winnersh site, the closure of its Guildford premises and the related redundancy programme, which was initiated in May 2000.

8 Interest receivable and similar income

	2002 £’000	2001 £’000	2000 £’000
Bank and current asset investments	592	833	1,376
Exchange gains on other creditors (see note 18)	1,541	—	—
Associate	—	—	25
	2,133	833	1,401

NOTES TO THE FINANCIAL INFORMATION—(Continued)

9 Interest payable and similar charges

	2002 £’000	2001 £’000	2000 £’000
On finance leases	81	116	28
On convertible loan (see note 19)	287	—	—
On other loans (see note 17)	188	491	11
	556	607	39

10 Tax on loss on ordinary activities
	2002 £’000	2001 £’000	2000 £’000
Corporation tax research and development credit
—Current year at 30% (2001: 30%, 2000: 30%)	1,978	1,437	1,719
—Adjustment in respect of prior years	51	(146)	—
	2,029	1,291	1,719

From April 2000 the Group is entitled to claim tax credits for certain research and development expenditure. The amount included in the financial information for the year ended 31 December 2002 of £2.029 million (2001: £1.291 million, 2000: £1.719 million) represents the credit receivable by the Group.

The tax assessed for the current year differs to the standard rate of corporation tax in the UK. The differences are explained below:

	2002 £’000	2001 £’000	2000 £’000
Loss on ordinary activities	(18,112)	(11,182)	(22,939)
Loss on ordinary activities before tax multiplied by the standard rate in the UK
30% (2001: 30%, 2000: 30%))	(5,434)	(3,355)	(6,882)
Effects of:
Depreciation for the period in excess of capital allowances	185	258	535
Expenses not deductible for tax purposes	920	602	750
R&D relief 50% mark-up on expenses	(1,390)	(1,531)	(1,114)
Other timing differences	(15)	(62)	(2)
Change in rates in respect of R&D tax credits received	2,194	1,556	2,237
Prior year adjustment	(51)	(146)	—
Tax losses unutilised and carried forward to future periods	1,562	1,387	2,757
Tax credit for the year	(2,029)	(1,291)	(1,719)

11 Basic loss and diluted loss per ordinary share

The basic loss per share has been calculated by dividing the loss for the year of £16.083 million (2001: £9.891 million, 2000: £21.22 million) by the weighted average number of shares of 42.802 million in issue during the year ended 31 December 2002 (2001: 42.560 million, 2000: 40.169 million) excluding those held in the employee share trust (see note 14) which are treated as cancelled.

The Group had no dilutive potential ordinary shares in the years ended 31 December 2000, 31 December 2001 and 31 December 2002, which would serve to increase the loss per ordinary share. There is therefore no difference between the loss per ordinary share and the diluted loss per ordinary share in these years.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

12 Intangible assets

	Goodwill £’000	Other intangibles £’000	Total £’000
Cost
At 1 January 2000	8,954	—	8,954
Additions	8,204	—	204
Amounts written off	(204)	—	(204)
At 31 December 2000	8,954	—	8,954
Additions		17,177	17,177
At 31 December 2001	8,954	17,177	26,131
Additions	—	—	—
At 31 December 2002	8,954	17,177	26,131
Aggregate amortisation
At 1 January 2000	8,149	—	149
Charge for the year	1,791	—	1,791
At 31 December 2000	1,940	—	1,940
Charge for the year	1,791	—	1,791
At 31 December 2001	3,731	—	3,731
Charge for the year	1,790	17,835	2,625
At 31 December 2002	5,521	17,835	6,356
Net book amount
Net book amount at 31 December 2002	3,433	16,342	19,775
Net book amount at 31 December 2001	5,223	17,177	22,400
Net book amount at 31 December 2000	7,014	—	7,014

The addition in the year ended 31 December 2000 relates to the acquisition of Cerexus (see note 14) and has been written off in full in the year of acquisition.

The remaining goodwill is being amortised on a straight-line basis over five years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

Other intangibles represents the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) to buy out royalties due to GSK on sales of frovatriptan (note 18). These are being amortised from the date of launch of frovatriptan, in June 2002, to the end of the patent life in 2014 which is considered by the Directors to be the useful life of the asset.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

13 Tangible fixed assets

	Leasehold improvements £’000	Fixtures & fittings £’000	Computer equipment £’000	Laboratory equipment £’000	Total £’000
Cost
At 1 January 2000	1,571	972	758	1,287	4,588
Additions	91	140	376	392	999
Disposals	(172)	(199)	—	—	(371)
At 31 December 2000	1,490	913	1,134	1,679	5,216
Additions	78	39	410	534	1,061
Disposals	(633)	(452)	—	—	(1,085)
At 31 December 2001	935	500	1,544	2,213	5,192
Additions	157	13	140	96	406
Disposals	—	—	(1)	(103)	(104)
At 31 December 2002	1,092	513	1,683	2,206	5,494
Aggregate depreciation
At 1 January 2000	474	401	469	38	1,382
Charge for year	508	390	274	487	1,659
Disposals	(76)	(81)	—	—	(157)
At 31 December 2000	906	710	743	525	2,884
Charge for the year	217	63	255	423	958
Disposals	(633)	(452)	—	—	(1,085)
At 31 December 2001	490	321	998	948	2,757
Charge for the year	238	66	300	477	1,081
Disposals	—	—	—	(87)	(87)
At 31 December 2002	728	387	1,298	1,338	3,751
Net book amount
At 31 December 2002	364	126	385	868	1,743
At 31 December 2001	445	179	546	1,265	2,435
At 31 December 2000	584	203	391	1,154	2,332

Assets held under finance leases, capitalised and included in fixtures and laboratory equipment.

	2002 £’000	2001 £’000	2000 £’000
Cost	1,963	2,013	1,441
Aggregate depreciation	(1,389)	(1,090)	(782)
Net book value	574	923	659

NOTES TO THE FINANCIAL INFORMATION—(Continued)

14 Fixed asset investments

	Joint ventures(c) £’000	Associated undertakings(b), (d) £’000	Investment in own shares(a) £’000	Total £’000
Cost
At 1 January 2000
—Goodwill	89	848	—	937
—Other	(224)	217	1,246	1,239
	(135)	1,065	1,246	2,176
Acquisitions:
—Goodwill	—	548	—	548
—Other	—	452	—	452
Share of losses retained	—	(50)	—	(50)
Disposals
—Goodwill	—	(1,396)	—	(1,396)
—Other	—	(619)	(565)	(1,184)
Reclassification as subsidiary	135	—	—	135
At 31 December 2000	—	—	681	681
Disposals	—	—	(64)	(64)
At 31 December 2001	—	—	617	617
Disposals	—	—	(57)	(57)
At December 2002	—	—	560	560

Amounts written off
At 1 January 2000
—Goodwill	—	71	—	71
—Other	—	—	458	458
	—	71	458	529
Amortisation of goodwill	—	181	—	181
Amortisation of investment in own shares	—	—	566	566
Eliminated on disposal	—	(252)	(565)	(817)
At 31 December 2000	—	—	459	459
Amortisation of investment in own shares	—	—	140	140
Disposal	—	—	(64)	(64)
At 31 December 2001	—	—	535	535
Amortisation of investment in own shares	—	—	82	82
Disposal	—	—	(57)	(57)
At 31 December 2002	—	—	560	560
Net book value
At 31 December 2002	—	—	—	—
At 31 December 2001	—	—	82	82
At 31 December 2000	—	—	222	222

a) Investment in own shares

The investment in own shares represents 130,554 (2001: 143,191, 2000: 157,191) ordinary shares of 10p each of the Company stated at cost less amounts amortised and provided for impairment held by the Vernalis Group plc Employee Share Trust, an employee share ownership plan (“ESOP”) funded by interest free loans from the Company.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

The purpose of the ESOP is to acquire, out of monies made available by the Group, ordinary shares in the Company held for the benefit of the Group’s employees. The shares acquired are held for distribution under the Company’s employee long-term incentive schemes. The market value of the shares held by the ESOP at the balance sheet date was £133,818 (2001: £286,382, 2000: £471,573). To date 111,569 (2001: 124,206, 2000: 138,206) of these shares are under option to employees or have been conditionally granted to employees and the appropriate charge of £0.082 million (2001: £0.140 million, 2000: £0.566 million) has been made. The 2000 charge of £0.566 million includes a £0.296 million write down of investments disclosed within exceptional items (note 7).

b) Investment in Cancer Research Ventures Limited (CRV)

On 5 August 2000 the Group increased its stake in its associate undertaking, CRV, from 20 per cent. to 33.3 per cent. Consideration for this increase was in the form of cash of £1 million. No fair value adjustments were required. On 6 December 2000, the group disposed of its interest in CRV, for a cash consideration of £2.5 million. The profit recorded on disposal was £737,000. Prior to disposal, goodwill was being amortised on a straight-line basis over five years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying asset.

c) Investment in Cerexus Limited (joint venture with Wolfson Institute for Biomedical Research).

The Group equity accounted for this joint venture due to the restrictive terms of the joint venture agreement. On 13 March 2000, the Group entered into a new research collaboration with the Wolfson Institute for Biomedical Research (WIBR) to replace the earlier joint venture arrangements. On that date, the Group increased its holding in Cerexus Limited from 66.67 per cent. to 100 per cent. for an aggregate cash consideration of £1, at which point Cerexus was acquisition accounted as a subsidiary having been previously accounted for as a joint venture. Goodwill of £0.204 million arose on the acquisition and was written off in full in the year of acquisition. Cash acquired amounted to £84,000. As of the date of the transaction, there were no significant differences between the book and fair value of net assets acquired of £0.2 million. Subsequent to the acquisition Cerexus ceased to trade.

d) Investment in Neuraxis Limited

Neuraxis Limited was not equity accounted for as a joint venture as permitted by FRS9 “Associates and joint ventures” as it was the Group’s intention to dispose of it. The Group sold its interest during 2000 for £1. The Group’s interest in the joint venture was held at £Nil.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

Brief details of subsidiary undertakings at 31 December 2000, 2001 and 2002:

		Interest in allotted capital		Country of
Undertaking	Activity	Direct	Indirect	incorporation
Vernalis Limited (formerly Vanguard Medica Limited)	Research and development of pharmaceutical products and their subsequent licensing, production, distribution and sale.	2000-2002: 100% ordinary 2000-2002: 100% preference	—	United Kingdom

Vernalis Research Limited (formerly Cerebrus Pharmaceuticals Limited)	Research and development of pharmaceutical products and their subsequent licensing, production, distribution and sale.	2000-2002: 100% ‘A’ ordinary and 100% ‘B’ ordinary	—	United Kingdom

Vernalis Group Share Scheme Trustees Limited (formerly Vanguard Medica Group Share Scheme Trustee Limited)	Trustee of the Vernalis Group plc Employee Share Trust	2000-2002: 100% ordinary	—	Jersey, Channel Islands

Vernalis Corporation, Inc. (formerly Vanguard Medica Inc.)	Dormant	—	2000-2002: 100% ordinary	USA

Vanguard Medica Limited (formerly Vernalis Limited)	Dormant	—	2000-2002: 100% ordinary	United Kingdom

Cerebus Limited (formerly Vernalis Research Limited)	Dormant	—	2000-2002: 100% ordinary	United Kingdom

Cerexus Limited	Research and development of therapeutics for CNS disorders.Ceased trading in 2001.	—	2000-2002: 100% ordinary	United Kingdom

Cerebrus Inc	Dormant	—	2000-2002: 100% ordinary	USA

The accounting reference date of the financial statements of Cerexus Limited and CRV is 30 September.

15 Debtors

	2002 £’000	2001 £’000	2000 £’000
Amounts falling due within one year
Trade debtors	588	925	460
Corporation tax recoverable	1,978	1,437	1,719
Other debtors	326	336	823
Prepayments and accrued income	619	422	556
	3,511	3,120	3,558

NOTES TO THE FINANCIAL INFORMATION—(Continued)

16 Current asset investments

	2002 £’000	2001 £’000	2000 £’000
Term deposits	2,572	6,174	7,151
Negotiable bank and building society certificates of deposit	6,499	11,747	13,649
	9,071	17,921	20,800

These investments have been valued at the lower of cost and market value at the balance sheet date. They are all capable of realisation within three months.

17 Creditors: amounts falling due within one year

	2002 £’000	2001 £’000	2000 £’000
Other borrowings—loan	—	7,363	—
Trade creditors	683	1,415	1,359
Obligations under finance leases	271	259	171
Tax and social security costs	212	272	246
Other creditors (note 18)	3,106	3,435	—
Accruals	4,616	3,512	3,499
Deferred income	2,438	—	—
	11,326	16,256	5,275

The loan included above at 31 December 2001 related to a total loan facility of £6.9 million ($10 million) from Elan Corporation, the Group’s North American licensee for frovatriptan. The obligation to pay this loan and accrued interest was waived during April 2002 in conjunction with a reduction in the rate of royalties due and a commitment by the Group to undertake certain Phase IV trials.

Deferred income included above and in creditors falling due after more than one year relates to the deferral of reserves arising from the loan waiver noted above and a milestone payment from Elan. These revenues are being deferred and recognised by reference to expenditure being incurred to complete certain Phase IV trials on frovatriptan which the Group has agreed with Elan to undertake.

18 Creditors: amounts falling due after one year — other creditors

	2002 £’000	2001 £’000	2000 £’000
Other borrowings—loan (note 17)	—	—	3,359
Obligations under finance leases	123	393	210
Other creditors	9,317	13,742	—
Deferred income (see note 17)	6,679	—	—
	16,119	14,135	3,569

The maturity profile of creditors: amounts falling due after one year is given in note 21.

Other creditors relates to payments conditionally due to GlaxoSmithKline (GSK) under the agreement of December 2000 to buy out royalties due to GSK on sales of frovatriptan (note 12). The company is committed to making four annual payments of $5 million, the first having been made in September 2002, and the following three due on each anniversary of the first payment. A fifth payment of $5 million dollars is due in 2006 if cumulative global sales of frovatriptan exceed $300 million on that date, or 90 days after cumulative global sales exceed $300 million. The full liability for $20 million (£12,423,000) has been recognised as the directors believe it is probable that cumulative global sales will exceed $300 million. During the year ended 31 December 2002 exchange gains of £1.5 million were recognised in the profit and loss account in relation to the liability.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

19 Creditors: amounts falling due after one year—convertible loan

	2002 £’000	2001 £’000	2000 £’000
6.5% Convertible loan 2007	7,000	—	—

The loan at 31 December 2002 relates to a convertible loan facility with Roche that was entered into coincident with a strategic agreement to research and develop new drugs for the treatment of depression in May 2002. Interest is paid bi-annually at 6.5 per cent. and the loan is fully repayable on 13 May 2007. This loan is convertible at any time at the option of the holder into 2,127,659 ordinary shares at a conversion price of 329p per share or at the option of the Group if the share price is in excess of 428p per share for a period of 20 days. If not converted, the loan is repayable after five years. The terms of the loan include an anti-dilution provision that will be triggered by the issue of new Ordinary Shares in the Placing and Open Offer, the effect of which will be to reduce the conversion price accordingly.

20 Deferred taxation

There are no deferred tax assets / liabilities recognised in the financial statements. The amount of unrecognised potential deferred tax asset, is as follows:

	Potential assets
	2002 £’000	2001 £’000	2000 £’000
Tax effect of timing differences
Excess of depreciation over tax allowances	2,854	2,892	1,332
Short-term timing differences	15	15	2
Losses	34,724	33,081	29,748
	37,593	35,988	31,082

The unrecognised potential deferred tax asset will be recognised only once it is more likely than not that the timing difference will reverse.

21 Financial instruments

The Group’s financial instruments comprise cash, liquid resources, finance leases, loans, and various debtors and creditors, such as trade debtors and trade and other creditors, that arise directly from its operations. The Group does not enter into derivatives transactions. In addition, it is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken except in accordance with strict and prudent investment criteria, principally that funds are actively managed by reputable independent fund managers and investments are only made in low risk funds with fixed rates of return.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged throughout the period under review, and since the year end.

Interest rate risk

The Group finances its operations through reserves of cash and liquid resources. The funds are held in sterling and US Dollar managed funds. The funds are actively managed by reputable independent fund managers to provide the highest rate of return with a neutral risk profile.

Liquidity risk

The Board’s policy is to ensure that sufficient funds are held on a short-term basis in order to meet operational needs without the use of an overdraft facility.

Foreign currency risk

The Group’s functional currency is sterling. The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the Group’s functional currency, which include royalty and milestone receipts in US dollars from Elan Corporation, the Group’s North American licensee for frovatriptan, royalty and product sale receipts in Euro’s from Menarini, the Group’s European licensee for frovatriptan and payments in US dollars to various clinical research organisations in respect of ongoing trials. In addition, the Group has currency exposures to balances in currencies other than the Group’s functional currency. The only significant balance relates to the US Dollar other creditor balance due to GSK (see note 18). The Group

NOTES TO THE FINANCIAL INFORMATION—(Continued)

considers selectively hedging against specific significant currency exposures where the dates of future payments or receipts currency are known. There were no hedging transactions in place at the three years ended

31 December 2000, 2001 and 2002.

Short-term debtors and creditors

Except with respect to disclosures regarding currency risk, short-term debtors and creditors have been excluded from all the following disclosures.

Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced sale or liquidation. Market values have been used to determine fair values.

Interest rate risk and currency profile of financial assets

The Group held the following financial assets:

	2002			2001			2000
Currency	Cash and in hand £’000	Investment in debt securities £’000	Total £’000	Cash at bank and in hand £’000	Investments in debt securities £’000	Toal £’000	Cash at bank and in hand £’000	Investments in debt securities £’000	Total £’000
Sterling	5	9,071	9,076	47	17,921	17,968	6	20,800	20,806
US dollar	7	—	7	3	—	3	1	—	1
At 31 December	12	9,071	9,083	50	17,921	17,971	7	20,800	20,807
Floating rate	12	1,670	1,682	50	—	50	7	—	7
Fixed rate	—	7,401	7,401	—	17,921	17,921	—	20,800	20,800
At 31 December	12	9,071	9,083	50	17,921	17,971	7	20,800	20,807
Fair Value	12	9,076	9,088	50	17,934	17,984	7	20,814	20,821

The fixed rate debt securities earn an average weighted interest of 4.1% per annum (2001: 5.3%, 2000: 5.6%) fixed for a weighted average period of two months (2001: eight months, 2000: twelve months). The floating rate cash at bank and in hand earns interest based on relevant LIBOR equivalents.

Interest rate risk and maturity profile of financial liabilities

The Group held the following financial liabilities:

	2002				2001				2000
Currency	Other creditors £’000	Convertible loans £’000	Finance leases £’000	Total £’000	Other creditors £’000	Debt £’000	Finance leases £’000	Total £’000	Debt £’000	Finance leases £’000	Total £’000
Sterling	—	7,000	394	7,394	—	—	652	652	—	381	381
US dollar	12,423	—	—	12,423	17,177	7,363	—	24,540	3,359	—	3,359
At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192	3,359	381	3,740

Maturity
In one year or less .	3,106	—	271	3,377	3,435	7,363	259	11,057	—	171	171
In more than one year but not more than two years	3,106	—	123	3,229	3,435	—	270	3,705	3,359	130	3,489
In more than two years but not more than five years	6,211	7,000	—	13,211	10,307	—	123	10,430	—	80	80
At 31 December	12,423	7,000	394	19,817	17,177	7,363	652	25,192	3,359	381	3,740
Fair Value	10,286	6,581	394	17,261	13,768	7,363	652	21,783	3,359	381	3,740

The fair value of other creditors has been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor. This discount rate has been estimated at 8%.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

The fair value of the convertible loan has also been calculated by discounting all future cash flows back to present value at a discount rate which reflects the underlying value of money and an appropriate risk factor, again estimated at a rate of 8%. The Company does not currently believe that it is probable that the loan will be converted due to the relatively high conversion price compared to the current share price, and therefore no fair value has been attributed to the convertible element of this loan.

There are no significant differences between the book value and fair value of finance leases.

With the exception of other creditors where the interest rate is nil, the weighted average period to maturity is 27 months (2001: 33 months 2000: n/a). The financial liabilities above had a fixed rate of interest as follows:

	2002		2001		2000
Currency	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed

	%	Months	%	Months	%	Months
Sterling	6.6	51	8	26	3.8	36
US dollar	—	—	8	11	8.0	18

The Group had no undrawn facilities at 31 December 2002 (2001: £Nil, 2000: £Nil).

Currency exposures

The Group held the following net foreign currency financial liabilities in currencies other than sterling, the Group’s functional currency:

	2002 £’000	2001 £’000	2000 £’000

US dollar	12,468	24,681	3,483
Euro	15	—	—
French Francs	—	—	6
Belgian Francs	—	—	12
Japanese Yen	—	5	—
Netherland Guilder	—	6	—
	12,483	24,692	3,501

22 Called up share capital

Ordinary shares of 10p	Number £‘000	Value £‘000
Authorised
At 31 December 2000 and 2001	60,000	6,000
Increase during the year	15,000	1,500
At 31 December 2002	75,000	7,500

Issued and fully paid
At 1 January 2000	39,889	3,989
Issued during the year	2,634	263
At 31 December 2000	42,523	4,252
Issued during the year	331	33
At 31 December 2001	42,854	4,285
Issued during the year	128	13
At 31 December 2002	42,982	4,298

Shares to be issued (note 25)	Number ‘000	Value ‘000
At 1 January 2000	300	30
Issued during the year	(300)	(30)
At 31 December 2000, 2001 and 2002	—	—

NOTES TO THE FINANCIAL INFORMATION—(Continued)

On 8 March 2000 the Company issued 300,000 ordinary shares representing contingent consideration associated with the acquisition of Vernalis Research Limited (formerly Cerebrus Pharmaceutical Limited), CPL, and in accordance with the acquisition agreement dated 2 December 1999. The shares were previously shown as shares to be issued at 135p per share.

On 18 December 2000 the Company issued 2,000,000 ordinary shares for a cash consideration of £2.48 per share to Elan International Services Limited. The market price of the Company’s shares on 18 December 2000 was £2.48.

During the year ended 31 December 2000, a total of 333,302 ordinary shares were issued following the exercise of employee and founder options for total cash consideration of £0.232 million.

During the year ended 31 December 2001 a total of 331,766 ordinary shares were issued following the exercise of employee and founder options for total cash consideration of £418,981.

During the year ended 31 December 2002 a total of 127,590 ordinary shares were issued following the exercise of employee and founder options for a total cash consideration of £141,000.

At 31 December 2000, 2001 and 2002, options over 3,393,641, 2,860,646 and 2,786,716 respectively, had been granted and were still outstanding under the Company’s share option scheme. Details of these options are given in note 23.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

23 Share options

Options over ordinary shares held by Founders employees, former employees and advisers of the Group (including Executive Directors’ interests) at 31 December 2000, 31 December 2001 and 31 December 2002, split between the Company Share Option Plans (“CSOP”) and the Share save scheme were as follows:

	Ordinary shares under option 2000	Ordinary shares under option 2001	Ordinary shares under option 2002	Option price (p)	Earliest exercise date	Latest exercise date
Individual Options granted to the Founders
January 1995	20,393	20,393	—	59	05.01.96	04.01.02
November 1995	152,945	91,767	—	118	03.11.96	02.11.02
February 1996	107,064	45,885	45,885	118	19.02.97	18.02.03
May 1996	30,588	30,588	30,588	118	01.05.99	30.04.03
CSOP Part A
April 1994	50,982	50,982	50,982	59	07.04.97	06.04.04
December 1994	157,025	152,946	152,946	59	02.12.97	01.12.04
June 1995	105,023	—	—	118	13.06.98	12.06.05
September 1996	36,085	6,494	—	462	12.09.99	11.09.06
March 1997	8,028	—	—	669	07.03.00	06.03.07
October 1997	47,129	21,010	4,079	467	17.10.00	16.10.07
March 1998	23,413	10,453	10,453	550	20.03.01	19.03.08
September 1999	14,000	—	—	236	17.09.02	16.09.09
March 2000	47,524	35,643	35,643	252.5	20.03.03	19.03.10
April 2000	4,000	4,000	4,000	222	20.04.03	19.04.10
July 2000	298,068	253,630	218,604	216	07.07.03	06.07.10
December 2000	11,111	11,111	11,111	270	15.12.03	14.12.10
March 2001	—	23,961	18,711	228	26.03.04	25.03.11
May 2001	—	10,676	—	281	01.05.04	30.04.11
May 2001	—	11,905	11,905	252	29.05.04	28.05.11
July 2001	—	64,000	53,500	221	09.07.04	08.07.11
September 2001	—	11,750	10,350	98	24.09.04	23.09.11
April 2002	—	—	131,829	145	02.04.05	01.04.12
December 2002	—	—	104,000	102.5	31.12.05	30.12.12

NOTES TO THE FINANCIAL INFORMATION—(Continued)

	Ordinary shares under option 2000	Ordinary shares under option 2001	Ordinary shares under option 2002	Option price (p)	Earliest exercise date	Latest exercise date
CSOP Part B
October 1995	372,169	305,892	—	118	09.10.98	08.10.02
May 1996	105,023	101,964	—	118	01.05.99	30.04.03
May 1996	509,820	101,964	—	441	01.05.97	30.04.03
September 1996	171,261	152,213	107,283	462	12.09.99	11.09.03
October 1996	13,255	—	—	118	25.01.99	24.01.03
March 1997	38,056	10,196	5,098	669	07.03.00	06.03.04
October 1997	13,645	9,581	—	467	17.10.00	16.10.04
March 1998	8,687	1,547	1,547	550	20.03.01	19.03.05
October 1998	91,125	31,375	2,000	232	15.10.01	14.10.08
March 1999	98,900	34,000	8,000	185	12.03.02	11.03.09
March 2000	122,476	104,357	104,357	252.5	20.03.03	19.03.10
July 2000	361,844	327,620	327,396	216	07.07.03	06.07.10
December 2000	63,889	33,889	33,889	270	15.12.03	14.12.10
March 2001	—	1,589	1,589	228	26.03.04	25.03.11
May 2001	—	14,324	—	281	01.05.04	30.04.11
May 2001	—	25,095	25,095	252	29.05.04	28.05.11
June 2001	—	50,000	50,000	240	11.06.04	10.06.11
July 2001	—	495,726	471,726	221	09.07.04	08.07.11
April 2002	—	—	588,171	145	02.04.05	01.04.12
December 2002	—	—	26,000	102.5	31.12.05	30.12.12

Sharesave Scheme
1998	1,329	—	—	440	01.06.01	30.11.01
1999	165,112	37,644	—	148	01.07.02	31.12.02
1999	11,402	—	—	148	01.07.04	31.12.04
2000	98,486	51,114	42,483	202	25.05.03	24.11.03
2000	33,784	18,042	9,689	202	25.05.05	24.11.05
2001	—	80,860	73,347	98	01.12.04	31.05.05
2001	—	14,460	14,460	98	01.12.06	31.05.07
Total Share options	3,393,641	2,860,646	2,786,716

On 3 January 2003 a total of 680,000 options over ordinary shares were granted under this scheme to employees of Group Companies at an exercise price of 102.5 pence.

24 Share premium and profit and loss accounts

	Share premium account £’000	Profit and loss account £’000
At 1 January 2000	81,365	(65,148)
Issue of shares	5,207	—
Loss for the year	—	(21,220)
At 31 December 2000	86,572	(86,368)
Issue of shares	303	—
Loss for the year	—	(9,891)
At 31 December 2001	86,875	(96,259)
Issue of shares	118	—
Loss for the year	—	(16,083)
At 31 December 2002	86,993	(112,342)

NOTES TO THE FINANCIAL INFORMATION—(Continued)

25 Other reserves

	Merger reserve £’000	Other reserve £’000	Contingent share capital £’000	Total £’000
At 1 January 2000	1,078	19,428	405	20,911
Movement during the year	—	127	(405)	(278)
At 31 December 2000	1,078	19,555	—	20,633
Movement during the year	—	83	—	83
At 31 December 2001	1,078	19,638	—	20,716
Movement during the year	—	10	—	10
At 31 December 2002	1,078	19,648	—	20,726

The balance on the merger reserve represents the premium on the issue of the Company’s shares for the acquisition of Vernalis Research limited (CPL) and arises as a result of merger relief under Section 131 of the Companies Act.

The balance on other reserves arises as a difference under merger accounting principles and is equivalent to the share premium account of Vernalis Limited at the date of its acquisition by the Company together with the premium on subsequent issues of shares in Vernalis Limited under put and call arrangements with founder option holders in that company resulting in exchange of these shares for shares in the Company on a one-for-one basis.

The contingent share capital reserve represented the nominal value £30,000 and premium £375,000 on the deferred, conditional shares associated with the acquisition of CPL prior to their issue in 2000. The release from contingent share capital reserve represents the premium on the issue of shares previously classified as shares to be issued (see note 22).

26 Reconciliation of movements in shareholders’ (deficit)/funds

	2002 £’000	2001 £’000	2000 £’000
Loss for the period	(16,083)	(9,891)	(21,220)
Issue of shares	—	—	4,960
Net proceeds from exercise of share options	131	336	105
Premium on shares issued by subsidiary (see note 25)	10	83	127
Net change in shareholders’ (deficit)/funds	(15,942)	(9,472)	(16,028)
Opening shareholders’ funds	15,617	25,089	41,117
Closing shareholders’ (deficit)/funds	(325)	15,617	25,089

27 Related party transactions

During 2000, in the ordinary course of business, the Group was party to various contracts with Oxford Asymmetry International plc a company of which Dr Brimblecombe was Chairman, for the manufacture and supply of materials for certain of the Group’s development projects. All of the contracts were the subject of arm’s length negotiations in which Dr Brimblecombe did not participate and were approved by the Board. The value of contracts awarded to Oxford Asymmetry International plc during 2000 was £87,000 for which payments were made in 2000. On 19 May 2000 Dr Brimblecombe retired from the Board of the Group.

On 7 August 2000, the Company paid Cancer Research Ventures (“CRV”), an associate of the company, £250,000 for a right of first refusal to develop compounds from CRV’s research programme for one year. This amount was repaid as part of the disposal of the Company’s interest in CRV on 6 December 2000.

During 2000 Cerexus Limited was reclassified from an associate to a subsidiary of the Group (see note 14), the Group paid £85,926 to Cerexus Limited to fund research expenditure. In addition, there were balances due from Cerexus Limited amounting to £332,000 when the company was reclassified as a subsidiary, against which there was a provision of £218,948.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

28 Financial commitments

At 31 December 2000, 2001 and 2002 the Group had annual commitments under non-cancellable operating leases as follows:

	2002		2001		2000
	Land and buildings £’000	Other £’000	Land and buildings £’000	Other £’000	Land and buildings £’000	Other £’000
Expiring within one year	—	6	—	15	—	11
Expiring between one and two years	308	8	—	13	—	2
Expiring between two and five years	—	20	270	—	270	63
Expiring in over five years	730	—	869	—	608	—
	1,038	34	1,139	28	878	76

In addition, the Group has committed to undertake certain additional Phase IV studies to prove further the efficacy of frovatriptan. At 31 December 2002, the external costs of these additional trials which are expected to be undertaken during the period to 31 December 2004 are estimated at £8.8 million (2001: £12 million, 2000: £6.7 million).

29 Notes to the consolidated cash flow statement

i) Net cash flow from operating activities

	2002 £’000	2001 £’000	2000 £’000
Operating loss	(19,689)	(11,408)	(22,173)
Loss/(profit) on sale of tangible fixed assets	1	(9)	6
Depreciation	1,081	958	1,296
Write-down of investment in own shares	82	140	270
Amortisation of goodwill and other intangible assets, including amounts written off	2,625	1,791	1,995
Increase in stock	(8)	—	—
Decrease in debtors (excluding accrued interest income)	69	41	555
Increase/(decrease) in creditors (excluding non-operating liabilities)	267	565	(3,251)

Non cash movement arising from loan waiver	(7,537)	—	—
Increase in deferred income	9,117	—	—
Exchange gain	(14)	(3)	(46)
Payments made in respect of fundamental restructuring costs	—	(470)	(1,310)
	(14,006)	(8,395)	(22,658)

ii) Management of liquid resources*

	2002 £’000	2001 £’000	2000 £’000
Net (investment)/disinvestment:
Term deposits	3,602	977	(3,951)
Negotiable bank and building society certificates of deposit	5,248	1,902	12,754
Building society floating rate notes	—	—	1,995
Bank and Building Society bonds	—	—	500
	8,850	2,879	11,298

* The Company includes term deposits of less than a year and readily realisable financial instruments as liquid resources.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

iii) Reconciliation of net cash flow to movements in net funds

	2002 £’000	2001 £’000	2000 £’000
Movement in cash in the period	(38)	43	(535)
Decrease in capital element of finance lease	258	277	341
New finance leases	—	(548)	(282)
New loans	(7,000)	(3,517)	(3,405)
Net disinvestment in liquid resources	(8,850)	(2,879)	(11,298)
Changes in net funds resulting from cash flows	(15,630)	(6,624)	(15,179)
Other non-cash items:
—Loan waiver	7,537	—	—
—Accrued interest on loan	(188)	(490)	—
—Exchange gain	14	3	46
Movement in net funds in the period	(8,267)	(7,111)	(15,133)
Net funds at 1 January	9,956	17,067	32,200
Net funds at 31 December	1,689	9,956	17,067

iv) Analysis of net funds

	At 31 December 2000 £’000	Cash flow £’000	Exchange gain £’000	At 31 December 2000 £’000	Cash flow £’000	Exchange gain £’000	Non cash movements £’000	At 31 December 2001 £’000	Cash flow £’000	Non Cash movements £’000	Exchange gain £’000	At 31 December 2002 £’000
Cash in bank and in hand	542	(535)	—	7	43	—	—	50	(38)	—	—	12
Other current asset investments (Note 16)	32,098	(11,298)	—	20,800	(2,879)	—	—	17,921	(8,850)	—	—	9,071
Short term investments and cash	32,640	(11,833)	—	20,807	(2,836)	—	—	17,971	(8,888)	—	—	9,083
Finance leases	(440)	59	—	(381)	(271)	—	—	(652)	258	—	—	(394)
Debt due within one year	—	—	—	—	(3,517)	3	(3,849)	(7,363)	—	7,349	14	—
Debt due after one year	—	(3,405)	46	(3,359)	—	—	3,359	—	(7,000)	—	—	(7,000)
Net funds	32,200	(15,179)	46	17,067	(6,624)	3	(490)	9,956	(15,630)	7,349	14	1,689

In 2001 non-cash movements in net debt related to interest accrued on the Elan loan. In 2002, this loan and the related accrued interest was waived by Elan giving rise to a further non-cash movement (see note 17).

30 Contingent asset

The Group has stocks of frovatriptan with original cost of approximately £0.6 million (2001: £0.7 million, 2000: £1.2 million) which has previously been expensed. Following the launch of frovatriptan these stocks, which have a significant remaining shelf life, will be capable of realisation at a value in excess of cost. No amounts have been recognised in these financial statements in respect of these stocks.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

31 Summary of differences between UK and US generally accepted accounting principles (“GAAP)

The Group financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments on loss for the financial year and equity shareholders’ funds are set out in the tables below:

Reconciliation of loss for the financial year to US GAAP

			2002 £’000		2001 £’000		2000 £’000
	Notes
Loss for the financial year under UK GAAP			(16,083)		(9,891)		(21,220)
US GAAP adjustments:
Purchase business combinations:
Amortisation of intangible assets, including goodwill	(i	)	1,517		930		929
Revenue recognition	(ii	)	(1,940)		305		305
Stock compensation expense	(iii	)	(759)		(275)		154
Payment to associate company	(iv	)	—		—		146
Investment in marketable securities	(vi	)	1		3		2
Loss for the financial year under US GAAP			(17,264)		(8,928)		(19,684)
Basic and diluted loss per share under US GAAP	(v	)	(40	)p	(21	)p	(49	)p
Weighted average number of shares (in thousands)	(v	)	42,802		42,560		40,169

Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

			2002 £’000	2001 £’000	2000 £’000
	Notes
Equity shareholders’ funds under UK GAAP			(325)	15,617	25,089
US GAAP adjustments:
Purchase business combinations	(i	)	3,018	1,501	571
Revenue recognition	(ii	)	(2,260)	(320)	(625)
Investments in marketable securities available-for-sale	(vi	)	5	13	14
Employee Share Trust	(vii	)	—	(82)	(222)
Equity shareholders’ funds under US GAAP			438	16,729	24,827

(i)	Purchase business combinations

Under UK GAAP, shares issued to acquire Cerebrus Pharmaceuticals Limited (CPL) were valued at the market price at the date of acquisition on 2 December 1999. Under US GAAP, shares issued to acquire CPL were valued at the average market price for the five trading days before and after the announcement of the acquisition on 2 December 1999.

Additionally, US GAAP requires that the purchase price be allocated to all tangible and specifically identifiable intangible assets and liabilities based upon estimated fair value at the date of acquisition. For US GAAP purposes, fair values have been assigned to intangible assets which include in process research and development and patents. The specifically identifiable intangible assets have not been recognised under UK GAAP as they do not meet the criteria for recognition required by FRS 10, “Goodwill and Intangible Assets.”

Under US GAAP the amount of purchase consideration allocated to in-process research and development is written off immediately to the profit and loss account. Under UK GAAP this amount, which is allocated to in-process research and development under US GAAP, is included in goodwill.

The portion of the purchase price assigned to the patents under US GAAP is amortised over the estimated useful economic life.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 eliminates the requirement to amortise goodwill and indefinite-lived intangible assets, requiring instead that those assets be measured for impairment at least annually, and more often when events indicate that an impairment exists. Intangible assets with finite lives will continue to be amortised over their useful lives. SFAS 142 applies to goodwill and intangible assets arising from transactions completed before and after the Statement’s effective date. The Company has adopted this Standard as of January 1, 2002. In applying SFAS 142, the Company has performed the transitional reassessment and impairment tests required as of January 1, 2002 and determined that there was no impairment of goodwill. The Company discontinued amortising these assets on January 1, 2002. The company determined that it did not have any other indefinite lived intangible assets.

Below is the calculation of reported net earnings adjusted for the effect of amortisation expense for the years ended December 31, 2002 and 2001 (in £’000, except as for earnings per share data):

	2002 £’000		2001 £’000		2000 £’000
Net loss as reported	(17,264)		(8,928)		(19,684)
Add back: goodwill amortisation	—		462		462
Add back: assembled workforce amortisation	—		125		125
Adjusted net income	(17,264)		(8,341)		(19,097)

Basic and diluted earnings per share as reported	(40p	)	(21p	)	(49p	)
Add back: goodwill amortisation	—		1p		1p
Add back: assembled workforce amortisation	—		—		—
Adjusted basic and diluted earnings per share	(40p	)	(20p	)	(49p	)

(ii)	Revenue recognition

In previous years under UK GAAP, revenue related to non-refundable up-front fees and non-refundable fees received in connection with the achievement of “milestones” in an effort to obtain regulatory approval of new drugs is recognised upon receipt provided there are no related commitments of the Group. Under US GAAP non-refundable up-front fees are deferred and recognised as revenue over the estimated period of the project and fees earned for the achievement of substantive milestones are recognised when the milestone is achieved and the payment is due and payable. Where non-refundable fees received are not related to substantive milestones, revenue is recognised using percentage-of-completion accounting, that is, revenue is recognised as the lesser of ([costs incurred to date/total expected costs] x total contractual revenue to be received) and the amount that has been received and/or is due and payable. Total expected costs represent the estimated costs to be incurred until the development process is complete and regulatory approval is obtained. In using the percentage-of-completion method, the Group is able to reasonably estimate total expected costs to be incurred until the development process is complete.

(iii)	Stock compensation expense

Under UK GAAP, no expense is recognised for share options in which the exercise price is equal to the market price of the security on the date of grant. Under US GAAP, the Company has elected to follow SFAS 123, “Accounting for Stock-Based Compensation.” Under SFAS 123, equity instruments are required to be valued at fair value and included as compensation in the profit and loss account over the life of the options.

(iv)	Payments to associate company

Under terms of the investment agreement for Cancer Research Ventures (CRV), the Company made annual payments of £250,000 for the right of first refusal of potential drugs being developed by CRV. Under UK GAAP such payments are amortised to research and development expense over the period until the next payment is due, or one year. Under US GAAP the entire payment is expensed when paid as a research and development cost.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

(v)	Loss per share

Earnings per share is based on loss for the financial year under US GAAP as calculated above and on the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trust. The number of shares used in calculating diluted net loss per share is the same since conversion of potential common shares would have an antidilutive effect.

(vi)	Investments in marketable securities available-for-sale

Under UK GAAP, investments in marketable securities are stated at the lower of cost or market value. US GAAP requires that investments in debt and certain equity securities classified as available-for-sale are carried at fair value, with any related unrealized gain or loss recorded as other comprehensive income, a separate component of equity.

(vii)	ESOP Trust

Under UK GAAP, shares held by the ESOP Trust are recorded as fixed asset investments on the balance sheet. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders’ funds.

(viii)	Comprehensive income statement

The requirements of FAS 130 to provide a comprehensive income statement is met by the statement of group total recognised gains and losses.

(ix)	Deferred taxation

Under UK GAAP, provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events, that result in an obligation to pay more tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not, that they will be recoverable. Under US GAAP, deferred taxation is accounted for on all temporary differences and a valuation adjustment is established for deferred tax assets where it is more likely than not that some portion will not be realised. Under UK GAAP, deferred tax assets have not been recorded as it is considered more likely than not that they will not be recovered. Under US GAAP, all deferred tax assets are recognised, however a valuation allowance has been established to the extent that it is not more likely than not that deferred tax assets will be not realised.

(x)	Recently issued accounting pronouncements

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, (“SFAS 144”) “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supercedes SFAS 121 and applies to all long-lived assets including discontinued operations and consequently amends Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business.” SFAS 144 is effective for financial statements issued for fiscal years beginning after 15 December 2001. The adoption of SFAS 144 did not have a material impact on the Company’s consolidated financial information.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The Company is required to adopt the provisions of SFAS 146 for exit or disposal activities initiated after 31 December 2002. The Company does not expect the adoption of SFAS 146 will materially impact the Company’s financial information.

NOTES TO THE FINANCIAL INFORMATION—(Continued)

In November 2002, the Emerging Issues Task Force issued a final consensus on Issue 00-21: “Accounting for Revenue Arrangements with Multiple Deliverables.” Issue 00-21 provides guidance on how and when to recognise revenues on arrangements requiring delivery of more than one product or service. Issue 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after 15 June 2003. Companies may also elect to apply the provisions of Issue 00-21 to existing arrangements and record the income statement impact as the cumulative effect of a change in accounting principle. The Company is evaluating Issue 00-21 to determine the impact on its results of operations.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS 148 amends the transition and disclosure requirements of Statement of Financial Accounting Standard No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” Certain of the disclosure requirements are required for all companies, regardless of whether the fair value method or intrinsic value method is used to account for stock-based employee compensation arrangements. The Company has adopted SFAS 148 for the year ended 31 December 2002. The adoption of SFAS 148 did not have a material impact on the financial information since the company has historically followed the fair value method of accounting for share options under SFAS 123.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a guarantor to recognise, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after 31 December 2002. The Company does not expect that the implementation of FIN 45 to have a material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”),”Consolidation of Variable Interest Entities”, an Interpretation of ARB No. 51. FIN 46 requires that certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after 31 January 2003. For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after 15 June 2003. The Company does not believe that the adoption of this standard will have a material impact on the financial information.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VII

ADDITIONAL INFORMATION

1.	Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors

2.1 The Directors of the Company are as follows:

Peter B. Worrall MA, ACA, Finance Director & Company Secretary, joined Vernalis in 1993 and was appointed to the Board as Finance Director in February 1997. Mr. Worrall is responsible for the financial strategy and for the management of financial operations. Since the resignation of the Company’s Chief Executive Officer in March 2003, he has also taken an overall responsibility for the day to day duties and obligations of the Chief Executive Officer. Prior to joining the Company, Mr. Worrall served as Finance Director of Danby Medical, which was acquired by Baxter Healthcare Corporation in 1993. He has over 22 years’ experience in the healthcare industry, including seven years with Imed Corporation becoming general manager of its UK subsidiary before founding his own company, Isys Medical, which he sold to Danby in 1991. He received a Masters degree in Economics from the University of St Andrews and qualified as a chartered accountant with Arthur Andersen in 1980. Mr. Worrall is 48 and his current term as a Director expires in 2005 at which time he will be eligible for re-election.

Colin T. Dourish PhD, DSc, Senior Vice President Research & Chief Scientific Officer, joined the Board of Vernalis following the acquisition of Cerebrus in December 1999. He was a co-founder of Cerebrus in 1995 and has over 25 years’ experience in neuroscience research and drug discovery for neurological, psychiatric and eating disorders. Dr. Dourish is head of the research division and is primarily responsible for establishing the research strategy and directing the research activities. He worked for Merck, Sharp and Dohme from 1986–1991 before joining Wyeth Research where he became Director of Neuropharmacology. He is visiting Professor of Psychopharmacology at the University of Durham, visiting Professor of Neuroscience and Psychological Medicine at Imperial College of Science Technology and Medicine and a William Pitt Fellow of Pembroke College Cambridge. Dr. Dourish is 47 and his current term as a Director expires in 2005 at which time he will be eligible for re-election.

John B Hutchison PhD, MBChB, FRCP, FFPM, Senior Vice President Development & Chief Medical Officer, was appointed a Director of Vernalis in February 2000 and is responsible for drug development at the Company. This involves taking potential new therapies from early pre-clinical testing through to registration and commercialisation. He was previously a main Board Director of Cerebrus where he was also responsible for drug development since joining the company in 1997. Dr. Hutchison began his industrial career 15 years ago as a Clinical Pharmacologist with Fisons, before moving to Experimental Medicine within Astra Pharmaceuticals Ltd. In addition to being a UK registered physician, Dr. Hutchison has a first class Honours degree in Human Physiology and a PhD in Neuroscience from the University of Liverpool. Dr. Hutchison is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine in London. Dr. Hutchison is 47 and his current term as a Director expires in 2005 at which time he will be eligible for re-election.

George M Kennedy CBE, Non-Executive Chairman, was appointed Non-Executive Chairman in May 2000. He was previously with Smiths Industries PLC from 1973 to 2000, where he was appointed to the Board in 1983, becoming Executive Director and Chairman of the Medical Division. His other current appointments include non-executive chairman of Carclo PLC and Isotron PLC and Chairman of the Inprint Group, a privately held specialist printing company and Chairman of Eschmann Holdings Limited, a manufacturer of medical equipment. In August 2000 he was appointed by the DTI as Chairman of the Trade Advisory Group for Africa and the Middle East. He was awarded a CBE in 1997 for services to the healthcare industry and exports. Mr. Kennedy is 62 and his current term as a Director expires in 2004 at which time he will be eligible for re-election.

Carol C Ferguson, MA, CA, Non-Executive Director, was appointed to the Board in May 2002. She is a chartered accountant who began her investment career with Wood McKenzie, the Edinburgh stockbrokers, becoming a partner in 1984. Her most recent position was as Finance Director for Timney Fowler, a textiles company. Her current appointments include the Dental Practice Board, where she is a non-executive director and chairs the Audit Committee, and the Chartered Accountants Compensation Scheme where she is a non-executive director. She is also a non-executive director of Gartmore Smaller Companies Investment Trust plc and a member of the Executive Committee of the Association of Investment Trusts. Carol has a Masters degree in Philosophy and Economics from St Andrews University and was admitted as a member of the Institute of Chartered Accountants of Scotland in 1973. Ms. Ferguson is 56 and her current term as a Director expires in 2003 at which time she will be eligible for re-election.

Marvin E Jaffe, BS MD, Non-Executive Director, was appointed to the Board in March 1998. He began his industrial career at Merck in 1970 and spent 18 years with the company, with responsibility for the worldwide medical group. From 1988 until 1994 Dr Jaffe was President of the RW Johnson Pharmaceutical Research Institute, a Johnson & Johnson company. He is currently a non-executive director of a number of bio-pharmaceutical companies including Celltech Group plc, Allos Pharmaceuticals Inc and Immunomedics Inc. He graduated from Temple University and received his medical degree and specialist training in Neurology at the Jefferson Medical College in Philadelphia. He is a Fellow of the Royal Society of Medicine and the past President of the Royal Society of Medicine Foundation in the US. Dr. Jaffe is 66 and his current term as a Director expires in 2004 at which time he will be eligible for re-election.

Peter R Read, CBE, FRCP, FFPM, Non-Executive Director, joined the Board in March 1998. He is a former Chairman of the Hoechst Group of Companies in the UK and a past President of the Association of the British Pharmaceutical Industry. Current appointments include Chairman of Synaptica Limited, Non-Executive Director of Celltech Group plc, SSL International plc and Innogenetics Group. He is a Board Member of the South East of England Development Agency and chairs their Business Board. Dr. Read qualified in medicine at the University of London. He is a Fellow of the Royal College of Physicians and of the Faculty of Pharmaceutical Medicine. In January 2000 he was awarded a CBE for services to the pharmaceutical industry. Dr. Read is 64 and his current term as a Director expires in 2004 at which time he will be eligible for re-election.

2.2 The business address of all the Directors is Oakdene Court, 613 Reading Road, Winnersh, Wokingham, Berkshire, RG41 5UA.

3.	Incorporation

Vernalis was incorporated and registered in England and Wales on 13 December 1995 under the name of Intercede 1162 Limited with registered number 3137449. Vernalis changed its name to Vanguard Medica Group Limited on 6 March 1996 and was re-registered on 3 April 1996 as a public limited company under the Companies Act 1985 under which it operates. The Company changed its name to Vernalis Group plc on 19 May 2000. Its registered office and principal place of business is at Oakdene Court, 613 Reading Road, Winnersh, Wokingham, Berkshire RG41 5UA.

4.	Share Capital

4.1 At the annual general meeting of the Company held on 24 May 2002, by the passing of two ordinary and two special resolutions respectively:

(a)	the authorised share capital of the Company was increased by £1,500,000 to £7,500,000 by the creation of an additional 15,000,000 ordinary shares of 10 pence each ranking pari passu in all respects as one class of shares with the existing shares in the capital of the Company;

(b)	the Directors were generally and unconditionally authorised, pursuant to section 80 of the Act, to exercise all the powers of the Company to allot relevant securities (as defined for the purposes of section 80(2) of the Act) up to an aggregate nominal amount of £1,429,333 to expire on 24 May 2007 (unless previously renewed, varied or revoked by the Company in general meeting) save that the Company may before such expiry or the expiry of any renewal of this authority make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority had not expired;

(c)

the Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined for the purposes of section 89 to 96 of the Act) for cash pursuant to the general authority to allot relevant securities (referred to in paragraph (b) above) as if the provisions of section 89(1)

of the Act did not apply to any such allotment, provided that this power is limited to:

(i)	the allotment of equity securities in connection with an issue or offer to or in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of such holders of ordinary shares on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any other stock exchange in any territory or in relation to fractional entitlements or by virtue of shares being represented by depository receipts or otherwise howsoever; and

(ii)	the allotment (otherwise than pursuant to paragraph (a) above), of equity securities having, in the case of relevant shares, a nominal amount in aggregate of or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £214,400, such authority to expire on the earlier of the conclusion of the next annual general meeting of the Company and 24 August 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power had not expired; and

(d)	the Directors were empowered pursuant to section 95 of the Act to allot equity securities (as defined for the purposes of Section 89 to 96 of the Act) for cash pursuant to the general authority to allot relevant securities referred to in paragraph (a) above as if the provisions of section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities having, in the case of relevant shares, a nominal amount in aggregate of or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate the sum of £214,400 which is to be used in connection with a commercial alliance or collaboration where the allotment of shares is to the counterparty (or an affiliate) to the alliance or collaboration (at or above market price) and this authority shall expire on the earlier of the conclusion of the next annual general meeting of the Company and 24 August 2003, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power had not expired.

4.2 Changes in the amount of the issued capital of the Company during the three years preceding the date of this document are as follows:

Date of Issue	Number of shares issued	Price	Allottee (Terms of Issue)
11 May 2000	40,786	20,393 @ 59p 20,393 @ 10p	J Vane(1)
15 June 2000	40,786	20,393 @ 59p 20,393 @ 10p	Sir David Jack(1)
10 July 2000	40,786	20,393 @ 59p 20,393 @ 10p	B Duncan(1)
21 July 2000	20,393	10p	C Smith(1)
31 July 2000	20,393	118p	D Wood(1)
11 August 2000	107,062	76,473 @ 118p 30,589 @ 59p	R W Brimlecombe(1)
6 October 2000	479	148p	D Arnold(2)
6 October 2000	2,577	148p	K Balchin(2)
6 October 2000	1,031	148p	J Brown(2)
6 October 2000	2,577	148p	A Schultz(2)
16 October 2000	2,753	148p	Madlen E(2)
16 November 2000	2,000	185p	A Schultz(3)
18 December 2000	2,000,000	248p	Elan shares(4)
20 December 2000	500	185p	W Hobby(3)
3 January 2001	1,414	1,241 @ 148p 173 @ 202p	S Isherwood(2)
3 January 2001	4,000	232p	A Schultz(3)
11 January 2001	5,000	118p	S Isherwood(3)
12 January 2001	3,000	2,000 @ 232p 1,000 @ 185p	P Cove(3)
16 January 2001	101,964	118p	G Acton(3)
18 January 2001	7,000	185p	G Eaton(3)
30 January 2001	10,196	118p	J Hutchison(3)
30 January 2001	1,013	828 @ 148p 185 @ 202p	P Cove(2)
13 February 2001	3,459	148p	P Buchan(2)
21 February 2001	2,767	148p	M Hoggan(2)
5 March 2001	2,520	2,075 @ 148p 445 @ 202p	P Harris(2)
15 March 2001	3,636	148p	P Astbury(2)
27 March 2001	581	148p	I Akroyd(2)
27 March 2001	3,636	148p	P Gray(2)
27 March 2001	3,636	148p	J Hutchison(2)
27 March 2001	3,636	148p	C Siepl(2)
2 April 2001	3,636	202p	M Gamlen(2)
2 April 2001	123	202p	V Keywood(2)
5 April 2001	3,500	185p	C Siepl(3)
18 April 2001	3,814	148p	S Hart(2)
30 April 2001	1,932	148p	L Kuner(2)
27 June 2001	30,589	118p	S Waterman(3)
30 July 2001	4,379	4,079 @ 118p 300 @ 185p	J Brown(3)
13 August 2001	4,361	148p	C Keywood(2)
29 August 2001	8,158	4,079 @ 59p 4,079 @ 118p	K Balchin(3)
7 September 2001	4,530	148p	J Lock(2)
15 October 2001	20,393	118p	S Hart(3)
13 November 2001	5,196	118p	S Isherwood(3)
27 November 2001	4,165	148p	C Jones(2)
3 December 2001	3,059	118p	L Kuner(3)
3 December 2001	30,589	118p	W Asscher(1)
21 December 2001	45,884	118p	J Vane(1)
10 January 2002	5,233	148p	N Heightman(2)
27 February 2002	20,393	59p	C Smith(1)
14 June 2002	101,964	118p	N Heightman(3)
20 February 2003	15,295	118p	E Anggard(1)

(1)	Shares exercised pursuant to terms of founder options
(2)	Shares exercised under the terms of the Vanguard Medica Group Savings-Related Share Option Scheme (see paragraph 8.4 of this Part VII)
(3)	Shares exercised under the terms of the Vanguard Medica Group Company Share Option Plan (see paragraphs 8.5 and 8.6 of this Part VII)
(4)	Shares issued pursuant to the terms of a subscription agreement dated December 2000. The shares were issued at a price per share equal to the average of the closing middle market prices for the Ordinary Shares as quoted on the Official List for the 5 business days prior to the date of the subscription agreement.

4.3 As at 30 April 2003 (being the latest practical date prior to the publication of this document), the following options over Ordinary Shares had been granted to the Directors and remained outstanding:

Director		No. Ordinary Shares under Option	Option Price(p)	Earliest Exercise Date	Latest Exercise Date
P B Worrall		50,982	59p	7 Apr 1997	6 Apr 2004
		50,982	59p	2 Dec 1997	1 Dec 2004
		25,712	462p	12 Sep 1999	11 Sep 2003
		5,098	669p	7 Mar 2000	6 Mar 2004
		53,500	216p	7 Jul 2003	6 Jul 2010
		62,000	221p	9 Jul 2004	8 Jul 2011
		75,000	145p	2 Apr 2005	1 Apr 2012
		100,000	102.5p	3 Jan 2006	2 Jan 2013
	Total	423,274
M E Jaffe		10,196	118p	1 May 1999	30 Apr 2003
	Total	10,196
C T Dourish		11,881	252.5p	20 Mar 2003	19 Mar 2010
		38,119	252.5p	20 Mar 2003	19 Mar 2010
		53,500	216p	7 Jul 2003	6 Jul 2010
		62,000	221p	9 Jul 2004	8 Jul 2011
		3,443	98p	1 Dec 2006	31 May 2007
		75,000	145p	2 Apr 2005	1 Apr 2012
		80,000	102.5p	3 Jan 2006	2 Jan 2013
	Total	323,943
J B Hutchison		11,881	252.5p	20 Mar 2003	19 Mar 2010
		38,119	252.5p	20 Mar 2003	19 Mar 2010
		53,500	216p	7 Jul 2003	6 Jul 2010
		4,795	202p	25 May 2003	24 Nov 2003
		62,000	221p	9 Jul 2004	8 Jul 2011
		50,000	145p	2 Apr 2005	1 Apr 2012
		100,000	102.5p	3 Jan 2006	2 Jan 2013
	Total	320,295
	Total	1,077,708

The options identified in this paragraph 4.3 were all granted for nil consideration (Sharesave options were only granted on the basis that the Director entered into an approved savings contract).

4.4 (a) The following table shows the authorised and issued share capital of Vernalis at the date of this document:

Ordinary Shares of 10p each	Number	£
Authorised	75,000,000	7,500,000
Issued and fully paid	42,997,265	4,299,727

(b)	The following table shows the authorised and issued share capital of Vernalis immediately following the Placing and Open Offer assuming the share capital is increased by £5 million, the Directors are authorised to allot shares up to £4.5 million at the EGM and all the New Ordinary Shares are allotted:

Ordinary Shares of 10p each	Number	£
Authorised	125,000,000	12,500,000
Issued and fully paid	87,441,710	8,744,171

(c)	The Ordinary Shares are, and the New Ordinary Shares will be, fully paid. New Ordinary Shares will rank pari passu in all respects with the Ordinary Shares now in issue including the right to receive all dividends and distributions hereafter declared, made or paid. The New Ordinary Shares are capable of being held in the CREST system in uncertificated form.

4.5 All of the issued existing Ordinary Shares are listed on the Official List and traded on the London Stock Exchange and are all in certificated form or traded within CREST and capable of being held within the CREST system. The London Stock Exchange is the only exchange on which Ordinary Shares, including the New Ordinary Shares for which listing is sought, are or will be listed. The New Ordinary Shares will be in registered form.

4.6 The closing mid-market quotations for an Ordinary Share as derived from the Official List for the first dealing day in each of the six months prior to the date of this document and for the last dealing day before the announcement of the Placing and Open Offer were as follows:

Date	Share Price
2 September 2002	32p
1 October 2002	50.5p
1 November 2002	83p
2 December 2002	105p
2 January 2003	102.5p
3 February 2003	134p
3 March 2003	117.5p
1 April 2003	31.5p
30 April 2003	40p

4.7 Save as disclosed in this paragraph 4 and paragraph 8 of this Part VII, no share or loan capital of any member of the Vernalis Group is under option or has been agreed, conditionally or unconditionally, to be put under option.

4.8 The New Ordinary Shares have not been marketed, nor are they being made available in whole or in part, to the public save as pursuant to the Open Offer.

5.	Memorandum and Articles of Association

5.1 Memorandum of Association

The objects of Vernalis are set out in full in clause 4 of the Memorandum of Association of Vernalis, which provides that Vernalis’ principal object is to carry on business as a holding company and investment company. A copy of the Memorandum may be inspected at the address specified in paragraph 3.

5.2 Articles of Association

The Articles of Association of Vernalis (the “Articles”) were adopted pursuant to a special resolution of Vernalis passed on 1 May 1996 and amended by a special resolution of Vernalis passed on 19 May 2000. The Articles contain provisions, inter alia, to the following effect:

(a)	Rights attaching to shares

(i)	Voting rights

Subject to any rights or restrictions attached to any shares and to any other provisions of the Articles, at any general meeting on a show of hands every member who is present in person will have one vote and on a poll every member will have one vote for every share of which he is the holder. On a poll, votes may be cast either personally or by proxy and a member may appoint more than one proxy to attend on the same occasion. There are no special restrictions attaching to the Ordinary Shares.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and seniority will be determined by the order in which the names of the holders appear in the register of members of Vernalis.

Unless the Board otherwise determines, no member, or person to whom any of that member’s shareholding is transferred other than by a transfer approved under the Articles, may vote at any general meeting or at any separate meeting of holders of any class of shares in Vernalis either in person or by proxy: (i) in respect of any share in Vernalis held by him unless all monies presently payable by him in respect of that share have been paid; or (ii) in respect of any share comprised in relevant share capital (as defined in section 198(2) of the Act) held by him if he or any other person appearing to be interested in the share has been given a notice under section 212 of the Act and has failed to give Vernalis the information required by the notice within the applicable period and Vernalis has then given the holder of those shares a further notice (“Restriction Notice”) to the effect that from the service of the Restriction Notice those shares will be subject to such restrictions.

(ii)	Dividends and other distributions

Subject to the provisions of every statute for the time being in force concerning companies and affecting Vernalis (the “Statutes”), Vernalis may by ordinary resolution declare dividends in accordance with the respective rights of the members but not exceeding the amount recommended by the Board. If it appears to the Board that such payments are justified by the financial position of Vernalis, the Board may pay: (i) interim dividends; or (ii) at intervals settled by it any dividend payable at a fixed date.

Except insofar as the rights attaching to any share otherwise provide, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in which the dividend is paid.

Dividends may be declared or paid in any currency and, if authorised by an ordinary resolution of Vernalis, satisfied wholly or partly by the distribution of assets. The Board may, if authorised by an ordinary resolution of Vernalis, offer the holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash for all or part of the dividend specified by that ordinary resolution.

Vernalis may stop sending any cheque or warrant through the post for any dividend or other monies payable in respect of a share if in respect of at least two consecutive dividends the cheques or warrants have been returned undelivered or remain uncashed. Vernalis must resume sending cheques or warrants if the Shareholder or person entitled by transmission claims the arrears.

Any dividend unclaimed for 12 years from the date when it became due for payment will be forfeited and revert to Vernalis.

In a winding up, a liquidator may, with the sanction of a special resolution of Vernalis and of any other sanction required by the Statutes, divide among the members the whole or any part of the assets of Vernalis (whether the assets are of the same kind or not) or vest the whole or any part of the assets in trustees upon such trust for the contributories as the liquidator, with the like sanction, shall determine. No member shall be compelled to accept any assets upon which there is a liability.

Unless the Board determines otherwise, no member holding shares representing 0.25 per cent. or more in nominal value of the issued shares of any class of share capital of Vernalis will be entitled to receive payment of any dividend or other distribution if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Act and has failed to give Vernalis the information required by the notice within the applicable period and Vernalis has then given the holder of those shares a Restriction Notice to the effect that from the service of the Restriction Notice those shares will be subject to such restrictions.

(b)	Variation of Rights

Subject to the Statutes, all or any of the rights attached to any class of share may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. The provisions of the Statutes and of the Articles relating to general meetings will mutatis mutandis apply to any such separate meeting, except that: (i) the necessary quorum will be a person or persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, will be any such holder who is present in person or by proxy whatever the number of shares held by him; (ii) any holder of shares of that class present in person or by proxy may demand a poll; and (iii) every holder of shares of that class will, on a poll, have one vote in respect of every share of that class held by him.

(c)	Transfer of shares

Subject to such restrictions of the Articles as may be applicable, a member may transfer all or any of his shares by an instrument of transfer in any usual form or in any other form which the Board may approve. A transfer must be executed by or on behalf of the transferor and (unless the share is fully paid) by or on behalf of the transferee. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

The Board may refuse to register the transfer of a share which is not fully paid without giving any reason for so doing, provided that where such shares are admitted to the Official List such discretion may not be exercised in such a way as to prevent dealings in shares of that class from taking place on an open and proper basis.

The Board may also refuse to register the transfer of a share if: (i) it is not lodged, duly stamped (if necessary), at the registered office of Vernalis or at such other place as the Board may appoint and accompanied by the certificate for the shares to which it relates (where a certificate has been issued in respect of the shares) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; (ii) it is not in respect of one class of share only; (iii) it is not in favour of four or less transferees; or (iv) it is in favour of a minor, bankrupt or person of mental ill health.

If the Board refuses to register a transfer, it will, within two months of the date on which the transfer is lodged, send to the transferee a notice of refusal. The registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any calendar year) as the Board may determine.

No fee will be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share. Any instrument of transfer which is registered may be retained by Vernalis, but any instrument of transfer which the Board refuses to register will be returned to the person lodging it when notice of the refusal is given.

The Board may decline to register a transfer of all or any of the shares of a member holding shares representing 0.25 per cent. or more in nominal value of the issued shares of any class of relevant share capital (as defined in section 198(2) of the Act) in Vernalis, otherwise than pursuant to an arm’s length sale (as defined in the Articles), if he or any person appearing to be interested in such shares has been given a notice under section 212 of the Act and has failed to supply Vernalis with the information required by the notice within the applicable period and Vernalis has then given the holder of those shares a restriction notice to the effect that from the service of the restriction notice those shares will be subject to such restrictions.

(d)	Alteration of capital

Vernalis may by ordinary resolution increase, consolidate, divide and subject to the Statutes subdivide its share capital and cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of the share capital by the amount of the shares so cancelled. Subject to the Statutes, Vernalis may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or other undistributable reserve in any manner.

(e)	Untraced shareholders

Vernalis may sell at the best price reasonably obtainable any shares of a holder or any shares to which a person is entitled by transmission after: (i) giving notice of its intention to do so by two advertisements; (ii) waiting for three months after the later of the dates of such advertisements (if published on different dates); and (iii) notifying the London Stock Exchange of its intention to sell, if for a period of at least twelve years (the “Qualifying Period”) no cheque or warrant sent by Vernalis has been cashed and during that period at least three cash dividends have become payable and have not been claimed and Vernalis has not received any communication during the Qualifying Period, or the period of three months after the later of the dates of the advertisements (if published on different dates), from the holder of the shares or any person entitled to them by transmission. Upon any such sale, Vernalis will become indebted to the former holder or person entitled by transmission for an amount equal to the net proceeds of sale.

(f)	Record date for service

Any notice or other document may be served or delivered by Vernalis by reference to the register of members of Vernalis as it stands at any time not more than 15 days before the date of service or delivery and no change in the register of members after that time will invalidate that service or delivery. Where any notice or other document is served on or delivered to any person in respect of a share no person deriving any title or interest in that share will be entitled to any further service or delivery of that notice or document.

(g)	Shareholders resident abroad

Any Shareholder with a registered address outside the United Kingdom is not entitled to receive notices or other documents from Vernalis unless he has given Vernalis an address within the United Kingdom at which such notices or other documents may be served on or delivered to him.

(h)	Directors

(i)	Age of Directors

No person will be disqualified from being appointed a director, and no director will be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor will it be necessary by reason of his age to give special notice under the Statutes of any resolution. Where the board convenes any general meeting of the Company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who will have attained the age of 70 years or more at the date for which the meeting is convened, the board will give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so will not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

(ii)	Retirement of directors by rotation

At every annual general meeting, one-third (as nearly as possible) of the directors who are subject to retirement by rotation will retire and if there are fewer than three directors subject to retirement by rotation they all will retire by rotation and be eligible for re-election.

Subject to the Statutes and to the Articles, the directors to retire will be those who have been longest in office but, as between those who were appointed or re-appointed on the same day, those to retire will be selected by lot or otherwise agreed amongst themselves. The directors to retire (both as to number and identity) will be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director will be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after the date of notice but before the close of the meeting.

(iii)	Remuneration of directors

Each of the directors will be paid a fee for his services at such rate as may from time to time be determined by the board or by a committee authorised by the board provided that the aggregate of such fees (excluding any amounts payable under any other provision of the Articles) will not exceed £150,000 per annum or such higher amount as the Company, by ordinary resolution, may determine from time to time. Directors’ fees will be deemed to accrue from day to day.

The directors may be paid all travelling, hotel and other expenses properly incurred by them in the conduct of the Company’s business performing their duties as directors including all such expenses incurred in connection with attendance at meetings of the board or any committee authorised by the board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company.

In addition, any director who is appointed to any executive office or who serves on any committee of the the board or who at the request of the board performs special services or goes or resides abroad for any purposes of the Company (unless the Company by ordinary resolution determines otherwise) will receive such remuneration by way of salary, commission, participation in profits or otherwise as the board or any committee authorised by the board will determine.

(iv)	Pensions and gratuities for directors

The board or any committee authorised by the board may exercise all the powers of the Company to provide benefits, whether by payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any director or former director who holds or has held but no longer holds any executive office, other office, place of profit or employment with the Company or a member or former member of the group or a predecessor or former member in business of the Company or any member of the group and for any member of his family or other dependants and may establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons. No director or former director will be accountable for any benefit so provided and the receipt of any such benefit will not disqualify him from being or becoming a director.

(v)	Permitted interests of directors

Subject to the Statutes, and provided he has declared the nature of his interest to the board (if he knows of it), a director is not disqualified by his office from contracting with the Company in any manner nor is any contract in which he is interested liable to be avoided and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office.

A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director and may be paid such additional remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other Articles. A director may also be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested and will not be liable to account to the Company or the members for any remuneration or benefits received by him.

(vi)	Restrictions on voting

Except as mentioned below, a director will not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of or otherwise in or through the Company) or duty which (together with any interest of a person connected with him, as described in the Articles) is material and if he does so vote, his vote will not be counted.

A director will be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters, namely:

(1)	the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(2)	the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(3)	his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of the Company or any of its subsidiary undertakings or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures or other securities by the Company or any of its subsidiary undertakings for subscription, purchase or exchange;

(4)	any contract concerning any company, not being a company in which the director owns 1 per cent. or more (as defined in the Articles), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

(5)	any contract concerning the adoption, modification or operation of a superannuation fund, retirement, death or disability benefit scheme or personal pension scheme which relates both to directors and employees of the Company or of any of its subsidiaries and which has either been approved by or is subject to and conditional upon approval by the Board of the Inland Revenue for taxation purposes or which does not accord to any director as such any privilege or advantage not accorded to the employees to which such fund or scheme relates;

(6)	any contract for the benefit of employees of the Company or any of its subsidiaries under which he benefits in a similar manner as the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(7)	any contract concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors or for persons who include directors.

A director will not vote on, or be counted in the quorum in relation to, any resolution of the board concerning his own appointment as the holder of any office or place or profit with the Company or any company in which the Company is interested, including settling or varying the terms, or the termination, of his appointment.

(viii) Borrowing and other powers

Subject to the Statues, to the Memorandum and Articles of Association and to any directions given by the Company in general meeting by special resolution, the business of the Company will be managed by the board which may exercise all the powers of the Company. In particular, the board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. The board will restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only insofar as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Company and its subsidiary undertakings (“group”) (exclusive of borrowings owing by one member of the group to another member of the group) will not at any time without the previous sanction of any ordinary resolution of the Company exceed an amount equal to the greater of £30 million or three times the adjusted capital and reserves (as defined in the Articles).

6.	Directors’ and other interests

6.1	Save as set out in this paragraph 6 or paragraph 4.3, no Director nor any member of his immediate family nor any other connected persons within the meaning of section 346 of the Act is interested (either beneficially or non-beneficially) in any share capital of Vernalis, the existence of which is known or could with reasonable diligence be ascertained by that Director.

6.2	The following table shows the interests relating to securities in Vernalis as at 30 April 2003 (the latest practicable date prior to the publication of this document) which (a) have been notified by each Director to Vernalis pursuant to section 324 or section 328 of the Act, (b) are required pursuant to section 325 of the Act to be entered in the register referred to therein; or (c) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known or could with reasonable diligence be ascertained, by that Director.

	Existing issued share capital		Issued share capital immediately following the Placing and Open Offer(1)
	Number of Ordinary Shares	Percentage %	Number of Ordinary Shares	Percentage %
G M Kennedy	20,000	0.05	34,000	0.04
J B Hutchison (see note 2)	24,467	0.06	41,593	0.05
P B Worrall	67,320	0.16	114,444	0.13
M E Jaffe	5,000	0.01	8,500	0.01
P R Read	3,000	0.01	5,100	0.01
C T Dourish	77,061	0.18	131,003	0.15
C C Ferguson (see note 3)	19,000	0.04	32,300	0.04

Notes

(1)	Assumes take up of full entitlements under the Open Offer
(2)	Includes shares held by nominee
(3)	Shares held by nominee

6.3 As at 30 April 2003 (the latest practicable date prior to the publication of this document) Vernalis had been notified pursuant to the provisions of the Act or was otherwise aware of the following interests representing 3 per cent. or more of the issued share capital of Vernalis:

	Existing issued share capital		Issued share capital immediately following the Placing and Open Offer(1)
	Number of Ordinary Shares	Percentage %	Number of Ordinary Shares		Percentage %
Amvescap plc(2)	11,989,000	27.88	24,381,520	(3)	27.88
Hermes Administration Services Limited—Britel	2,268,848	5.28	3,857,041		4.41
—Consignia	1,399,950	3.25	2,379,915		2.72
Jupiter Asset Management Limited	3,346,096	7.78	5,688,363		6.51
FMR Corporation	2,453,768	5.71	4,171,405		4.77
MPM Capital LP	1,800,000	4.19	3,060,000		3.50
Legal & General Investment Management	1,336,949	3.11	2,272,813		2.60

(1)	Assumes take up of full entitlements under the Open Offer
(2)	Includes Ordinary Shares held by Invesco Perpetual International Core Fund and Invesco Perpetual UK Growth Fund. Invesco Asset Management Limited, the investment manager to these funds, is a subsidiary undertaking of Amvescap plc.
(3)	In addition to take up of full entitlements under the Open Offer, assumes take up of 4,000,220 New Ordinary Shares under the Firm Placing by Invesco Asset Management Limited.

6.4 Save as disclosed above, the Directors are not aware of any person who, directly or indirectly, is interested in three per cent. or more of Vernalis’ issued share capital.

6.5 Save as disclosed in paragraph 6.2, no Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year or which was effected by any member of the Group during any earlier financial year and which remains in any respect outstanding or unperformed.

6.6 Save as set out below, no directorships of any company, other than Vernalis or its subsidiaries, have been held or occupied over the previous five years by any of the Directors, nor over that period have any of the Directors been a partner in any partnership.

Current directorships

(i)	George Kennedy	Carclo plc; Inprint Group; Eschmann Holdings Limited, Isotron plc.

(ii)	Carol Ferguson	Gartmore Smaller Companies Investment Trust plc; Institute of Chartered Accountants Compensation Scheme Limited; Dental Practice Board.

(iii)	John Hutchison	None.

(iv)	Colin Dourish	None.

(v)	Peter Worrall	None.

(vi)	Marvin Jaffe	Celltech Group plc; Allos Pharmaceuticals Inc; Immunomedics Inc.

(vii)	Peter Read	Celltech Pension Trustees Limited; Celltech Group plc; South East of England Development Agency; Synaptica Limited; Innogenetics NV; Research Defence Society Ltd; SSL International Group plc.

Directorships held during the last five years but not current

(i)	George Kennedy	Avon Medicals Limited; Concord Laboratories Limited;
Eschmann Bros & Walsh Limited; HG Wallace Limited;
Medical Assist Limited; Portex Limited; SI Executive Trustees
Limited; SI Pension Nominees Limited; SI Pension Trustees
Limited; SI Senior Management Trustees Limited; SIM
Trustees Limited; Simcare Limited; Simcare Manufacturing
Limited; SIMS Graseby Limited; SIMS Medical Distribution
Limited; SIMS Pneupac Limited; SIMS Portex Limited;
Smiths Industries Medical Systems Limited; Smiths Industries
Public Limited Company; NHS Trust; Medical Devices Agency.

(ii)	Carol Ferguson	Timney Fowler Limited; The Anastasia Society Limited.

(iii)	John Hutchison	Cerebrus plc.

(iv)	Colin Dourish	Cerebrus plc; Neuraxis Limited.

(v)	Peter Worrall	None.

(vi)	Marvin Jaffe	Titan; Matrix Pharmaceuticals Inc.

(vii)	Peter Read	HMR AG Investments Limited; Hoechst Holdings Limited;
Hoechst Roussel Vet Limited; AH Cox & Company Limited;
Association of the British Pharmaceutical Industry; Chemical
Industries Association Limited; Dade Behring UK Limited;
Datapharm Communications Limited; Hoechst UK Limited;
Hoechst Roussel UK Limited; Cox Investments Limited;
Hoechst Marion Roussel Limited; Hoechst Schering AgrEvo
UK Limited; Hoechst Agriculture; Roussel Laboratories
Limited; Medeva plc; Centre for Medicines Research
International; Behring Diagnostics UK Limited.

6.7 At the date of this document:

(a)	no Director had any unspent convictions in relation to indictable offences;

(b)	no Director had any bankruptcy or individual voluntary arrangement;

(c)	no Director was a director of a company which was subject to receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement, composition or arrangement with creditors generally or a class of creditors of any company, where any director held an executive function at the time of or within the 12 months preceding such event;

(d)	no Director was a partner of any partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of any such partnership;

(e)	no assets of any Director or partnership of which the Director was a partner at the time or within 12 months of such event have been subject to receivership;

(f)	no Director had received any public criticism by any statutory or regulatory authority (including any designated professional body); or

(g)	no Director had ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

7.	Vernalis Directors’ agreements and emoluments

7.1 The following are details of the service contracts of the Directors:

(a)	Peter Brian Worrall has a service contract with Vernalis Group plc dated 9 April 1997 and he is stated to have commenced employment on 1 September 1993. His service contract is terminable on 12 months’ written notice from Vernalis or on six months’ written notice from him (Vernalis retains the right to pay salary and a salary supplement in lieu of notice) and provides for automatic termination on him reaching the age of 60 years. His salary is £177,000 per annum. He is eligible to receive a performance bonus of up to (but not necessarily all of) 35 per cent. of his salary earned during the bonus year, which runs to 31 December. He is also entitled, by way of benefits, to medical insurance, life assurance and a salary supplement equal to 25 per cent. of his salary from which he may make his own arrangements regarding a car and a pension. If, during the period of 12 months from the date on which:

(i)	any person, firm or company has obtained control of Vernalis (as defined in section 840 of ICTA); and

(ii)	any offer such person, firm or company has made to acquire shares in the capital of any holding company of Vernalis is declared unconditional in all respects,

either Vernalis or Peter Brian Worrall serves notice to terminate his contract, Vernalis shall forthwith make the payment of an amount equal to 12 months’ salary and salary supplement in lieu of notice.

(b)	Colin Trevor Dourish has a service contract with Vernalis Group plc dated 24 February 2000 and he is stated to have commenced employment on 1 October 1995. His service contract is terminable on 12 months’ written notice from Vernalis or on six months’ written notice from him on or after 1 July 2000 (Vernalis will retain the right to pay salary and a salary supplement in lieu of notice) and will provide for automatic termination on him reaching the age of 60 years. His salary is £170,000 per annum. He is eligible to receive a performance bonus of up to (but not necessarily all of) 35 per cent. of his salary earned during the financial year of the Company, which runs to 31 December. He is also entitled, by way of benefits, to medical insurance, life assurance and a salary supplement equal to 25 per cent. of his salary from which he may make his own arrangements regarding a car and a pension. The Company currently pays £25,500 per annum on his behalf into a pension plan. These pension plan payments are deducted from the 25 per cent. salary supplement paid by the Company. If, during the period of twelve months from the date on which:

(i)	any person, firm or company has obtained control of Vernalis (as defined in section 840 of ICTA); and

(ii)	any offer such person, firm or company has made to acquire shares in the capital of any holding company of Vernalis is declared unconditional in all respects,

either Vernalis or Colin Trevor Dourish serves notice to terminate his contract, Vernalis would then forthwith make the payment of an amount equal to 12 months’ salary and salary supplement in lieu of notice.

(c)

John Blundell Hutchison has a service contract with Vernalis Group plc dated 12 April 2000 and he is stated to have commenced employment on 4 August 1997. His service contract is terminable on 12 months’ written notice from Vernalis or on six months’ written notice from him on or after 1 July 2000 (Vernalis will retain the right to pay salary and a salary supplement in lieu of notice) and will provide for automatic termination on him reaching the age of 60 years. His salary is £150,000 per annum. He is eligible to receive a performance bonus of up to (but not necessarily all of) 35 per cent. of his salary earned during the financial year of the Company, which runs to 31 December. He is also entitled, by way of benefits, to medical insurance, life assurance and a salary supplement equal to 25 per cent. of his salary from which he may make his own arrangements regarding a car and a pension. The Company currently pays £22,500 per annum on his behalf into a pension plan. The pension plan payment is deducted from the 25 per cent. salary supplement paid by the Company. If, during the period of twelve months from the date on which:

(i)	any person, firm or company has obtained control of Vernalis (as defined in section 840 of ICTA); and

(ii)	any offer such person, firm or company has made to acquire shares in the capital of any holding company of Vernalis is declared unconditional in all respects,

either Vernalis or John Blundell Hutchison serves notice to terminate his contract, Vernalis would then forthwith make the payment of an amount equal to 12 months’ salary and salary supplement in lieu of notice.

7.2 The Non-Executive Directors have entered into terms of appointment with the Group on the following terms:

(a)	George MacDonald Kennedy entered into terms of appointment with Vernalis Group plc with effect from 19 May 2000. His term of appointment is on a 12-month rolling basis terminable on 12 months’ written notice from Vernalis or on six months’ notice from him. His current fee is £55,000 per annum.

(b)	Carol Cecilia Ferguson entered into terms of appointment with Vernalis Group plc on 24 May 2002. No term of appointment is stated. Her term of appointment is terminable upon six months’ written notice by either party. Her current fee is £33,000 per annum.

(c)	Dr Marvin Eugene Jaffe entered into terms of appointment with Vernalis Group plc on 11 March 1998. No term of appointment is stated. His term of appointment will cease at the next annual general meeting following his 70th birthday unless otherwise agreed by mutual consent and is otherwise terminable upon six months’ written notice by either party. His current fee is £33,000 per annum.

(d)	Dr Peter Robert Read entered into terms of appointment with Vernalis Group plc on 11 March 1998. No term of appointment is stated. His term of appointment will cease at the AGM following his 70th birthday unless otherwise agreed by mutual consent and is otherwise terminable upon six months’ written notice by either party. His current fee is £33,000 per annum.

7.3 Other than as disclosed in this paragraph 7, no contract of service is existing or proposed between Vernalis or any of its subsidiaries and any Director other than contracts of service expiring or determinable within one year without payment of contractual compensation to the Director.

7.4 Copies of the service contracts are available for inspection at the registered office of Vernalis during normal business hours on each business day.

7.5 The aggregate of the remuneration paid and benefits in kind granted to the Directors and Robert Mansfield, a former director of Vernalis, by members of the Group during the year ended 31 December 2002 was £1.3 million.

8.	Vernalis Share Option Schemes 8.1 General

(a)	Set out in this section is a summary of Vernalis’ Share Option Scheme arrangements, both prior to flotation in 1996 (where those options are still validly exercisable even though the schemes under which they were granted are now terminated) and in connection with schemes which Vernalis currently operates. Vernalis now incentivises its Directors and employees by way of the following schemes:

(i)	the Vernalis Savings-Related Share Option Scheme (see paragraph 8.4 below);

(ii)	the Vernalis Company Share Option Plan Part A and Part B (see paragraphs 8.5 and 8.6 below); and

(iii)	the Vernalis Group PLC All Employee Share Ownership Plan (see paragraph 8.7 below).

(b)	In 1993, Vanguard Medica Limited established an Inland Revenue approved Executive Share Option Scheme (the “1993 Approved Scheme”) and an unapproved Executive Share Option Scheme (the “1993 Unapproved Scheme”) (together the “1993 Schemes”). Under the 1993

Schemes, options were granted to subscribe for a total of 1,326,436 ordinary shares of 10 pence each of Vanguard Medica Limited. Following the acquisition by Vernalis of all the issued share capital of Vanguard Medica Limited on 3 April 1996 (the “Reorganisation”), these options were exchanged for options to subscribe for Ordinary Shares on a one-for-one basis on the terms of the 1993 Schemes. This is explained further at paragraph 8.2 below. As at the date of this document, options to subscribe for a total of 101,964 Ordinary Shares remain outstanding under the approved scheme, and no options remain outstanding under the unapproved scheme. In addition, Vanguard Medica Limited granted to the six original founders of Vernalis (the “Founders”) individual options to subscribe in aggregate for 591,394 ordinary shares of 10 pence each in Vanguard Medica Limited on similar terms as options granted under the 1993 Unapproved Scheme (see further paragraph 8.3 (b) below) of which no options remain outstanding. Finally, a further 3 individual options to subscribe in aggregate for 30,588 ordinary shares were granted to members of the US advisory panel to Vanguard Medica, on similar terms as options granted under the 1993 Unapproved Scheme (see further 8.3 (c) below). All these options remain outstanding.

(c)	Following the reorganisation, Vanguard Medica Limited terminated the 1993 Schemes (without prejudice to options already granted). No further options may be granted under the 1993 Schemes. The 1993 Schemes were replaced by three new share option schemes adopted by Vanguard on 3 April 1996, comprising The Vernalis Savings-Related Share Option Scheme (the “Sharesave Scheme”) and two new discretionary share option schemes, The Vernalis Company Share Option Plan Part A (the “CSOP Part A”) and Part B (the “CSOP Part B”) (together the “1996 Schemes”).

(d)	On 15 May 1997, Vernalis adopted the Vernalis Restricted Share Scheme. No further awards will be made under this scheme. As at the date of this document allocations over 16,137 Ordinary Shares remain outstanding.

8.2 The 1993 Approved Scheme and the 1993 Unapproved Scheme

(a)	An option granted under the 1993 Schemes generally becomes exercisable three years after the date on which it was granted and may not in any event be exercised more than 10 years after the date of grant in the case of the 1993 Approved Scheme and seven years after the date of grant in the case of the options under the 1993 Unapproved Scheme. When the Reorganisation took place, holders of options under both of the 1993 Schemes exchanged their options to subscribe for ordinary shares of 10 pence each of Vanguard Medica Limited for replacement options to subscribe for Ordinary Shares on a one-for-one basis. These replacement options are treated as having been granted when the original options to subscribe for ordinary shares of 10 pence each of Vanguard Medica Limited which they replace were granted. Accordingly, the replacement options generally become exercisable on the same date as the old options.

(b)	In the event of any issue of Ordinary Shares or other securities of Vernalis and/or any capitalisation, consolidation or sub-division or reduction of share capital of Vernalis and/or any other variation of the share capital of Vernalis, the option price and the number of Ordinary Shares subject to the option may be adjusted by the Remuneration Committee so long as the auditors of Vernalis confirm in writing that, in their opinion, the adjustment is fair and reasonable, and, in the case of the 1993 Approved Scheme, the adjustment is approved by the Inland Revenue.

8.3 Individual option instruments

(a)	These options are only capable of being exercised if the holder is, at the time of exercise, a consultant, employee or Vernalis Director unless his position is terminated without cause, although the holder can, within 60 days of his ceasing to be a consultant, employee or Vernalis Director, exercise such part of his option as was exercisable at the date he so ceased to be a consultant, employee or Vernalis Director.

All outstanding individual options are currently fully exercisable and lapse on the seventh anniversary of their grant.

(b)	On 3 April 1996, all of the holders of individual options to subscribe for ordinary shares of 10 pence each in Vanguard Medica Limited entered into “put and call” agreements with Vernalis whereby, on the eventual exercise of their options, the holder was entitled to require Vernalis to exchange the ordinary shares of 10 pence each of Vanguard Medica Limited so acquired for Ordinary Shares on a one-for-one basis and Vernalis was entitled to require the holder to exchange the ordinary shares of 10 pence each of Vanguard Medica Limited acquired on exercise of the options for Ordinary Shares on a one-for-one basis provided, in both cases, the number of

Ordinary Shares to be issued was subject to adjustment in the event of a variation of Vernalis’ share capital. None of these individual options remain outstanding.

(c)	On 1 May 1996, 3 members of the US advisory panel were granted options to subscribe for up to 30,588 Ordinary Shares. This included an option granted to Marvin Jaffe to subscribe for 10,196 Ordinary Shares. As at the date of this document all of these individual options are outstanding.

8.4 The Vernalis Savings-Related Share Option Scheme

(a)	The Sharesave Scheme is an Inland Revenue approved save-as-you-earn share option scheme. UK Directors who are contracted to work at least 25 hours per week and all other employees (regardless of how many hours they are required to work) are entitled to participate. The Directors may, however, permit other employees to participate in the Sharesave Scheme.

(b)	To join the Sharesave Scheme, an eligible employee must enter into a save-as-you-earn contract (the “Savings Contract”) with an appropriate savings body approved by Vernalis, thereby agreeing to make monthly contributions of between £5 and £250 for a three or five-year year period. The amount of monthly contributions may be scaled down by the Directors if applications exceed the number of Ordinary Shares available for the grant of options.

(c)	Each employee so joining is entitled to apply for an option to acquire Ordinary Shares at a price determined by the Directors, being not less than the greater of:

(i)	80 per cent. of the middle market quotation for such shares as derived from the Official List for the three dealing days immediately preceding the date of grant; and

(ii)	their nominal value.

(d)	Options granted under the Sharesave Scheme will normally only be exercisable for a period of six months commencing on the third, fifth or seventh anniversary of the starting date of the Savings Contract as selected by the participant and, if not exercised by the end of that period, will lapse. Options may, however, be exercised earlier than this in certain specified circumstances, including death, cessation of employment on account of injury, disability, pregnancy, redundancy, retirement, the sale of the business or subsidiary for which the employee works, and on reaching the age of 60 without retiring. Exercise is allowed in the event of an amalgamation, reconstruction or takeover of Vernalis; alternatively, options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company. Options may also be exercised in the event of the voluntary winding up of Vernalis.

(e)	In the event of any issue of Ordinary Shares or other securities of Vernalis (other than as consideration for an acquisition) and/or any capitalisation, consolidation or sub-division or reduction of share capital of Vernalis and/or any other variation of the share capital of Vernalis, the number of Ordinary Shares subject to any option and the exercise price may be adjusted by the Vernalis Directors with the approval of the Inland Revenue, subject to the auditors confirming in writing that such adjustment is, in their opinion, justified.

(f)	The Directors may at any time alter the Sharesave Scheme in any respect, provided that the prior approval of shareholders is obtained for alterations to the advantage of participants.

(g)	The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the Sharesave Scheme, to take account of any change in legislation or to obtain or maintain favourable tax treatment, exchange control, or regulatory treatment for participants or for the Company or for any participating company in the group. No alteration to the terms of the Sharesave Scheme may be made without the permission of the Inland Revenue while the Sharesave Scheme is approved by the Inland Revenue.

(h)	As at the date of this document options to subscribe for a total of 139,979 Ordinary Shares were outstanding under the Savings Related Share Option Scheme. No further options may be granted after 19 May 2010.

8.5 The Vernalis Company Share Option Plan Part A

(a)	The CSOP Part A is approved by the Inland Revenue. Selected directors who are required to work for at least 25 hours per week and employees of any member of the Group (regardless of how many hours they are required to work) are eligible to participate in the CSOP Part A. The grant of options is at the invitation of the remuneration committee.

(b)	Options granted under the CSOP Part A are exercisable within a period of 10 years from grant and entitle the holders to acquire Ordinary Shares at a price determined by the Remuneration Committee, being not less than the greater of:

(i)	if the Ordinary Shares are traded on the London Stock Exchange, the average of the middle market quotations for such shares as derived from the Official List for the three dealing days immediately preceding the date of grant, or in any other case, the market value (as agreed with the Inland Revenue) of the Ordinary Shares as at the date of grant; and

(ii)	their nominal value.

(c)	Each individual’s participation is limited so that the aggregate market value of Ordinary Shares under option (as at their relevant dates of grant) under the CSOP Part A and under any other discretionary scheme established by Vernalis:

(i)	which has been approved by the Inland Revenue (including the 1993 Approved Scheme) (but leaving out of account options which have been exercised) does not exceed £30,000;

(ii)	which may be granted in any financial year shall not exceed two times the individual’s base salary (or four times in the first 12 months of joining Vernalis or an unlimited grant for such joiners if the remuneration committee considers the circumstances to be sufficiently exceptional).

(d)	The exercise of options granted under the CSOP Part A is subject to the attainment of objective performance targets set by the Remuneration Committee at the date of grant linked to the underlying performance of Vernalis. The last tranche of grants required Vernalis’ total shareholder return to be at least at the median when compared with a pre-determined group of biotech companies over a period of at least three years. One-half of the options vest at median rising to full vesting for upper quartile performance. The performance conditions may, if required, be retested on the fourth and fifth anniversaries of grants.

(e)	Options may normally only be granted within six weeks after the announcement of Vernalis’ results for any period. However, options may be granted at other times if the remuneration committee consider the circumstances to be sufficiently exceptional. No options may be granted after 19 May 2010.

(f)	Options are normally only exercisable after the expiry of three years from the date of grant and by a person who remains a Director or employee of Vernalis or any subsidiary. Options may, however, be exercised for a limited period in certain specified circumstances, including death, ceasing employment on account of injury, disability, pregnancy, sickness, redundancy, retirement, the sale of the business or subsidiary for which the employee works or at the discretion of the remuneration committee if the employee ceases to be employed in any other circumstances. Options lapse if the option holder ceases employment otherwise than in the circumstances referred to above. Exercise is allowed in the event of an amalgamation, reconstruction or takeover of Vernalis; alternatively, options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. Options may also be exercised in the event of the voluntary winding up of Vernalis. If options are not exercised within 10 years of their grant, they lapse.

(g)	In the event of any issue of Ordinary Shares or other securities of Vernalis (other than as consideration for an acquisition) and/or any capitalisation, consolidation or sub-division or reduction of share capital of Vernalis and/or any other variation of the share capital of Vernalis, the number of Ordinary Shares subject to any option and the exercise price may be adjusted by the Directors with the approval of the Inland Revenue, subject to the auditors confirming in writing that such adjustment is, in their opinion, justified.

(h)	The Directors may at any time alter the CSOP Part A in any respect, provided that the prior approval of shareholders is obtained for alterations to the advantage of participants.

(i)	The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the CSOP Part A, to take account of any change in legislation or to obtain or maintain favourable tax treatment, exchange control, or regulatory treatment for participants or for the Company or for any participating company in the group. No alteration to the terms of the CSOP Part A may be made while the CSOP Part A is approved by the Inland Revenue without their approval.

(j)	As at the date of this document, options to subscribe for a total of 652,304 Ordinary Shares were outstanding under the CSOP Part A.

8.6 The Vernalis Company Share Option Plan Part B

(a)	The CSOP Part B was not drafted to comply with the provisions of Schedule 9 to the Income and Corporation Taxes Act 1988 (as amended) and has not been submitted to the Inland Revenue for approval. However, apart from certain technical differences, it is substantially identical to the CSOP Part A.

(b)	As at the date of this document, options to subscribe for a total of 1,589,461 Ordinary Shares were outstanding under the CSOP Part B.

8.7 The Vernalis Group plc All Employee Share Ownership Plan (“AESOP”)

(a)	Vernalis has adopted and has obtained Inland Revenue approval for the Rules and the Trust Deed for the Plan under the Finance Act 2000. The initial trustee of the AESOP is Abbey National AESOP Trustees Limited (the “Trustee”).

(b)	The AESOP contains three elements and the Directors will decide each year which (if any) of these elements will be offered to employees, provided that the AESOP may not be operated more than 10 years after its approval by shareholders on 19 May 2000.

(i)	“Free Shares”, which may be allocated to an employee by the Company. The market value of Free Shares allocated to an employee in any tax year may not exceed £3,000 or such higher limit as may from time to time be permitted by the relevant legislation. Free Shares may be allocated equally, or on the basis of salary, length of service or hours worked, or on the basis of the performance of the Company, one or more business units and/or individual performance, within the limits specified by the relevant legislation.

(ii)	“Partnership Shares”, which an employee may purchase out of his or her pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year may not exceed £1,500 (or 10 per cent. of an employee’s salary, if lower) or such higher limit as may from time to time be permitted by the relevant legislation.

(iii) “Matching Shares”, which may be allocated to an employee by the Company following a purchase of Partnership Shares.

Matching Shares are additional free shares. The maximum number of Matching Shares that the Company can allocate to an employee following a purchase of Partnership Shares by the employee is two Matching Shares for every one Partnership Share purchased by the employee.

(c)	UK-resident employees of the Company and participating subsidiaries (including directors who are required to work at least 25 hours per week) who have been employed at all times by the group for a period of 12 months (or such other shorter period as determined by the Directors) may be allocated Free or Matching Shares under the AESOP or invited to purchase Partnership Shares under the AESOP. The Board of Directors may amend the eligibility conditions and has a discretion to allow other employees to participate.

(d)	The Trustee may either subscribe for new shares or purchase shares in the market for the purposes of the AESOP.

(e)	Any ordinary shares allotted under the AESOP will rank pari passu with all other ordinary shares of the Company then in issue, except that they will not normally rank for dividends or for any other rights if the record date is prior to the date of allotment. Application will be made to the London Stock Exchange for such shares to be admitted to the Official List.

(f)

The Trustee will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on the employees’ behalf. Employees can withdraw Partnership Shares from the Trust at any time. Free Shares and Matching Shares held by employees will be subject to a requirement that the shares are held by the Trustee for a period after the initial allocation. This period will be notified to employees at the time of allocation and will not normally be for less than three years or for more than five years.

(g)	The AESOP will enable the Directors to determine, at the time of an award, that if employees cease to be employed by a group company within three years of being allocated Free or Matching shares (or such shorter period as the Director may specify), their right to those shares will be forfeited. However, in certain circumstances, for example death, redundancy or retirement employees will retain any Free and Matching Shares.

(h)	The Directors may at any time alter the AESOP in any respect, provided that the prior approval of shareholders is obtained for alteration to the advantage of participants, to: the rules governing eligibility; the individual limits on participation; the overall limits on the issue of shares; the rights attaching to the shares acquired; the basis for determining a participant’s entitlement to shares; and the amendment rule itself.

(i)	The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the AESOP, to take account of a change in legislation or to obtain or maintain favourable tax treatment, exchange control, or regulatory treatment for participants or for the Company or for any participating company in the group. No alteration to the terms of the AESOP or to the Trust Deed may be made while the AESOP is approved by the Inland Revenue without their approval.

(j)	No awards have been made under this Plan to date.

8.8 Share scheme limits

The 1996 Schemes and the AESOP are subject to the following overall limits on the number of Ordinary Shares which may be acquired by subscription:

(a)	in any period of ten years commencing on or after 19 May 2000, not more than nine per cent. of the ordinary share capital of Vernalis may be placed under option to subscribe under the CSOP Part A, the CSOP Part B or under any other discretionary share scheme adopted by Vernalis or any of its subsidiaries;

(b)	in any period of ten years commencing on or after 19 May 2000 , not more than five per cent. of the ordinary share capital of Vernalis may be placed under option to subscribe under the Sharesave Scheme, AESOP or under any other all-employee share scheme adopted by Vernalis or any of its subsidiaries; and

(c)	in any period of one year, not more than two per cent. of the ordinary share capital of Vernalis may be placed under option to subscribe under any employee share scheme adopted by Vernalis or any of its subsidiaries unless the Remuneration Committee resolve otherwise.

8.9 The Vernalis Group plc Employee Share Trust

Vernalis has also established the Trust for the benefit of employees. The Trust is a discretionary trust with a non-UK resident corporate trustee, which is a wholly owned subsidiary of Vernalis. The purpose of the Trust is to acquire, out of monies made available by members of the Group, Ordinary Shares. Currently, the trustees hold 35,122 Ordinary Shares.

8.10 As at 30 April 2003 (the latest practicable date prior to the publication of this document), there are outstanding options in favour of all persons except the Directors in respect of 1,436,588 Ordinary Shares under the Vernalis Group Share Option Schemes as follows:

	Options Outstanding	Option Price(p)	Earliest Exercise Date	Latest Exercise Date
Individual option instruments
May 1996	20,392	118	01.05.99	30.04.03

CSOP Part A
October 1997	4,079	467	17.10.00	16.10.07
March 1998	10,453	550	20.03.01	19.03.08
April 2000	4,000	222	20.04.03	19.04.10
July 2000	218,604	216	07.07.03	06.07.10
December 2000	11,111	270	15.12.03	14.12.10
March 2001	18,711	228	26.03.04	25.03.11
May 2001	11,905	252	29.05.04	28.05.11
July 2001	48,500	221	09.07.04	08.07.11
September 2001	10,350	98	24.09.04	23.09.11
April 2002	126,829	145	02.04.05	01.04.12
December 2002	104,000	102.5	31.12.05	30.12.12
January 2003	60,000	102.5	02.01.06	01.01.13
	628,542

	Options Outstanding	Option Price(p)	Earliest Exercise Date	Latest Exercise Date
CSOP Part B
March 1998	1,547	550	20.03.01	19.03.05
October 1998	2,000	232	15.10.01	14.10.08
March 1999	8,000	185	12.03.02	11.03.09
July 2000	8,896	216	07.07.03	06.07.10
December 2000	33,889	270	15.12.03	14.12.10
March 2001	1,589	228	26.03.04	25.03.11
May 2001	25,095	252	29.02.04	28.05.11
June 2001	50,000	240	11.06.04	10.06.11
July 2001	100,726	221	09.07.04	08.07.11
April 2002	208,171	145	02.04.05	01.04.12
December 2002	26,000	102.5	31.12.05	30.12.12
January 2003	190,000	102.5	02.01.06	01.01.13
	655,913

Sharesave Scheme
2000	37,688	202	25.05.03	24.11.03
2000	9,689	202	25.05.05	24.11.05
2001	73,347	98	01.12.04	31.05.05
2001	11,017	98	01.12.06	31.05.07
	131,741

8.11 The various share schemes (and individual options) permit adjustments to reflect the Open Offer. Any adjustments will be subject to the prior certification of the Company’s auditors that they are fair and reasonable and, in the case of Inland Revenue approved options, subject to approval of the Inland Revenue.

8.12 The options identified in this paragraph 8 were all granted for nil consideration (Sharesave options were only granted on the basis that the employee entered into an approved Savings Contract).

9.	Litigation

No member of the Group is, or has been, engaged in any legal or arbitration proceedings nor are any such proceedings pending or threatened by or against any member of the Group which may have or have had, during the 12 months preceding the date of this document, a significant effect on the Group’s financial position.

6.D.8

10.	UK taxation

10.1 General

The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of the UK Inland Revenue. They are intended to apply only to Shareholders who are resident or ordinarily resident in the UK for UK tax purposes, who hold Ordinary Shares as investments and who are the beneficial owners of Ordinary Shares. The statements may not apply to certain classes of Shareholders such as dealers in securities. Prospective subscribers for or purchasers of Ordinary Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Ordinary Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

10.2 Dividends

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

(a)	Individuals

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from the Company will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual Shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the “gross dividend”) which will be regarded as the top slice of the individual’s income. The tax credit will be equal to 10 per cent. of the “gross dividend” (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident individual Shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident Shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such Shareholder’s liability to income tax on the dividend. A UK resident individual Shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of that set-off of the tax credit is that such a Shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to one-quarter of the net cash dividend received).

(b)	Companies

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from the Company. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

(c)	Non-residents

Shareholders resident outside the UK may not be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by the Company.

(d)	Pension Funds

UK pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company.

10.3 Capital Gains

The issue of New Ordinary Shares to Qualifying Shareholders under the terms of the Open Offer, up to Qualifying Shareholders’ maximum pro rata entitlement, will be treated as a reorganisation of the Company’s share capital for the purposes of UK tax on chargeable gains. Accordingly, New Ordinary Shares acquired under the terms of the Open Offer up to a Qualifying Shareholder’s maximum pro rata entitlement will be treated as the same asset as, and acquired at the same time as, the original holding of Ordinary Shares.

To the extent that New Ordinary Shares are issued to a Qualifying Shareholder in excess of his maximum pro rata entitlement under the Open Offer or to persons pursuant to the Placing, this will not be treated as a reorganisation of the Company’s share capital for the purposes of UK tax on chargeable gains. Instead, such Shares will be treated as acquired as part of a separate acquisition.

A subsequent disposal of Ordinary Shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency, may, depending on the shareholder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five years and who disposes of the Ordinary Shares during that period may also be chargeable on his return to the UK on any capital gain realised (subject to any available exemption or relief).

Any chargeable gain or allowable loss made by a Qualifying Shareholder who subscribes for New Ordinary Shares pursuant to his pro rata entitlement under the Open Offer will be calculated taking into account the amount subscribed for the New Ordinary Shares (which will constitute an addition to the base cost of the combined holding for the purposes of the UK taxation of chargeable gains).

In respect of an individual who is a Qualifying Shareholder who subscribes for New Ordinary Shares pursuant to his pro rata entitlement under the Open Offer, indexation relief and taper relief (both reliefs being subject to rules restricting their application) may be available to reduce the amount of any chargeable gain realised on a subsequent disposal. In respect of an individual who is not a Qualifying Shareholder or who receives New Ordinary Shares pursuant to the Placing, taper relief may be available to reduce the amount of any chargeable gain realised on a subsequent disposal. In respect of any person subject to UK corporation tax on any chargeable gain realised on a disposal of the New Ordinary Shares, indexation relief may be available to reduce the amount of any such chargeable gain on disposal.

10.4 Stamp duty and stamp duty reserve tax

In relation to the New Ordinary Shares being issued by the Company, no liability to stamp duty or stamp duty reserve tax (“SDRT”) will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by the Company.

The conveyance or transfer on sale of the Ordinary Shares outside the CREST system will generally be subject to ad valorem stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given. Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An unconditional agreement to transfer Ordinary Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Ordinary Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Ordinary Shares.

Where Ordinary Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares or, in the case of an issue to such persons, the issue price of the Ordinary Shares. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to an issue or transfer of Ordinary Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of the Ordinary Shares into the clearance system and the exemption for dealings in the Ordinary Shares whilst in the system.

Under the CREST system for paperless share transfers, deposits of Ordinary Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or monies worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the Ordinary Shares on relevant transactions settled within the system.

The above statements are intended as a general guide to the current position. Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Any person who is in any doubt as to his tax position or who may be subject to tax in any other jurisdiction should consult his professional adviser.

11.	US taxation

11.1 US Federal Income Taxation

The following discussion summarises certain material US federal income tax consequences of owning or disposing of Ordinary Shares. This summary is limited to US Holders (as defined below) that will hold Ordinary Shares as capital assets. A “US Holder” is a beneficial owner of Ordinary Shares that, for US federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation, created or organised in or under the laws of the United States or any state thereof (including the District of Columbia) (iii) an estate that is subject to US federal income taxation without regard to the source of its income; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust or the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person. A “Non-US Holder” is a beneficial owner of the Ordinary Shares that is not a US Holder.

The following summary is of a general nature and does not address the tax consequences to persons subject to special tax treatment. Examples of such persons include, without limitation, the following: persons whose “functional currency” is not the US dollar, tax-exempt organisations, securities dealers, regulated investment companies, financial institutions, and insurance companies, persons who acquire Ordinary Shares as compensation, persons holding Ordinary Shares as part of a hedging, conversion, short sale or integrated transaction or a straddle, persons who own directly, indirectly, or by attribution 10 per cent. or more, by voting power, of the share capital of the Company and persons who hold the Ordinary Shares through partnerships and other pass-through entities. Further, the summary does not address alternative minimum tax consequences.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), US Treasury regulations and judicial and administrative interpretations thereof, and the Agreement Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the “UK-US Income Tax Treaty”), in each case as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. The Company has not requested, and will not request, a ruling from the US Internal Revenue Service with regard to the tax consequences of owning or disposing of Ordinary Shares.

You should consult your own tax advisers concerning the US federal income tax consequences of holding or disposing of Ordinary Shares in light of your particular situation, as well as concerning any consequences arising under the laws of any other tax jurisdiction, including any state, local or other foreign jurisdiction, and any estate or gift tax considerations.

11.2 Taxation of Distributions

Subject to the discussion below relating to the Company’s possible status as a “passive foreign investment company,” or PFIC, the gross amount of any distributions made with respect to Ordinary Shares, including any UK tax withheld (see below), will generally be included in income by a US Holder as ordinary dividend income to the extent such distributions are paid or deemed paid out of the Company’s current or accumulated earnings and profits as determined under US federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders.

To the extent that a distribution exceeds the Company’s current and accumulated earnings and profits as calculated for US federal income tax purposes, the distribution will be treated as follows: first, as a tax-free return of capital, which will cause a reduction in the holder’s adjusted basis in the Ordinary Shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which a holder will recognise upon a later disposition of those Ordinary Shares; and, second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain. The Company does not maintain calculations of its earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a tax-free return of capital or as a capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

If dividends are paid in pounds sterling, the amount includible in the income of a US Holder will be the US dollar value equivalent of the dividend determined using the spot exchange rate in effect on the date the dividend may be included in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars. A US Holder will have a basis in the pounds sterling equal to this US dollar value equivalent. Any gain or loss realised on a subsequent conversion or other disposition of the pounds sterling will generally be treated as ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

11.3 US Credit for UK Taxes Withheld

US Holders generally will be able to claim a credit against their US federal income tax liability for any UK withholding tax deducted from dividends received on their Ordinary Shares. Under current UK tax law, no tax will be withheld from cash dividends, if any, paid by the Company. Under the UK-US Income Tax Treaty as in effect on the date of this filing, US holders entitled to the benefits of the Treaty will be entitled to a UK tax credit with respect to dividends paid on their Ordinary Shares; however, the tax credit will be subject to a UK withholding tax equal to the amount of the tax credit. The Internal Revenue Service has confirmed in Revenue Procedure 2000-13 that, subject to certain limitations, the UK withholding tax imposed on payments made by the UK as tax credits with respect to dividends paid by the Company will be treated as a foreign income tax that is eligible for credit against a qualifying US Holder’s federal income tax. To qualify for such credit, US Holders may elect to be treated as receiving the tax credit amount due under the Treaty without affirmatively making a claim to the UK Inland Revenue. This election has been made available because the net of the tax credit amount and UK withholding tax should be zero, as stated above. The election is made on line 5 of Form 8833, “Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).” If the election is made, the US Holder is treated as having received an additional dividend and paid the UK withholding tax.

On July 24 2001, US and UK officials signed a new UK-US Income Tax Treaty which has been approved by the legislature of both countries and will enter into force after instruments of ratification are exchanged. The treaty will apply to UK withholding taxes on the first day of the second month following exchange of the instruments of ratification. The new treaty eliminates the provisions described above regarding a UK tax credit with respect to dividends paid on Ordinary Shares and the UK withholding tax on that tax credit.

Dividends paid by the Company generally will constitute foreign-source “passive income” or, in the case of certain US Holders, “financial services income” for US foreign tax credit purposes.

The foreign tax credit rules are complex, and US Holders are urged to consult with their tax advisers to determine whether and to what extent a credit would be available. US Holders that do not elect to claim a foreign tax credit may instead claim a deduction for UK withholding taxes.

11.4 Taxation of Sale or Exchange of Ordinary Shares

Subject to the discussion below relating to the Company’s possible status as a PFIC, a US holder will generally recognise gain or loss on the sale or exchange of Ordinary Shares equal to the difference between the amount realised on such sale or exchange and the US Holder’s tax basis in the Ordinary Shares. Such gain or loss generally will be subject to federal income tax as capital gain or loss, and will be long-term capital gain or loss if the Ordinary Shares disposed of were held for more than one year. Gain or loss, if any, recognised by a US Holder on such a disposition will generally be treated as income from sources within the United States for US foreign tax credit purposes, unless the gain or loss is attributable to an office or fixed place of business maintained by the US Holder outside the United States and certain other conditions are met. Capital losses realised on such a disposition may be subject to certain limitations on deductibility.

11.5 Backup Withholding and Information Reporting Requirements

US information reporting requirements may apply to payments of dividends and proceeds from the sale, exchange or redemption of Ordinary Shares. In addition, US backup withholding may apply to those amounts if the US Holder fails to furnish the payor with a correct taxpayer identification number, certificate of foreign status, or other required certification or fails to report interest and dividends required to be shown on the holder’s federal income tax returns. Any US persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”). Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their Ordinary Shares through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax, and amounts withheld as backup withholding will be creditable against the US Holder’s federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

11.6 Passive Foreign Investment Company Rules

The Code contains certain “anti-deferral” provisions applicable to foreign corporations that are treated as “passive foreign investment companies,” or PFICs, for US federal income tax purposes. These provisions generally seek to reduce or eliminate the effect of the deferral of US taxes on certain undistributed earnings of such foreign corporations, with the result that in some cases income may be required to be recognised before an actual cash distribution is made.

The Company would be classified as a PFIC for US federal income tax purposes if for any taxable year either: (i) 75 per cent. or more of the Company’s gross income for the taxable year is passive income, or (ii) the average value of the Company’s assets during the taxable year which produce passive income or which are held for the production of passive income is at least 50 per cent. of the average fair market value of all of the Company’s assets for such year.

Passive income for this purpose means, in general, dividends, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not received from a related person), annuities, net gains from the sale or exchange of assets that produce passive income, net gains from commodities transactions, net gains from foreign currency transactions and income equivalent to interest. For the purpose of the PFIC test, if a foreign corporation owns directly or indirectly at least 25 per cent. by value of the share capital of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and directly receiving its proportionate share of the income of such other corporation.

An actual determination of PFIC status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Based upon the Company’s review of its existing financial data for 2002 and projections for 2003, and the application of the US tax rules and regulations to these financial data and projections, the Company believes that it is not a PFIC for US federal income tax purposes and does not expect to become a PFIC. However, because this conclusion is a factual determination made annually and because there are uncertainties in the application of the relevant rules, the Company cannot assure you that the Company will not be considered a PFIC for any taxable year. Any change in the ownership structure or in the makeup of the Company’s assets or income from those reflected in these financial data and projections could change this conclusion.

If the Company were determined to be a PFIC, the treatment of US Holders would differ from that discussed above. Specifically, if the Company were classified as a PFIC for any period during a US Holder’s holding period for the Ordinary Shares, absent the holder validly making one of the elections described below, such US Holder would generally be required to treat all “excess distributions” received during such holding period with respect to the Ordinary Shares as if those amounts were ordinary income earned rateably over such holding period. Excess distributions for this purpose would include all gain realised on the disposition of the Ordinary Shares as well as certain distributions made by the Company. Amounts treated under this analysis as earned in the year of the disposition or distribution or in any year before the first year in which the Company is a PFIC would be included in the holder’s ordinary income for the year of the disposition or distribution. All remaining amounts would be subject to tax at the highest ordinary income tax rate that would have been applicable in the year in which such amounts were treated as earned, and interest would be charged on the tax payable with respect to such amounts. In addition, if the Company is classified as a PFIC, Ordinary Shares acquired by a holder from a decedent generally would not receive a “stepped-up” basis but would, instead, have a tax basis equal to the lower of the decedent’s basis or the fair market value of the Ordinary Shares on the date of the decedent’s death.

However, US Holders generally could timely elect for the first year of their holding period of the Ordinary Shares in which the Company is a PFIC to treat the Company as a qualified electing fund, provided the Company complies with certain reporting requirements for such treatment. Such an election generally would require those holders to include currently in income for each year in which the Company is a PFIC their pro rata share of the Company’s earnings and profits, but would avoid the application of the excess distribution rules and other adverse tax consequences described above. An electing US Holder’s basis in the Ordinary Shares would be increased by the amounts included in income, and subsequent distributions by the Company of previously included earnings and profits generally would not be treated as a taxable dividend and would result in a corresponding reduction in basis. A US Holder making such a timely election will not be taxed on the Company’s undistributed earnings and profits for any year that the Company is not a PFIC. In order to be able to make the qualified electing fund election, the Company would be required to provide a US Holder with certain information. The Company does not at present intend to provide the required information.

If the Company were determined to be a PFIC, US Holders could elect to mark their Ordinary Shares to market annually (a “mark-to-market” election), and include as ordinary income the excess of the value of the Ordinary Shares over their basis. US Holders making such an election would likewise be allowed an ordinary deduction, up to the amount of previously recognised income, for years in which their basis in their Ordinary Shares exceeded their value. The adjusted basis of such holder’s Ordinary Shares would be increased or decreased by the ordinary income or deduction recognised by the holder under these provisions. Gain (or loss, up to the amount of previously recognised income) recognised on the sale or other disposition of Ordinary Shares by a holder making a mark-to-market election would be treated as ordinary income or loss. A mark-to-market election could generally be made without the need for any information from us and, if made for the first year during a US Holder’s holding period for which the Company is a PFIC, would avoid the application of the excess distribution rules described above. Once made, a mark-to-market election generally remains in effect for as long as a holder continues to own Ordinary Shares.

Neither the Company nor its advisers have any obligation to inform US Holders of future changes in the consequences that could result from the Company becoming classified as a PFIC in the future.

US Holders are urged to consult their own tax advisers concerning the potential application of the PFIC provisions, as well as the advisability and timing of making a qualified electing fund or mark-to-market election for their Ordinary Shares if we are classified as a PFIC.

The above summary is not intended to constitute a complete analysis of all UK and US federal income tax consequences of the ownership or disposition of Ordinary Shares. This discussion is included for general information purposes only and may not apply to a particular holder in light of such holder’s personal circumstances. US Holders are urged to consult their own tax advisers as to the particular tax consequences to them of the ownership or disposition of Ordinary Shares, including the application of state, local or other foreign tax laws.

12.	Material contracts

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Group within the two years immediately preceding the date of this document and are or may be material or have been entered into at any time by a member of the Group and contain a provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

(a)	Placing and Open Offer Agreement

The Placing and Open Offer Agreement dated 1 May, 2003 between the Company and Cazenove, pursuant to which Cazenove has agreed: (1) as agent for the Company and subject to the terms and conditions of the Placing and Open Offer Agreement, to invite Qualifying Shareholders to subscribe for 30,098,086 New Ordinary Shares; (2) subject to the terms and conditions of the Placing and Open Offer Agreement, to procure subscribers for, or itself subscribe for, all the New Ordinary Shares available under the Open Offer other than the Committed Open Offer Shares (the “Clawback Shares”) on the basis that such shares are subject to recall to satisfy valid applications by Qualifying Shareholders under the Open Offer; (3) subject to the terms and conditions of the Placing and Open Offer Agreement, to procure subscribers for, or itself subscribe for, 14,346,359 New Ordinary Shares pursuant to the Firm Placing; and (4) to act as sponsor to the Company in connection with Admission.

The Placing and Open Offer Agreement is conditional upon, inter alia, the passing of the Resolutions and Admission taking place not later than 8.00 a.m. on 30 May 2003 or such later date as Cazenove may agree. The Placing and Open Offer Agreement contains certain warranties, undertakings and indemnities given by the Company in favour of Cazenove. Cazenove has the right to terminate the Placing and Open Offer Agreement prior to Admission in certain circumstances including, inter alia, if there has been a breach by the Company of any of its obligations under the Placing and Open Offer Agreement which is material in the context of the Placing and Open Offer, in the event of certain adverse changes in or affecting the condition (financial or otherwise), prospects, earnings, business affairs, properties, management, results of operations or financial condition of the Company or any member of the Group or on the occurrence of certain force majeure events more fully set out in the Placing and Open Offer Agreement.

The Company has agreed to pay Cazenove (together with any applicable value added tax): (1) whether or not Admission becomes effective, a commitment commission of 0.5 per cent. of the value at the Offer Price of the Clawback Shares and (2) subject to Admission, a commission of £750,000 plus a placing commission of 0.75 per cent. of the value at the Offer Price of the Clawback Shares. Out of the commissions, Cazenove shall pay placing commissions to such persons (if any) as it may procure to subscribe for Clawback Shares.

The Company will pay the incidental costs and expenses of and relating to the Placing and Open Offer.

(b) Roche convertible loan agreement

On 13 May 2002 Vernalis entered into a convertible loan agreement with Roche pursuant to which Roche made a loan to Vernalis of £7 million, convertible at any time by Roche into ordinary shares in Vernalis at a conversion price of 329 pence per share. The Company also has rights to convert the loan in specified circumstances. If not converted the loan is repayable after five years. Interest is payable semi-annually in arrears on 13 May and 13 November in each year. The terms of the loan include an anti-dilution provision that will be triggered by the issue of New Ordinary Shares in the Placing and Open Offer, the effect of which will be to reduce the conversion price. This would result in Roche receiving an additional 1,576,044 New Ordinary Shares on conversion of the full amount of the loan.

13.	Working capital

The Company considers that, taking into account the cash and other facilities available to it and the net proceeds from the Placing and Open Offer, the Group has sufficient working capital for its present requirements, that is for the next 12 months from the date of this document.

14.	Significant Change

Save as disclosed in the paragraphs entitled “Current trading and prospects” in Part I and “Organisational Structure and Overview” in Part V of this document, there has been no significant change in the financial or trading position of the Group since 31 December 2002, being the date the financial information contained in the accountants’ report is prepared to.

15.	Subsidiaries

The Company is the principal and holding company of the Group. The subsidiary undertakings of the Company are as follows:

Subsidiary undertakings	Registered office	Activity	Shares in issue	Interest in allotted capital (per cent.)		Country of Incorporation
				Direct	Indirect
Vernalis Limited	Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA	Research and development of pharmaceutical products and their subsequent licensing, production, distribution and sale.	Ordinary 10p: 907,858 Preference 10p: 13,271,496	100	—	England and Wales
Vernalis Research Limited	Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA	Research and development of pharmaceutical products and their subsequent licensing, production, distribution and sale.	Ordinary A 10p: 4,327,911 Ordinary B 10p: 14,063,040	100	—	England and Wales
Vernalis Group Share Scheme Trustees Limited	PO Box 87 22 Greville St. St. Helier Jersey JE4 8PX	Trustee of the Vernalis Group plc Employee Share Trust	Ordinary shares £1 : 10	100	—	Jersey, Channel Islands

The Company has, in addition, five dormant subsidiaries, Cerebrus Limited, Vanguard Medica Limited, Cerexus Limited, Cerebrus Inc. and Vernalis Corporation, Inc.

16.	Principal Establishments

The Company’s registered office at Oakdene Court, 613 Reading Road, Winnersh, Wokingham, Berkshire RG41 5UA is the only establishment of the Group which accounts for more than 10 per cent. of the Group’s net turnover or production. The property is approximately 44,000 sq. ft. in size and the Company has a 20 year leasehold interest in the property, which commenced on 9 May 1997. Current annual rent is £730,000. The Group also has two sub-leased premises at Units 1-2, Chancellor Court, Surrey Research Park, Guildford, Surrey. The leasehold expires on 21 March 2004 and annual rent is £308,000.

17.	General Information

17.1 The auditors of the Company are PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, have audited the Company’s accounts for the two years ended 31 December 2000 and 2001. PricewaterhouseCoopers’ reports on such accounts were unqualified and did not contain a statement under subsections 237(2) or (3) of the Companies Act.

17.2 PricewaterhouseCoopers LLP have given and has not withdrawn its written consent to the inclusion in this document of its name and references to it in the form and context in which they appear and have authorised the contents of those sections of this document in which its reports appear for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

17.3 Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion in this document of the references to its name in the form and context in which they are included.

17.4 The total expenses relating to the issue of the New Ordinary Shares, including the listing fees of the UK Listing Authority, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £1.9 million (including VAT) in aggregate and are payable by the Company. Included within the total are commissions which are expected to be approximately £848,000 payable to Cazenove.

17.5 The registrars of Vernalis are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ND. The receiving agents are Lloyds TSB Registrars, Antholin House, 71 Queen Street, London EC4N 1SL.

17.6 The financial information contained in this document which relates to the Company does not constitute full statutory accounts as referred to in section 240 of the Act.

17.7 Vernalis does not know of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the issuer.

17.8 Any analysis of data provided by IMS Health and referred to in this announcement has been independently arrived at by the Company on the basis of the data provided by IMS Health and other information. IMS Health is not responsible for any reliance by recipients on the data or any analysis thereof.

18.	Documents for Inspection

Copies of the following documents may be inspected at the offices of Allen & Overy, One New Change, London EC4M 9QQ and at the registered office of Vernalis, during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this document up to and including 23 May (being not less than the longer of 14 days from the date of this document and the duration of the Open Offer):

(a)	the Memorandum and Articles of Association of Vernalis;

(b)	the audited consolidated accounts of Vernalis for the two financial years ended 31 December 2000 and 2001);

(c)	the service contracts and letters of appointment of the Directors referred to in paragraph 7 of this Part VII;

(d)	the material contracts referred to in paragraph 12 of this Part VII;

(e)	the irrevocable undertaking referred to in Part I;

(f)	this document;

(g)	the consent letter from PricewaterhouseCoopers LLP referred to in paragraph 17.2 of this Part VII;

(h)	the consent letter from Cazenove referred to in paragraph 17.3 of this Part VII; and

(i)	the report of PricewaterhouseCoopers LLP set out in Part VI of this document.

Dated: 1 May 2003

PART VIII

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“Act” Companies Act 1985, as amended;

“Admission” the admission of the New Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and “Admission becoming effective” means its becoming effective in accordance with paragraph 7.1 of the Listing Rules and paragraph 2.1 of the admission and disclosure standards published by the London Stock Exchange;

“Application Form”	the application form accompanying this document on which Qualifying Shareholders may apply for New Ordinary Shares under the Open Offer;

“Amvescap”	Amvescap plc of 30 Finsbury Square, London EC2A 1AG;

“Articles”	the articles of association of the Company;

“Cazenove”	Cazenove & Co. Ltd;

“Cerebrus”	Cerebrus Pharmaceuticals Limited;

“Combined Code”	the principles of good governance and code of best practice appended to the Listing Rules;

“Committed Open Offer Shares”	the New Ordinary Shares other than the Committed Firm Placing Shares which are the subject of the undertaking from Invesco referred to in paragraph 6 of Part I of this document;

“Committed Firm Placing Shares”	4,000,220 of the New Ordinary Shares which are the Subject of the undertaking from Invesco referred to in paragraph 6 of Part I of this document;

“Company” or “Vernalis”	Vernalis Group plc;

“Conditional Placing”	the conditional placing of New Ordinary Shares under the Open Offer other than the Committed Open Offer Shares, pursuant to the Placing and Open Offer Agreement;

“CREST”

the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations), being a paperless settlement system enabling securities to be evidenced otherwise than by certificate and transferred otherwise than by way of a written instrument;

“CRESTCo”	CRESTCo Limited;

“Directors” or “Board”	the Executive and Non-Executive Directors of the Company;

“Elan”	Elan Corporation and/or all or any of its affiliates;

“Employee Share Schemes”	the Vernalis employee share schemes, details of which are set out in paragraph 8 of Part VII of this document;

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended;

“Executive Directors”	the executive Directors of the Company;

“Extraordinary General Meeting” or	the extraordinary general meeting of the Company to be held at

“EGM”	10.30 a.m. on 28 May 2003 at the offices of Allen & Overy, One New Change, London EC4M 9QQ (or any adjournment thereof);

“FDA”	the US Food and Drug Administration;

“Financial Services and Markets Act”	the Financial Services and Markets Act 2000;

“Firm Placing” the firm placing of up to 14,346,359 New Ordinary Shares on behalf of the Company, pursuant to the Placing and Open Offer Agreement (including, for the avoidance of doubt, the Committed Firm Placing Shares);

“Form of Proxy”	the form of proxy accompanying this document for use in connection with the EGM;

“GlaxoSmithKline”	GlaxoSmithKline plc of 980 Great West Road, Brentford, MiddlesexTW8 9GS;

“Group”	the Company and its subsidiary undertakings (as defined in section 258 of the Act);

“Invesco”	Invesco Asset Management Limited of 30 Finsbury Square, London EC2A 1AG;

“Lilly”	Eli Lilly & Company and/or its affiliates;

“Listing Rules”	the listing rules of the UK Listing Authority;

“Manager”	Cazenove;

“MCA”	Medicines Control Agency;

“Menarini”	Menarini International S.A. and/or all or any of its affiliates;

“New Ordinary Shares”	the new Ordinary Shares to be issued by the Company in whole or in part under the Placing and Open Offer having the rights set out in the Articles;

“Non-Executive Directors”	the non-executive Directors of the Company;

“Offer Price”	36 pence per New Ordinary Share;

“Official List”	the Official List of the UK Listing Authority;

“Open Offer”

the conditional invitation set out in Part II of this document, by Cazenove on behalf of the Company, to Qualifying Shareholders to apply for up to 30,098,086 New Ordinary Shares on a pre-emptive basis on the terms and conditions set out in this document and in the Application Form;

“Ordinary Resolution”	the ordinary resolution to be proposed at the EGM;

“Ordinary Shares”	ordinary shares of 10p each in the Company;

“Overseas Shareholders” holders of Ordinary Shares who have registered addresses outside the United Kingdom or are citizens of, or residents in, countries other than the United Kingdom;

“Placing” the Firm Placing and the Conditional Placing;

“Placing and Open Offer Agreement” the agreement dated 1 May 2003 between the Company and Cazenove relating to the Placing and Open Offer, further details of which are set out in paragraph 12 of Part VII of this document;

“Qualified Institutional Buyer” or “QIB” Qualified Institutional Buyer as defined in Rule 144A under the Securities Act;

“Qualifying Shareholders”

holders of Ordinary Shares on the register of members of The Company as at the close of business on the Record Date with a registered address outside the United States (other than Certain Qualified Institutional Buyers identified by the Company), Australia, Canada or Japan;

“Record Date”	29 April 2003, being the record date for the Open Offer;

“Registrars”	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA;

“Regulations”	The Uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272), as amended;

“Resolutions”	the Special Resolution and the Ordinary Resolution;

“Roche”	F. Hoffman–La Roche Limited and/or its affiliates;

“SEC”	the United States Securities and Exchange Commission;

“Securities Act”	the United States Securities Act of 1933, as amended;

“Shareholders”	holders of Ordinary Shares;

“Special Resolution”	the special resolution to be proposed at the EGM;

“substantial shareholder”	has the meaning given to it in Chapter 11 of the Listing Rules;

“UBS Warburg”	UBS Limited, a wholly owned subsidiary of UBS AG;

“UCB”	UCB Pharma SA and/or its subsidiaries and affiliates including UCB Pharma Inc;

“UK GAAP”	generally accepted accounting principles in the UK;

“UK Listing Authority”	the Financial Services Authority acting in its capacity as The competent authority for the purposes of Part VI of the Financial Services and Markets Act;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“USD” or “$”	United States dollars;

“US GAAP”	generally accepted accounting principles in the US;

“Vernalis”	Vernalis Group plc.

GLOSSARY OF SCIENTIFIC TERMS

“Agonist”	a substance which enhances biological activity at a receptor site;

“Antagonist”	a substance which reduces or prevents the effect of an agonist at a receptor site;

“CNS”	the central nervous system;

“Efficacy”	the therapeutic effect of a drug;

“Enantiomer”	one of two mirror image forms of an optically active molecule. The enantiomers may possess different biological properties;

“5-HT”	5 hydroxytryptamine (serotonin), a chemical messenger substance found in the body, especially in the nervous system;

“Frovatriptan”	Frovatriptan. succinate;

“IMS Health”	IMS Health Inc.;

“Indication”	a term used to define the disease for which a drug is approved;

“Lead Candidate”	the chemical molecule demonstrating the most medically attractive profile of properties arising from laboratory tests carried out on a series of molecules;

“Metabolism”	the effect of the body on an administered compound which results in its transformation into other compounds prior to excretion;

“NDA”	New Drug Application—an application to the FDA for approval to market a drug;

“Pharmacokinetics”	the absorption, distribution, metabolism and excretion of a drug by the body, studied over a period of time;

“Phase I”	studies usually in healthy subjects to determine biological properties including, pharmacological activity, pharmacokineticsand tolerability of a new drug;

“Phase II”	early stage clinical trials in patients designed to obtain preliminary evidence of safety and efficacy and to explore a range of doses;

“Phase IIa”	studies in a limited number of patients to make a preliminary determination of efficacy to provide proof of the concept;

“Phase III”	large scale clinical studies to determine efficacy and safety of a drug prior to seeking marketing approval;

“Phase IIIb	clinical trials performed to support marketing conducted after a product licence has been applied for but prior to approval, orclinicaltrials to support a new indication;

“Phase IV”	clinical trials performed to support marketing once a drug has been approved;

“Receptor”	a protein located in a body tissue with which a hormone, chemical messenger substance or drug interacts to produce or prevent a biological action;

“SSRI”	selective serotonin reuptake inhibitor; and

“Synthesis”	the preparation of a substance by chemical means as opposed to its extraction from a natural source.

Vernalis Group plc

(Registered in England and Wales No. 03137449)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the above-named Company will be held at 10.30 a.m. on 28 May 2003 at the offices of Allen & Overy, One New Change, London EC4M 9QQ to consider and, if thought fit, to pass the following resolutions. Resolution 1 will be proposed as a Special Resolution and Resolution 2 will be proposed as an Ordinary Resolution.

SPECIAL RESOLUTION

1.	THAT, conditional upon Admission (as defined in the prospectus to shareholders of the Company dated

1 May 2003 (the “Prospectus”)) having occurred by 8.00 a.m. on 30 May 2003, or such later time and/or date, not later than 6 June 2003, as the Company and the Manager (as defined in the Prospectus) shall agree and the Placing and Open Offer Agreement (as defined in the Prospectus) not having been terminated or rescinded:

(1)	the authorised share capital of the Company be increased from £7.5 million to £12.5 million by the creation of 50 million additional ordinary shares of 10p each ranking pari passu in all respects as one class of shares with the existing ordinary shares of 10p each in the capital of the Company;

(2)	(a) the directors be unconditionally authorised, in accordance with section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (as defined for the purposes of that section) up to a maximum nominal amount of £4.5 million) pursuant to the proposed Placing and Open Offer of New Ordinary Shares (each as defined and described in the Prospectus);

(b)	this authority shall expire at the conclusion of the next annual general meeting after the passing of this resolution;

(c)	the Company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be allotted after it expires; and

(d)	this authority shall be without prejudice to all subsisting authorities under section 80 of the Companies Act 1985; and

(3)	(a) the directors be given power to allot for cash equity securities (as defined for the purposes of section 89 of the Companies Act 1985) pursuant to the authority under section 80 of that Act conferred on them by paragraph (2) of this resolution as if section 89(1) of that Act did not apply to the allotment PROVIDED THAT this power shall be limited to:

(i)	the allotment of equity securities pursuant to the Conditional Placing and Open Offer (each as defined and described in the Prospectus) having a nominal amount not exceeding in aggregate £3.05 million; and

(ii)	the allotment of equity securities pursuant to the Firm Placing (as defined and described in the Prospectus) having a nominal amount not exceeding in aggregate £1.45 million;

(b)	this power shall expire at the conclusion of the next annual general meeting after the passing of this resolution;

(c)	this power shall be without prejudice to all subsisting powers under section 95 of the Companies Act 1985; and

(d)	the Company may, before this power expires, make an offer or agreement which would or might require equity securities to be allotted after it expires.

ORDINARY RESOLUTION

2.	THAT the proposed arrangements for Invesco Asset Management Limited’s participation in the Firm Placing as described in the Prospectus be and are hereby approved subject to or incorporating such amendments or modifications of a non-material nature as the directors or a duly authorised committee thereof consider appropriate or desirable.

Dated 1 May 2003

By order of the Board

Peter B. Worrall MA, ACA

Company Secretary

Registered Office

Oakdene Court

613 Reading Road

Winnersh, Wokingham

Berkshire RG41 5UA

Notes:

1.	A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a member of the Company. The return of a form of proxy will not preclude a member from attending and voting at the above meeting in person should he or she subsequently decide to do so.

2.	To be valid, a form of proxy and any power of attorney or other authority under which it is signed or a notarially certified or office copy of such power or authority must be lodged with the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not later than 48 hours before the time appointed for holding the meeting.

3.	As provided by Regulation 41 of the Uncertificated Securities Regulations 2001, only those members registered in the Company’s register of members as at 6.00 p.m. on 26 May 2003 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Company’s register of members after 6.00 p.m. on 26 May 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.	In the case of an individual, forms of proxy should be signed by the individuals or signed on his behalf by his attorney duly authorised in writing. In the case of a corporation, forms of proxy should be executed under its common seal or signed by a duly authorised officer of or attorney for the corporation.

5.	The register of directors’ interests and copies of all contracts of service under which the directors are employed by the Company or its subsidiary are available for inspection by members at the registered office of the Company during normal working hours on any weekday from the date of this notice and will be available for inspection at the place of the meeting from 15 minutes prior to the meeting until its conclusion.

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